


05011994

File No.
082-34815


SEC MAIL PROCESSING
RECEIVED
OCT 24 2005
WASH, D.C.
199
SECTION


SUPPL

ASTRO ALL ASIA NETWORKS plc

20 October 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs,

ASTRO ALL ASIA NETWORKS plc ("Company")
- Rule 12g3-2(b) Exemption Application

We refer to the above and our letter dated 24 January 2005 ("Letter"), a copy of which is attached.

Further to the Letter, please find enclosed as Annexure A the list of documents which sets forth information that the Company (i) has made or is required to make public pursuant to the laws of the United Kingdom; (ii) filed with the Bursa Securities and which was made public by such exchange; and (iii) distributed to its shareholders.

In addition, we wish to advise that the authorised share capital of the Company as at todate is £301,578,947.36 comprising 3,000,000,000 ordinary shares of £0.10 each, 53,947,368 Series I redeemable preference shares of £0.01 each and 103,947,368 Series II redeemable preference shares of £0.01 each, of which 1,923,839,961 ordinary shares of £0.10 each are issued and fully paid-up.

If you have any queries on the above, kindly contact the following:-

The Company Secretary
ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
(Attention:- Ms. Rohana Rozhan)

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Yours faithfully,

Sharon Liew
Manager, Secretarial

c.c. Ms. Rohana Rozhan
Mr. Paul Lim

Enclosures

10/25

[In]corporated in England and Wales - No: 4841085
[R]egistered Office:
[1]0 Upper Bank Street

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong - Sg Besi
Bukit Jalil
57000 Kuala Lumpur

Annexure A

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i)

List setting forth documents published, filed or distributed by the Company (please see enclosed files for copies of such documents)

1.0 Statutory documents since 14 January 2005

No.	Date	Details
1.1	19.01.2005	Form 88(2) (Return of Allotment of Shares)
1.2	25.01.2005	Form 88(2)
1.3	27.01.2005	Form 88(2)
1.4	31.01.2005	Form 88(2)
1.5	31.01.2005	Form 403a (Declaration of satisfaction in full or in part of mortgage or charge)
1.6	04.02.2005	Form 88(2)
1.7	14.02.2005	Form 88(2) (3 nos.)
1.8	16.02.2005	Form 88(2) (2 nos.)
1.9	18.02.2005	Form 88(2) (2 nos.)
1.10	21.02.2005	Form 88(2) (2 nos.)
1.11	28.02.2005	Form 88(2) (2 nos.)
1.12	01.03.2005	Form 88(2)
1.13	04.03.2005	Form 88(2) (2 nos.)
1.14	08.03.2005	Form 88(2) (2 nos.)
1.15	10.03.2005	Form 88(2)
1.16	08.04.2005	Form 88(2) (2 nos.)
1.17	12.04.2005	Form 88(2)
1.18	14.04.2005	Form 88(2)
1.19	25.04.2005	Form 88(2)
1.20	03.05.2005	Form 88(2)
1.21	09.05.2005	Form 88(2)
1.22	12.05.2005	Form 88(2) (2nos.)
1.23	17.05.2005	Form 88(2) (3 nos.)
1.24	19.05.2005	Form 88(2) (4 nos.)
1.25	24.05.2005	Forms 88(2) (2 nos.)
1.26	31.05.2005	Form 88(2)

No.	Date	Details
1.27	08.06.2005	Forms 88(2) (2 nos.)
1.28	10.06.2005	Form 88(2)
1.29	14.06.2005	Form 88(2)
1.30	17.06.2005	Form 88(2)
1.31	21.06.2005	Form 88(2) (2 nos.)
1.32	24.06.2005	Form 88(2)
1.33	04.07.2005	Form 88(2)
1.34	05.07.2005	Form 88(2)
1.35	07.07.2005	Form 88(2) (2 nos.)
1.36	11.07.2005	Form 88(2)
1.37	14.07.2005	Form 88(2)
1.38	19.07.2005	Form 88(2) (3 nos.)
1.39	20.07.2005	Form 288b (Terminating appointment as Director or Secretary)
1.40	21.07.2005	Form 88(2) (2 nos.)
1.41	25.07.2005	Form 88(2) (2 nos.)
1.42	29.07.2005	Form 88(2)
1.43	01.08.2005	Form 88(2) (2 nos.)
1.44	09.08.2005	Form 88(2) (3 nos.)
1.45	11.08.2005	Form 88(2) (2 nos.)
1.46	15.08.2005	Form 88(2) (2 nos.)
1.47	18.08.2005	Form 88(2) (2 nos.)
1.48	22.08.2005	Form 88(2) (3 nos.)
1.49	25.08.2005	Form 88(2) (4 nos.)
1.50	29.08.2005	Form 88(2)
1.51	02.09.2005	Form 88(2) (3 nos.)
1.52	12.09.2005	Form 88(2) (2 nos.)
1.53	13.09.2005	Form 88(2)
1.54	14.09.2005	Form 363a (Annual Return)
1.55	19.09.2005	Form 88(2)
1.56	27.09.2005	Form 88(2) (4 nos.)

No.	Date	Details
1.57	29.09.2005	Form 88(2) (2 nos.)
1.58	04.10.2005	Form 88(2) (3 nos.)

2.0 Announcements to Bursa Malaysia Securities Bhd ("BMSB") since 19 January 2005

No.	Date	Details
2.1	20.01.2005	Notification pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of the Listing Requirements of BMSB ("BMSBLR")
2.2	27.01.2005	ESOS.
2.3	27.01.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.4	31.01.2005	Proposed Internal Restructuring of the ASTRO ALL ASIA NETWORKS plc Group of Companies.
2.5	04.02.2005	ESOS
2.6	08.02.2005	ESOS
2.7	22.02.2005	ESOS
2.8	23.02.2005	ESOS
2.9	24.02.2005	ESOS
2.10	04.03.2005	ESOS
2.11	07.03.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.12	09.03.2005	ESOS
2.13	11.03.2005	Acquisition of new subsidiaries, Astro Multimedia Corporation N.V. and Astro Multimedia N.V.
2.14	11.03.2005	Agreement to establish joint venture for digital satellite pay television and multimedia business in Indonesia
2.15	11.03.2005	Press release on the Indonesian Pay Television Joint Venture.
2.16	11.03.2005	Unaudited financial results for the fourth quarter ended 31January 2005
2.17	11.03.2005	Press release on the financial results for the fourth quarter and year ended 31 January 2005
2.18	14.03.2005	ESOS
2.19	15.03.2005	ESOS
2.20	15.03.2005	Notification pursuant to Paragraph 14.08(c) of BMSBLR (Dealings during Closed Period)
2.21	31.03.2005	ESOS

No.	Date	Details
2.22	06.04.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.23	07.04.2005	ESOS
2.25	11.04.2005	ESOS
2.25	14.04.2005	ESOS
2.26	18.04.2005	ESOS
2.27	19.04.2005	ESOS
2.28	22.04.2005	Acquisition of 100% equity interest in Radio Lebuhraya Sdn Bhd.
2.29	28.04.2005	ESOS
2.30	04.05.2005	ESOS
2.31	09.05.2005	ESOS
2.32	10.05.2005	Recurrent Related Party Transaction of a Revenue or Trading Nature in relation to the provision of call centre and form processing services by SRG Asia Pacific Sdn Bhd to MEASAT Broadcast Network Systems Sdn Bhd
2.33	12.05.2005	ESOS
2.34	13.05.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.35	18.05.2005	ESOS
2.36	19.05.2005	ESOS
2.37	25.05.2005	ESOS
2.38	26.05.2005	ESOS
2.39	26.05.2005	Notification pursuant to Paragraph 14.09 of BMSBLR Dealings during Open Period
2.40	30.05.2005	Change of International Securities Identification Number (ISIN) for foreign incorporated companies
2.41	03.06.2005	ESOS
2.42	06.06.2005	Incorporation of new subsidiaries in the Netherlands, ASTRO Nusantara International B.V. and ASTRO Nusantara Holdings B.V.
2.43	10.06.2005	Resignation of Mr. Chye Kuok Khoon Ho as an independent and non executive director of the Company with effect from the conclusion of the Extraordinary General Meeting of the Company scheduled on 20 July 2005
2.44	10.06.2005	Resignation of Mr. Chye Kuok Khoon Ho as a member of the Audit Committee and chairman of Remuneration Committee of the Company with effect from the conclusion of the Extraordinary General Meeting of the Company scheduled on 20 July 2005
2.45	10.06.2005	Press release on the financial results for the first quarter ended 30 April 2005

No.	Date	Details
2.46	10.06.2005	Unaudited financial results for the first quarter ended 30 April 2005
2.47	10.06.2005	Press release on the joint venture with Yes Television (Hong Kong) Ltd to aggregate and distribute GOAL TV channels in the region
2.48	13.06.2005	I. Proposed renewal of existing shareholders' mandate for recurrent related party transactions ("RRPTs") of a revenue or trading nature and proposed new shareholders' mandate for additional RRPTs of a revenue or trading nature; and II. Proposed cancellation of share premium account
2.49	14.06.2005	ESOS
2.50	14.06.2005	Amendment Agreement to the Subscription and Shareholders' Agreement in relation to the establishment of joint venture for digital satellite pay television and multimedia business in Indonesia
2.51	16.06.2005	ESOS
2.52	17.06.2005	ESOS
2.53	23.06.2005	ESOS
2.54	23.06.2005	Notice of Second Annual General Meeting of the Company to be held on 20 July 2005
2.55	23.06.2005	Notice of Extraordinary General Meeting of the Company to be held on 20 July 2005
2.56	23.06.2005	Notice of Entitlement in respect of the first and final tax exempt dividend of 2.5 sen per ordinary share for the financial year ended 31 January 2005
2.57	27.06.2005	ESOS
2.58	27.06.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.59	30.06.2005	ESOS
2.60	07.07.2005	ESOS
2.61	11.07.2005	Acquisition of a new subsidiary, All Asia Interactive Technologies (BVI) Ltd
2.62	13.07.2005	ESOS
2.63	15.07.2005	ESOS
2.64	18.07.2005	Second Amendment Agreement to the Subscription and Shareholders' Agreement as amended by an Amendment Agreement in relation to the establishment of joint venture for digital satellite pay television and multimedia business in Indonesia
2.65	20.07.2005	ESOS
2.66	20.07.2005	Results of the Second Annual General Meeting and Extraordinary General Meeting held on 20 July 2005.
2.67	26.07.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)

No.	Date	Details
2.68	27.07.2005	ESOS
2.69	02.08.2005	ESOS
2.70	04.08.2005	ESOS
2.71	04.08.2005	Related Party Transaction Pursuant to Paragraph 10.08 in relation to an Agreement for the provision of services relating to radio transmission facilities between Airtime Management and Programming Sdn Bhd and Telekom Malaysia Berhad.
2.72	08.08.2005	ESOS
2.73	10.08.2005	Notification pursuant to Paragraph 9.36 of BMSBLR on cancellation of share premium
2.74	12.08.2005	ESOS
2.75	12.08.2005	Related Party Transaction pursuant to Paragraph 10.08 in relation to a conditional agreement entered into between All Asia Interactive Technologies (BVI) Limited, Goal TV Limited and Yes Television (Hong Kong) Limited
2.76	16.08.2005	ESOS
2.77	17.08.2005	ESOS
2.78	23.08.2005	ESOS
2.79	24.08.2005	Incorporation of a new subsidiary, Global Sports Entertainment S.à.r.l
2.80	25.08.2005	ESOS
2.81	26.08.2005	Confirmation of cancellation of share premium account
2.82	29.08.2005	ESOS
2.83	05.09.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.84	06.09.2005	Effective date of cancellation of share premium account
2.85	08.09.2005	Unaudited financial results for the second quarter ended 31 July 2005
2.86	08.09.2005	Interim report to shareholders
2.87	09.09.2005	ESOS
2.88	13.09.2005	Novation Agreement to the Subscription and Shareholders' Agreement in relation to the establishment of joint venture for digital satellite pay television and multimedia business in Indonesia
2.89	15.09.2005	Notification pursuant to Paragraph 9.36 of BMSBLR on cancellation of share premium
2.90	16.09.2005	ESOS
2.91	16.09.2005	Notification pursuant to Paragraph 14.09 of BMSBLR (Dealings during Open Period)
2.92	20.09.2005	Incorporation of a new subsidiary, Beijing Celestial Channel Consulting Limited

No.	Date	Details
2.93	21.09.2005	ESOS
2.94	27.09.2005	Article entitled "Hazy about Astro's Indonesian JV"
2.95	29.09.2005	Interim Dividend of 1.5 sen per ordinary share
2.96	30.09.2005	ESOS
2.97	30.09.2005	Related Party Transaction pursuant to Paragraph 10.08 in relation to payment of USD4.25 million to Plus Interactive Asia Limited and acquisition of a subsidiary
2.98	03.10.2005	Notice of Entitlement in respect of Interim Dividend of 1.5 sen per ordinary share
2.99	05.10.2005	ESOS
3.00	07.10.2005	ESOS

3.0 Annual Report 2005

4.0 Circular to Shareholders 2005

5.0 Interim Report for half year ended 31 July 2005


BLUEPRINT
OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

	Day	Month	Year
Date of termination of appointment	20	07	2005

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr   * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Khoon Ho Chye

Surname: Kuok

	Day	Month	Year
† Date of Birth	16	05	1950

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 20 July 2005

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited, 10 Upper Bank Street, London, E14 5JJ, England

Tel: 020 7006 1000
Fax: 020 7006 5555

DX number 606   DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	01	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			16,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13991 British Pounds

Malaysian RM 3.65 per per share = 0.5107 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

.ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 19/1/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	01	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			51,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14011 British Pounds

Malaysian RM 3.65 per per share = 0.5114 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 51,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/04/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited [M1]

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

AMENDING

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	01	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			31,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14064 British Pounds

Malaysian RM 3.65 per per share = 0.5133 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 31,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 01 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	31 01 2005	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			20,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13956 British Pounds.

Malaysian RM 3.65 per per share = 0.5094 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 20,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31|01|2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge





Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
04841085

Name of company

* Insert full name of company

* ASTRO ALL ASIA NETWORKS plc

I, Rohana Binti Tan Sri Datuk Hj Rozhan

of 40, Jalan TR 2/1, Tropicana Golf & Country Resort, 47410 Petaling Jaya, Selangor. Darul Ehsan, Malaysia.

† Delete as appropriate

~~[a director]~~ [the secretary] ~~[the administrator] [the administrative receiver]~~ † of the above company, solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in (full) ~~(part)~~ †

‡ Insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc.

Date and Description of charge ‡ 26/09/2003 / Debenture

§ The date of registration may be confirmed from the certificate

Date of Registration § 13/10/2003

Name and address of (chargee) [trustee for the debenture holders]
CIMB (L) Limited c/o 10th Floor, Bangunan CIMB, Jalan Semantan, Damansara Heights, 50490 Kuala Lumpur, Malaysia.

≠ Insert brief details of property

Short particulars of property charged ≠
By way of first legal charge all its right title and interest in and to the shares by way of floating charge the whole of its undertaking and assets present and future.

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835.

Declared at KUALA LUMPUR, MALAYSIA

Declarant to sign below

	Day	Month	Year
on	31	01	2005

before me

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor having the powers conferred on a Commissioner for Oaths

CHUA LIANG HONG
NOTARY PUBLIC
2nd Floor, KL Plaza,
No. 179, Jalan Bukit Bintang,
55100 Kuala Lumpur, MALAYSIA
Tel: 21431675 Fax: 21431696
EXPIRY DATE: 04.07.2005



Presentor's name, address and reference (if any):

Clifford Chance Secretaries
10 Upper Bank Street
London
E14 5JJ

For official use
Mortgage section

Post room

0232

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			46,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13966 British Pounds.
Malaysian RM 3.65 per per share = 0.5097 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 46,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	05 02 2005	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			20,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1399 British Pounds.

Malaysian RM 3.65 per per share = 0.5106 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	20,600
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

AMENDING

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	02	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1399 British Pounds.

Malaysian RM3.96 per per share = 0.5540 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 14/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			63,500
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1399 British Pounds.

Malaysian RM 3.65 per per share = 0.5106 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 63,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			17,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1395 British Pounds.

Malaysian RM 3.65 per per share = 0.5092 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

...mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 17,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			3,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1395 British Pounds.

Malaysian RM 3.96 per per share = 0.5524 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			4,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13905 British Pounds.

Malaysian RM 3.65 per per share = 0.5075 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed X [signature] Date 18 February 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			3,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13905 British Pounds.

Malaysian RM 3.96 per per share = 0.5506 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 February 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			7,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1390 British Pounds.

Malaysian RM 3.65 per per share = 0.5074 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 7,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	02	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1390 British Pounds.

Malaysian RM 3.96 per per share = 0.5505 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	02	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			63,800
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1380 British Pounds.

Malaysian RM 3.65 per per share = 0.5037 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	63,800
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/08/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	02	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			11,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1380 British Pounds.
Malaysian RM 3.96 per per share = 0.5465 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

...mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 11,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/02/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	03	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			20,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13715 British Pounds.

Malaysian RM 3.65 per per share = 0.5006 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

...es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN ~~50200 KUALA LUMPUR~~, MALAYSIA UK Postcode	ORDINARY	20,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1 March 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	03	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			53,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.138 British Pounds.
Malaysian RM 3.65 per per share = 0.5037 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 53,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4 March 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	03	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			6,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.138 British Pounds.

Malaysian RM 3.96 per per share = 0.5465 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 6,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 March 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	03	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			14,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13745 British Pounds.

Malaysian RM 3.96 per per share = 0.5017 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 14,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/3/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	03	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13745 British Pounds.

Malaysian RM 3.96 per per share = 0.5443 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/3/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	10	03	2005
To			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			20,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1368 British Pounds.

Malaysian RM 3.65 per per share = 0.4995 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 20,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10|03|2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	04	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			9,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1400 British Pounds.

Malaysian RM 3.65 per per share = 0.511 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 9,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/04/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	04	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1400 British Pounds.

Malaysian RM 3.96 per per share = 0.554 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/04/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	04	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			4,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1408 British Pounds.

Malaysian RM 3.96 per per share = 0.5575 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	4,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/04/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver   Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number   DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	04	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			53,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1389 British Pounds.

Malaysian RM 3.65 per per share = 0.5069 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 53,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/04/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	25 04 2005	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1376 British Pounds.

Malaysian RM 3.65 per per share = 0.5022 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	5,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/04/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	05	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			11,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1390 British Pounds.

Malaysian RM 3.65 per share = 0.5074 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	11,600
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

ge: 'Laserform'
Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	05	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			22,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1392 British Pounds.

Malaysian RM 3.65 per share = 0.5081 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 22,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/5/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

..ckage: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	05	2005			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			11,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1406 British Pounds.

Malaysian RM 3.65 per share = 0.5132 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 11,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/5/03

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *If shares were allotted on one date enter that date in the "from" box)*	12	05	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			4,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1406 British Pounds.

Malaysian RM 4.75 per share = 0.6679 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
,ALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
, FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN	ORDINARY	4,600
,0200 KUALA LUMPUR, MALAYSIA		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/5/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited	
10 Upper Bank Street	
	Tel 020 7006 1000
DX number	DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	05	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			13,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1434 British Pounds.

Malaysian RM 3.65 per share = 0.5234 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 13,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/05/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number
DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	17	05	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1434 British Pounds.

Malaysian RM 3.96 per share = 0.5679 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details		Shares and share class allotted	
Name	BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address	6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	1,000
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/05/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 17 Month 05 Year 2005	To: Day Month Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1434 British Pounds.

Malaysian RM 4.75 per share = 0.6812 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/05/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	04	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1383 British Pounds.
Malaysian RM 3.65 per per share = 0.5047 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	4,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 19/05/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

.kage: 'Laserform'
.y Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	05	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			19,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1431 British Pounds.

Malaysian RM 3.65 per share = 0.5223 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 19,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/5/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

ackage: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	05	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1431 British Pounds.

Malaysian RM 3.96 per share = 0.5667 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/5/2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	05	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			3,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1431 British Pounds.

Malaysian RM 4.75 per share = 0.6797 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	3,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/5/2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 4	0 5	2 0 0 5			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			3,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14385 British Pounds.

Malaysian RM 3.65 per share = 0.5251 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 MAY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	05	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			3,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14385 British Pounds.

Malaysian RM 4.75 per share = 0.6833 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

ɿames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	3,000
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		

r that
hat

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 MAY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	30	05	2005
To			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			36,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14425 British Pounds.

Malaysian RM 3.65 per share = 0.5265 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 36,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 MAY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date e[nter t]hat date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	06	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1450 British Pounds.

Malaysian RM 4.75 per share = 0.6888 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/6/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date e hat date in the "from" box)	From	To
	Day Month Year	Day Month Year
	06 06 2005	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			20,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1450 British Pounds.

Malaysian RM 3.65 per share = 0.5293 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 20,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	06	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			16,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.144 British Pounds.

Malaysian RM 3.65 per share = 0.5256 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package:	'Laserform'
by Laserform International Ltd.	

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	13	06	2005			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			16,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1452 British Pounds.

Malaysian RM 3.65 per share = 0.5299 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/6/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	06	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1445 British Pounds.

Malaysian RM 3.65 per share = 0.5274 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details		Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode		Class of shares allotted: ORDINARY	Number allotted: 4,000
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/6/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
('hares were allotted on one date e hat date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	06	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			11,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.144 British Pounds.

Malaysian RM 3.65 per share = 0.5256 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 11,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 JUNE 2005.

A director / secretary / administrative / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited	
10 Upper Bank Street	
	Tel 020 7006 1000
DX number	DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	06	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			4,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.144 British Pounds.

Malaysian RM 4.75 per share = 0.684 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 JUNE 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	06	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			5,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1449 British Pounds.

Malaysian RM 4.75 per share = 0.5288 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24 JUNE 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: Laserform
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 01 Month 07 Year 2005	Day Month Year

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			13,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1464 British Pounds.

Malaysian RM 3.65 per share = 0.5343 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 13,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1493 British Pounds.

Malaysian RM 3.65 per share = 0.5449 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	07	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			45,700
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1502 British Pounds.

Malaysian RM 3.65 per share = 0.5482 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 45,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1502 British Pounds.

Malaysian RM 4.75 per share = 0.7135 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			10,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1514 British Pounds.
Malaysian RM 3.65 per share = 0.5526 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 10,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 JULY 2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			13,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1495 British Pound.

Malaysian RM 3.65 per share = 0.5457 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 13,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 July 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1506 British Pounds.

Malaysian RM 4.75 per share = 0.7154 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	2,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 July 2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	07	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1506 British Pounds.

Malaysian RM 3.65 per share = 0.5497 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package:	'Laserform'
by Laserform International Ltd.	

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1506 British Pounds.

Malaysian RM 4.75 per share = 0.7154 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	2,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 July 2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	07	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			11,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1508 British Pound.
Malaysian RM 3.65 per share = 0.5504 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 11,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1508 British Pound.

Malaysian RM 4.75 per share = 0.7163 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

*Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	2,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 July 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	25	07	2005			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			42,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1529 British Pound.
Malaysian RM 3.65 per share = 0.5581 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 42,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1529 British Pound.

Malaysian RM 4.75 per share = 0.7263 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	29	07	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			22,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1519 British Pound.

Malaysian RM 3.65 per share = 0.5544 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 22,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 JULY 2005

A director / secretary / administrative / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			27,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1518 British Pound.

Malaysian RM 3.65 per share = 0.5541 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	27,300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1/8/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			4,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1518 British Pound.

Malaysian RM 4.75 per share = 0.7211 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1/8/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			25,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1494 British Pound.

Malaysian RM 3.65 per share = 0.5453 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 25,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/8/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	08	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			3,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1494 British Pound.

Malaysian RM 4.75 per share = 0.7097 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/8/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			89,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1494 British Pound.

Malaysian RM 3.65 per share = 0.5453 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 89,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 9/8/03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	08	2005			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			28,700
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1485 British Pound.

Malaysian RM 3.65 per share = 0.5420 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	28,700
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 11 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	08	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1485 British Pound.

Malaysian RM 4.10 per share = 0.6089 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 11 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			16,400
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1474 British Pound.

Malaysian RM 3.65 per share = 0.5380 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	13	08	2005			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			1,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1474 British Pound.

Malaysian RM 4.10 per share = 0.6043 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	08	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			10,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1471 British Pound.

Malaysian RM 3.65 per share = 0.5369 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 10,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	08	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1471 British Pound.

Malaysian RM 4.10 per share = 0.6031 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 August 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			17,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1478 British Pound.

Malaysian RM 3.65 per share = 0.5395 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

...es and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	17,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day Month Year	To: Day Month Year
	22 08 2005	

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1478 British Pound.

Malaysian RM 4.75 per share = 0.7021 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

hares

each

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 August 2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	22	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1478 British Pound.

Malaysian RM 4.10 per share = 0.6060 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			12,500
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

.. that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1474 British Pound.

Malaysian RM 3.65 per share = 0.5380 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 12,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.96*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1474 British Pound.

Malaysian RM 3.96 per share = 0.5837 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1474 British Pound.

Malaysian RM 4.75 per share = 0.7002 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package:	'Laserform'
by Laserform International Ltd.	

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	08	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1474 British Pound.
Malaysian RM 4.10 per share = 0.6043 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the 'from' box)	29	08	2005			

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			3,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

* Exchange rate is 1 Malaysian Ringgit (RM) =0.1469British Pounds

Malaysian RM 3.65 per share = 0.5362 pence per share

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

AMENDING

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	09	2005			

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			11,500
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

* Exchange rate is 1 Malaysian Ringgit (RM) =0.14495 British Pounds

Malaysian RM3.65 per share = 0.5291 pence per share

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 11,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

AMENDING

Package:	'Laserform'
by Laserform International Ltd.	

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 02 Month 09 Year 2005	To: Day Month Year

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			800
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

* Exchange rate is 1 Malaysian Ringgit (RM) = 0.14495 British Pounds
Malaysian RM4.75 per share = 0.6885 pence per share

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

AMENDING

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	09	2005			

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			4,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

* Exchange rate is 1 Malaysian Ringgit (RM) = 0.1495 British Pounds

Malaysian RM 4.10 per share = 0.5943 pence per share

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	0 8	0 9	2 0 0 5			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			30,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pound.

Malaysian RM 3.65 per share = 0.5278 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 30,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 08 Month 09 Year 2005	To: Day Month Year

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1446 British Pound.

Malaysian RM 4.75 per share = 0.6869 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	09	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			24,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1457 British Pound.

Malaysian RM 3.65 per share = 0.5318 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 24,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

BLUEPRINT OneWorld

Bulk List.

0153?11?206

X

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

Date of this return
The information in this return is made up to

Day	Month	Year
2 2	0 7	2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
3 1	0 1	2 0 0 6

Registered Office
Show here the address at the date of this return.

10 Upper Bank Street

Any change of registered office must be notified on form 287.

Post town London

County / Region

UK Postcode E14 5JJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities. 7487

If the code number cannot be determined, give a brief description of principal activity. Investment holding and provision of management services.



A14 A8AKL925 0254
COMPANIES HOUSE 28/09/05
0353
LD5 15/09/05
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region | UK Postcode

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title

Forename(s) Rohana

Surname Rozhan

Address 40, Jalan TR2/1, Tropicana Golf & Country Resort

Post town Petaling Jaya 47410

County / Region | UK Postcode

Country Malaysia

BLUEPRINT

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name
* Style / Title

Date of birth (Day Month Year): 0 2 1 2 1 9 5 4

Forename(s): Bernard Anthony

Surname: Cragg

Address: 30 Claremont Park, Finchley

Post town: London

County / Region:

UK Postcode: N3 1TH

Country:

Nationality: British

Business occupation: Accountant

* Voluntary details.

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name
* Style / Title

Date of birth (Day Month Year): 0 1 1 0 1 9 5 1

Forename(s): Augustus Ralph

Surname: Marshall

Address: No. 2, Lorong Lembah Tunku, Bukit Tunku

Post town: Kuala Lumpur 50480

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

BLUEPRINT

Company No 4841085

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Dato'

Date of birth (Day Month Year): 0 9 0 5 1 9 4 4

Forename(s): Haji Badri, Haji

Surname: Masri

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

No. 6 Jalan SS5B/5, Kelana Jaya, Petaling Jaya

Post town: Selangor 47301

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Name

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Dato'

Date of birth (Day Month Year): 0 7 0 5 1 9 5 6

Forename(s): Mohamed Khadar,

Surname: Merican

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

No. 1, Elitis Gapura Senja Valencia, Sungai Buloh

Post town: 47000 Selangor

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director



Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 0 1 0 5 1 9 4 7

Forename(s): Poh Ching,

Surname: Tan

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

99 Jalan Limau Purut, Taman Bandaraya

Post town: Kuala Lumpur 59000

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title:

Date of birth (Day Month Year):

Forename(s):

Surname:

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Malaysian Central Depository Nominees Sdn Bhd Address: 6th Floor , Exchange Square , Bukit Kewangan, Kuala Lumpur 50200, Malaysia UK postcode:	£0.10 Ordinary Shares Held 1,923,324,461		
Name: Address: UK postcode:			
Name: Address: UK postcode:			

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary 10p	1,923,324,461	£192,332,446
Totals	1,923,324,461	£192,332,446

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 14 September 2005

† Please delete as appropriate. † a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House**.

This return includes 1 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited, 10 Upper Bank Street, London, E14 5JJ, England

Tel: 020 7006 1000
Fax: 020 7006 5555

DX number 606 DX exchange London

BLUEPRINT

Package:	'Laserform'
by Laserform International Ltd.	

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	09	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			2,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14555 British Pound.

Malaysian RM 3.65 per share = 0.5313 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	26	09	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			15,800
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1497 British Pound.

Malaysian RM 3.65 per share = 0.5464 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 15,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	09	2005			

Class of shares (*ordinary or preference etc*)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (*including any share premium*)			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1497 British Pound.

Malaysian RM 4.75 per share = 0.7111 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	09	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			16,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1493 British Pound.

Malaysian RM 3.65 per share = 0.5449 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	4841085
Company name in full	Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	27	09	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			2,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1493 British Pound.

Malaysian RM 4.10 per share = 0.6121 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details		Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode		Class of shares allotted: ORDINARY	Number allotted: 2,300
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package:	'Laserform'
by Laserform International Ltd.	

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	29 09 2005	

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			13,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1502 British Pound.

Malaysian RM 3.65 per share = 0.5482 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 13,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	09	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1502 British Pound.

Malaysian RM 4.75 per share = 0.7135 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 September 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 8,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4 October 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package:	'Laserform'
by Laserform International Ltd.	

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	10	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM4.75*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1512 British Pound.

Malaysian RM 4.75 per share = 0.7132 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 October 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	10	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			1,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.10*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1512 British Pound.

Malaysian RM 4.10 per share = 0.6199 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 October 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited	
10 Upper Bank Street	
	Tel 020 7006 1000
DX number	DX exchange

Laserform International 02/00



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 20/01/2005 18:18:53
Reference No AA-050120-61760

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of the Bursa Malaysia Securities Berhad ("BMSB") Listing Requirements ("LR")

* **Contents :-**

We wish to announce that the Company has today received a notification of change in interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens ("HA"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Disposal of 60,000 ordinary shares of 10 pence each in the Company ("ASTRO Shares") representing 0.003% of the total issued share capital of the Company at the various dates set out below. The said shares were registered in the name of Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd for HA as beneficial owner.

Date	No. of shares disposed
13 September 2004	5,000
14 September 2004	15,000
17 September 2004	5,000
20 September 2004	15,000
22 September 2004	5,000
1 October 2004	5,000
4 October 2004	5,000
29 October 2004	5,000

Total :	60,000

Immediately prior to the above disposals, HA had equity interest in 60,000 ASTRO Shares and deemed equity interest in 177,446,535 ASTRO Shares representing 0.003% and 9.23% of the total issued share capital of the Company, respectively. There is no change in the particulars relating to the said 177,446,535 ASTRO Shares. The above disposals have resulted in a decrease in HA's interest in the shares of the Company to 177,446,535 ASTRO Shares representing 9.23% of the total issued share capital of the Company.

* The percentage of shareholding disclosed is based on the total issued share capital of the Company as at 20 January 2005.

This announcement is dated 20 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 29224 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **27/01/2005**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 16,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 31 January 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 27/01/2005 18:10:31
Reference No AA-050127-64887

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Carolyn Philomena De Souza A/P N D Souza (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 7,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.60 per share on 14 January 2005. She does not hold any shares in the Company after the disposal.

This announcement is dated 27 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 31/01/2005 18:32:57
Reference No AA-050131-65925

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed Internal Restructuring of the ASTRO ALL ASIA NETWORKS plc ("ASTRO") Group of Companies ("Proposed Restructuring")

* **Contents :-**

(Unless otherwise stated, specified or defined in this Announcement, the definitions contained in ASTRO's announcement dated 3 December 2004 shall apply throughout this Announcement)

1. Introduction

Further to the announcement made on 3 December 2004 on the proposed internal restructuring of ASTRO's subsidiaries in order to create a leaner and more efficient group structure, the Board of Directors of ASTRO wishes to announce that the following changes were made to the proposed restructuring:

1.1 AAANL will not be voluntarily wound up, and instead will be retained to be the holding company of the non- Malaysian subsidiaries;
1.2 AOL will be voluntarily wound up; and
1.3 AAANL will be renamed as AOL.

2. Acquisition of equity interests and subscription of redeemable preference shares

As part of the proposed internal restructuring, ASTRO has completed:

2.1 the acquisition of the entire equity interests of (i) MBNS and its subsidiaries except for Digicast; and (ii) subsidiaries of RAPS, pursuant to the sale and purchase agreements entered into on 26 January 2005; and
2.2 the subscription of 10,000 redeemable preference shares of RM1.00 each in MBNS and AMP on 31 January 2005.

3. ASTRO Group Structure

The ASTRO Group structure pursuant to the completion of steps 2.1 and 2.2 above is set out in the attachment below.


chart.doc

This Announcement is dated 31 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ASTRO Group Structure

The ASTRO Group structure pursuant to the completion of steps 2.1 and 2.2 above is as set out in Figure 1 below.



ASTRO
MBNS
Subsidiaries of MBNS
RAPS
Subsidiaries of RAPS (which include AMP)
AAANL
Digicast
AOL
Subsidiaries of AOL

Figure 1 – Present Corporate Structure of the ASTRO Group of companies

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 29394 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **04/02/2005**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 102,500 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 14 February 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29441 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **08/02/2005**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 46,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 15 February 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29623 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **22/02/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 109,300 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 24 February 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29653 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **23/02/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 7,500 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 25 February 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29690 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **24/02/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 8,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 28 February 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29883 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **04/03/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 95,400 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 8 March 2005.



Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **07/03/2005 18:09:42**
Reference No **AA-050307-61177**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has on 5 March 2005 received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Goh Seow Eng (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of his dealing in the shares of the Company during open period, details of which are set out below:-

Acquisition of 3,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.60 per share on 19 January 2005. He holds 3,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company after the acquisition.

This announcement is dated 7 March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 29957 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **09/03/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 59,800 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 11 March 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 11/03/2005 17:34:40
Reference No AA-050311-62010

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Acquisition of New Subsidiaries

* **Contents :-**

We wish to announce that ASTRO Overseas Limited ("AOL"), a wholly-owned subsidiary of ASTRO has on 10 March 2005 acquired 6,000 shares of USD1.00 each representing the entire issued and paid-up share capital of Astro Multimedia Corporation N.V. ("AMCNV") and Astro Multimedia N.V. ("AMNV"), 2 shelf companies incorporated in the Netherlands Antilles for a cash consideration of USD6,000 each.

As a result of the acquisition, AMCNV and AMNV became wholly-owned subsidiaries of AOL and ultimately ASTRO. Both subsidiaries are acquired for investment holding purposes.

To the best of our knowledge, none of the Directors and substantial shareholders of ASTRO have any interest, direct or indirect, in the acquisition of AMCNV and AMNV.

This announcement is dated 11 March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by MB_CIMB5 on 11/03/2005 06:21:10 PM
Reference No MM-050311-60207

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	KHOO KAY KWAN
* Designation	:	MANAGER

* Type : **Announcement**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("AAAN" OR "THE COMPANY")

* **Contents :-**

AGREEMENT TO ESTABLISH JOINT VENTURE FOR DIGITAL SATELLITE PAY TELEVISION AND MULTIMEDIA BUSINESS IN INDONESIA ("PROPOSAL")

1. INTRODUCTION

On behalf of the Board of Directors of AAAN, Commerce International Merchant Bankers Berhad is pleased to announce that AAAN, through its wholly-owned subsidiaries, Astro Multimedia Corporation NV and Astro Multimedia NV (collectively, "Astro Shareholders"), and Astro Overseas Limited ("AOL") (being the covenantor for Astro Shareholders) together with PT Ayunda Prima Mitra ("BM Shareholder") and PT Broadband Multimedia Tbk ("BM") (being the covenantor for BM Shareholder), have agreed to participate in a Joint-Venture company, PT Direct Vision (to be renamed PT Astro Nusantara after the joint venture arrangement is formalised), to provide digital satellite pay television and multimedia services in Indonesia ("Joint-Venture"). Collectively, Astro Shareholders and BM Shareholder are referred to as the Parties.

2. RATIONALE AND PROSPECTS

This Joint-Venture is consistent with AAAN's stated strategy of expanding into complementary regional markets. The Indonesian market is a natural extension for AAAN, given immediate synergies with its Malaysian operations and opportunities to develop Malay language content. It would also enable AAAN to invest more effectively in onscreen programming values for both the Malaysian and Indonesian operations.

There is significant potential for pay television services in Indonesia, given the current penetration of 0.8% of an estimated 30 million television households in a growing and rapidly urbanising economy. AAAN estimates that there is an immediate 3 million addressable television households, in the top A and B socio-economic groups in the key urban areas in Java, Sumatra, and Bali – with a potential to grow up to 10 million homes over the next five years. This expected growth is driven by a growing middle-class base, high urbanisation rate, and the demographic increase in the young adult population segment.

The Joint-Venture partners believe that PT Direct Vision would be able to achieve a 30%-40% share of this addressable segment, and secure a subscriber base of some 3 to 4 million within 5 years.

The partners will initially leverage complementary assets, expertise and experience to benefit from economies of scale and to reduce initial investment requirements. Synergistic benefits include existing broadcast and satellite infrastructure, supply of programming content and set-top boxes, as well as sales distribution channels and other shared support services.

The Joint-Venture is expected to be operational within the next four months, initially using satellite transponders of Measat-2 and progressively migrating to Measat-3 upon its launch later this year.

BM, a member of the Lippo Group of companies, is the current pay-television leader in Indonesia with about 130,000 subscribers on its cable and broadband distribution network, Kabelvision. The combination of the Joint-Venture's multimedia platform, Kabelvision's network, and the impending roll-out of broadband and 3G telecommunications services across Indonesia places the Joint-Venture in a strong position to bundle and distribute local and international interactive multimedia content over broadband networks, through repurposing of television content. This is a field where AAAN has developed significant skills and capabilities.

The Joint-Venture company has been awarded a Multimedia License by the Director General of Post and Telecommunications of Indonesia. AAAN and BM will respectively hold an effective interest of 51% and 49% of the Joint-Venture company which will have an initial paid-up capital of US$30 million of which AAAN and BM will contribute US$15.3 million and US$14.7 million respectively. AAAN will additionally provide shareholder loan facilities of US$35 million. The shareholder loans will be repayable in two instalments of US$25 million and US$10 million on the third and fourth anniversary of the drawdown respectively.

Peak funding is estimated at US$200 million after four years of operations, and the additional funding of US$135 million is expected to be raised through a combination of third party loans, and equity and quasi-equity instruments. The Joint-Venture is expected to be cash positive and profitable after four years of operations.

AAAN's share of losses due to start-up and market entry costs is estimated at RM100 million, on the basis of the Joint-Venture securing 150,000 subscribers in the current FY2006. In the first 12 months, the Joint-Venture will be restricted from deploying its direct sales force into BM's cable roll-out areas (estimated at 300,000 households), but there is no restriction on sales from other channels (e.g., retail, telemarketing, etc.) in these areas.

The Joint-Venture will have an eight-member supervisory Board of Commissioners, with the President Commissioner appointed by AAAN and having equal representation from both Joint-Venture partners. Day-to-day management of the Joint-Venture shall vest with the Board of Directors comprising of not more than six members, of which the Chief Operating Officer and the Directors of Finance and Sales & Marketing are nominated by

AAAN. The President Director/Chief Executive Officer is nominated by BM with prior consent from AAAN.

3. DETAILS OF THE SSA

Astro Shareholders, BM Shareholder, AOL, BM, together with PT Direct Vision had on 11 March 2005 entered into a Subscription and Shareholders Agreement ("SSA") to give effect of the following:

- the joint venture arrangement;
- the subscription of shares in PT Direct Vision; and
- the relationship between each other, in respect of the affairs of, and dealing with the PT Direct Vision and its operations, management and business in accordance with the business plan.

For salient terms of the SSA, please refer to **Table 1**.

4. FINANCIAL CONSIDERATION

AAAN will fund an initial commitment of US$50.3 million in the form of equity capital and shareholder loan facilities, as well as any future calls on equity or quasi-equity capital requirements, out of the proceeds raised from non-residents from its listing exercise in October 2003.

5. LIABILITIES TO BE ASSUMED BY AAAN ARISING FROM THE PROPOSAL

AAAN will not assume any liabilities arising from the Proposal.

6. BACKGROUND INFORMATION ON PT DIRECT VISION AND BM SHAREHOLDER

6.1 PT Direct Vision

PT Direct Vision, a company incorporated in Indonesia, is licensed to operate satellite DTH pay television and multimedia services business. It presently does not have any material operations. PT Direct Vision holds, *inter alia*:

(a) An operational Multimedia License granting the right to offer satellite-delivered multichannel subscription television services, issued by the Director General of Post and Telecommunications of Indonesia;

(b) A landing rights authorisation for the use of MEASAT satellites;

(c) A Certificate of Fitness to Operate (Surat Keterangan Laik Operasi) confirming PT Direct Vision as a provider of telecommunication multimedia pay television services (Penyelenggaraan Jasa Telekomuniksai Multimedia Berbayar); and

(d) Foreign Investment Board (Badan Koordinasi Penanaman Modal) approval confirming that foreigners may acquire fifty-one percent (51%) of the issued capital of PT Direct Vision.

6.2 Background Information on BM Shareholders

PT Ayunda Prima Mitra, a company incorporated in Indonesia, is a wholly owned subsidiary of BM, which itself is a subsidiary of AcrossAsia Limited, a company incorporated in the Cayman Islands and listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

AcrossAsia is a multimedia network provider and services company engaged in, inter alia, multi-channel subscription television and radio services delivered via community antennae television or cable systems, television content production and distribution services, and interactive wired and wireless Internet and multimedia services and magazine production and distribution services in Indonesia, with its subscription television services delivered under the brand name of "Kabelvision". It is a part of the Lippo Group, a major conglomerate with wide interests across various services industries in Indonesia

For further details of the information on PT Direct Vision and BM, please refer to **Table 2**

7. INVESTMENT RISKS

The investment risks in relation to the Proposal include, but are not limited to, the following:

- Economic, Political and Regulatory Risks;
- Foreign Exchange Fluctuations;
- Inherent Business Risks; and
- Compliance with Regulations.

For further details of the investment risks in the Proposal, please refer to **Table 3**.

8. THE POLICIES ON THE FOREIGN INVESTMENTS AND REPATRIATION OF PROFITS TO MALAYSIA

Subject to applicable withholding taxes, profits from investments in Indonesian companies can be repatriated without any restrictions. The Proposal represents a long-term investment into a regulated industry, and profits, as they arise and are available for distribution, will be repatriated accordingly.

9. EFFECTS OF THE PROPOSALS

9.1 Share Capital and Substantial Shareholders' Shareholdings

The Proposal will not have any impact on the share capital of AAAN or its substantial shareholders' shareholdings as it will be satisfied entirely in cash.

9.2 Net tangible assets ("NTA") and Gearing

For illustration purposes, the proforma effect of the Proposal on the consolidated NTA of AAAN and its gearing are set out in **Table 4**.

9.3 Earnings

The Proposal is expected to be completed in the second quarter of 2005. Based on the current financial projections of PT Direct Vision, AAAN expects PT Direct Vision to begin contributing positively to the earnings of Astro Group in its 2009 fiscal year. For the current Financial Year 2006, AAAN's share of losses due to start-up and market entry costs is estimated at RM100 million.

9.4 Dividend

The Proposal is not expected to have an impact on AAAN's dividend policy.

10. APPROVALS REQUIRED

The Proposal is subject to and conditional upon, inter-alia, approvals being obtained from the following:

(i) Indonesian governmental authorities (i.e. Badan Koordinasi Penanaman Modal, etc);

(ii) shareholders and lenders of BM Shareholders (if required); and

(iii) lenders of Astro Shareholders & its affiliates (if required).

On behalf of AAAN, we wish to highlight that the Proposal does not require the approval of AAAN's shareholders. An Information Circular will be issued before the Proposal is completed.

11. DEPARTURE FROM THE SECURITIES COMMISSION'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES ("SC'S GUIDELINES")

There is no departure from the SC's Guidelines in respect of the Proposal.

12. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors and/or major shareholders of AAAN or persons connected to them have any interest, direct or indirect, in the Proposal.

13. DIRECTORS' RECOMMENDATION

The Directors of AAAN, having considered all aspects of the Proposal are of the opinion that the Proposal is in the best and long term interests of AAAN and its shareholders.

14. ADVISER

CIMB has been appointed by AAAN as the Adviser for the Proposal in respect of advising on regulatory requirements.

15. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the SSA is available for inspection by the shareholders of AAAN at the registered office of AAAN, from Mondays to Fridays (except public holidays) during business hours for a period of three (3) months from the date of this announcement.

This announcement is dated 11 March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


Table 1 - (The salient terms of the SSA).doc


Table 2 - (Info on PTDV & BM Shareholder).doc


Table 3 - (Investment Risks).doc


Table 4 - (Proforma NTA).doc

The salient terms of the SSA are as follows:

(i) Subscription Shares, Subscription Price and Mode of Payment

Pursuant to the SSA, Astro Shareholders will subscribe for such number of shares so to acquire 51% of the initial enlarged capital of PT Direct Vision, consisting of 31% (thirty-one percent) of redeemable preference shares and 20% (twenty percent) of ordinary shares ("Subscription Shares"), for a subscription price of USD15,300,000 ("Subscription Price"). In turn, BM Shareholder will subscribe for such number of shares, after taking into account any previous capitalisation by the BM Shareholder, so to acquire 49% (forty-nine percent) of the initial enlarged capital of PT Direct Vision, consisting of ordinary shares for a subscription price of USD14,700,000.

The subscription of shares shall complete at the closing date, being fourteen (14) days after the date on which AAAN completes its bring down due diligence to its reasonable satisfaction or at the latest four (4) months after the date of the SSA.

(ii) Obligations of the Parties

(a) BM Shareholder

The primary obligation of the BM Shareholder and/or its affiliates is in the provision of distribution networks, call centres, advertising sales and support functions, use of AcrossAsia Limited (the holding company of BM Shareholder) and all its subsidiaries and affiliates ("Lippo Group of Companies") existing customer lists and data bases on fair and reasonable commercial terms as approved pursuant to the SSA and in accordance with applicable Law, and cross selling and marketing campaigns.

The BM Shareholder shall endeavour to procure that its affiliates and members of the Lippo Group shall provide on fair and reasonable terms such services as are necessary to support and promote the business of PT Direct Vision.

(b) Astro Shareholders

The primary obligation of the Astro Shareholders are in the provision of technical support and know-how, and management services and other areas of assistance, including but not limited to, technical, ground support, broadcasting operations, and trademark licenses on fair and reasonable commercial terms as approved pursuant to the SSA.

The Parties agree that the Astro Shareholders shall, inter-alia:

(i) undertake to procure that the Initial Astro Procured Financing (as described in section (viii) below) shall be made available to PT Direct Vision, which shall be finalised into two facilities agreement in accordance with the terms and conditions set out in the SSA;

(ii) on behalf of PT Direct Vision, endeavour to have MEASAT Satellite Systems Sdn Bhd ("MSS") lease such number of transponders to be agreed between the Parties on the MEASAT 2 and MEASAT 3 satellites (subject to BM Shareholders securing the landing rights and satellite frequency bandwidth spectrum licenses from the relevant Governmental Authorities in Indonesia);

(iii) enter into, or facilitate with third parties, an agreement with PT Direct Vision to supply the set top boxes, outdoor dish units, conditional access systems and smartcards and related equipment to facilitate the reception of broadcast signals

by Indonesia subscribers to the DTH Service from the MEASAT 2 and MEASAT 3 satellites;

(iii) Conditions Precedent Outlined in the SSA ("Conditions Precedent")

Conditions for the Benefit of Astro Shareholders

The obligation of the Astro Shareholders to consummate the SSA is further subject to the satisfaction, at or prior to the conditions precedent date (being three (3) months after the date of the SSA or such other date as the Parties shall mutually agree in writing) ("Conditions Precedent Date") of the following conditions (any or all of which may be waived by the Astro Shareholders in writing in whole or in part, to the extent permitted by law and to the extent that such matters are for its benefit):

(i) all the required approvals ("Required Approvals") shall have been obtained and be in full force and effect;

(ii) the required matters ("Required Matters") shall have been performed by PT Direct Vision;

(iii) the escrow agreement shall have been agreed by the Parties;

(iv) the form, terms and conditions of the convertible preferred debenture and the form, terms and conditions of the exchangeable bond shall have been agreed by the Parties;

(v) the form, terms and conditions of the new Articles of Association ("Articles") for PT Direct Vision shall have been agreed by the Parties;

(vi) the form, terms and conditions of closing service agreements as stipulated in the SSA ("Closing Service Agreements") shall have been agreed by the Parties, AOL and BM;

(vii) the form, terms and conditions of the facility agreements for the Initial Astro Procured Financing (as further described in Section (viii) below) shall have been agreed by the Parties;

(viii) all the specific licensing as stated in Section (iv) below, shall have been obtained and be in full force and effect; and

(ix) the due diligence as stated in Section (vi) below, shall have been completed,

in each case to the reasonable satisfaction of the Astro Shareholders and, where applicable, details of all such matters shall have been given to the Astro Shareholders upon such matters being satisfied.

Conditions for the Benefit of BM Shareholder

The obligation of the BM Shareholder to consummate the transactions contemplated by the SSA and to procure the existing shareholders of PT Direct Vision to vote in favour of the issue of the Subscription Shares is subject to the satisfaction at or prior to the Conditions Precedent Date of the following conditions (any or all of which may be waived by the BM Shareholder in writing in whole or in part, to the extent permitted by law and to the extent that such matters are for their respective benefit):

(i) all the Required Approvals shall have been obtained and be in full force and effect;

(ii) the form, terms and conditions of the new Articles for PT Direct Vision shall have been agreed by the Parties;

(iii) the form, terms and conditions of the Closing Service Agreements shall have been agreed by the Parties, AOL and BM; and

(iv) the form, terms and conditions of the facility agreements for the Initial Astro Procured Financing shall have been agreed by the Parties.

in each case to the reasonable satisfaction of the BM Shareholder and, where applicable, details of all such matters shall have been given to the BM Shareholder upon such matters being satisfied.

(iv) Specific Licensing

The Parties agree that the BM Shareholder and BM shall use their respective best endeavours to procure that, on or prior to the Conditions Precedent Date, the following approvals shall be obtained by the BM Shareholder and BM for or on behalf of PT Direct Vision in form and substance reasonably acceptable to the Astro Shareholders, including, without limitation, the following:

(a) a radio services permit to be issued to PT Direct Vision by the Director General of Post and Telecommunications for a "izin stasiun radio" (permit for radio stations) for the MEASAT 2 Satellite and the MEASAT 3 Satellite together with a receipt from the Director General Post and Telecommunications for the full payment of the applicable radio frequency fee (BHP Frekwensi) for the relevant frequencies used;

(b) satellite frequency bandwidth spectrum licenses to be issued to PT Direct Vision by the Director General of Post and Telecommunications in respect of the down linking and up linking of broadcast signals from Malaysia into Indonesia via the MEASAT 2 Satellite and the MEASAT 3 Satellite;

(c) any other approval arising from a Final Determination (any other additional industry specific approvals required for the DTH Service);

(d) all necessary type approvals for set top box, outdoor dish units, conditional access cards and related equipment supplied or to be supplied by the Astro Shareholders or a third person to PT Direct Vision ;

(e) import permits or similar approvals for set top box, outdoor dish units, conditional access cards and related equipment supplied or to be supplied by the Astro Shareholders or any third person to PT Direct Vision;

(f) confirmation from the Director General of Post and Telecommunications that the coordination process for the MEASAT 2 Satellite and the MEASAT 3 Satellite into Indonesia has been fully completed; and

(g) confirmation from the State Minister of Communications and Information acknowledging the receipt and the contents of the letter in Exhibit 4 of the SSA;

(v) Failure to Satisfy Conditions Precedent

In the event that any of the Conditions Precedent stated in the SSA shall not have been fulfilled (or waived) prior to the Conditions Precedent Date then the Parties shall not be bound to proceed with the transactions contemplated by the SSA and the SSA shall cease to be of any effect except in respect of claims arising out of any antecedent breach of the SSA (and such clauses required to give effect to such claims shall not be deemed to have been terminated).

(vi) Bring Down Due Diligence

The Parties have agreed that the Astro Shareholders shall be entitled to conduct a due diligence of PT Direct Vision to verify matters in Article II of the SSA immediately after the satisfaction of the Conditions Precedent and for a period of fourteen (14) days after all information requested by the Astro Shareholders on a timely basis is made available.

(vii) Closing Obligations

The BM Shareholder shall use their best efforts to procure that the following matters are attended to after the date on which the Subscription Price is paid for the Subscription Shares in accordance with the SSA ("Closing Date") within the periods specified below:

(a) the new Articles are approved by the Indonesian Ministry of Law and Human Rights ("MOLHR") within two (2) weeks of Closing;

(b) the Subscription Shares are duly and validly issued and approved by the MOLHR for issue within two (2) weeks after Closing;

(c) the issue of the Subscription Shares and the changes in the Board of Commissioners and the Board of Directors are duly registered at the Company Registry at the Department of Industry and Trade within four (4) weeks after Closing;

(d) share certificates are issued in the name of the Astro Shareholders for the Subscription Shares and the share register of PT Direct Vision reflects the issue of all such shares to the Astro Shareholders within one (1) business day after the registration with the Department of Industry and Trade is effected;

(e) the new Articles and other relevant amendments are published in the state gazette as soon as reasonably possible;

(f) the approval of a manpower plan (including expatriates) by the Indonesian Ministry of Manpower and the issue of work permits for such expatriates within six (6) weeks after Closing;

(g) reporting to Bank Indonesia in respect of the Initial Astro Procured Financing within ten (10) days after Closing;

(h) notifications to the Indonesian Ministry of Communications and Information and any other governmental authority in respect of any matter relating to the Subscription Shares, including the BM Shareholder's subscription shares; and

(i) a closing audit shall be undertaken by PT Direct Vision and the closing auditor in accordance with the provisions of the SSA.

(viii) Initial Astro Procured Financing

The Astro Shareholders undertake to procure that the loan to be advanced to PT Direct Vision by the Astro Shareholders or an affiliate of the Astro Shareholders in an amount of USD35,000,000 on the terms set out in the SSA (the "Initial Astro Procured Financing") shall be made available to PT Direct Vision on and subject to the terms and conditions set out in the SSA, which shall be finalised into two facilities agreements before the first drawdown, and in accordance with the drawdown schedule in the business plan.

TABLE 1

The table below set out the salient terms of the Initial Astro Procured Financing:

Borrower	:	PT Direct Vision
Financier		An Astro Shareholder or an affiliate of the Astro Shareholders
Nature of Facilities	:	Two Term Loan Facilities granted by the Financier
Amount	:	• Facility One: A maximum principal amount of USD 25,000,000; and • Facility Two: A maximum principal amount of USD 10,000,000.
Purpose	:	To finance the Borrower's capital expenditure and working capital requirements
Final Maturity Dates	:	• Facility One - the date falling three (3) years from the date of the first drawdown; • Facility Two - the date falling four (4) years from the date of the first drawdown under Facility One.
Availability Period	:	• Facility One - Up to a period of 360 days from the Closing Date; • Facility Two - from the date Facility One is fully drawn down up to a period of 360 days from the Closing Date.
Availability	:	Subject to satisfaction or waiver by the Financier of the Conditions Precedent and the provisions of the facilities agreement, the Facilities will be available on any date during the Availability Period in accordance with the business plan approved by its shareholders and provided that three (3) business days' prior notice has been given to the Financier. Any amount of the Facilities that is undrawn at the end of the Availability Period will be cancelled.
Repayment	:	Unless otherwise repaid or prepaid in accordance with the provisions of the facilities agreement, the principal amount of the facilities shall be repaid on the following dates ("Repayment Date"): • Facility One - an amount of USD25 Million due and payable on the date falling three (3) years from the date of the first drawdown; and • Facility Two - an amount of USD10 Million due and payable on the date falling four (4) years from the date of the first drawdown under Facility One. If the Borrower does not repay on its relevant Repayment Date, such facility shall remain outstanding and shall only become due and payable on the date falling 6 months after the relevant Repayment Date.
Interest Payment Date and Interest Rate	:	Interest shall be payable at the end of each Interest Period and at the fixed rate of nine per centum (9%) per annum. Interest will be calculated on the basis of the actual days elapsed in a 360-day year.
Interest Period	:	A period of six (6) months, the first Interest Period of each facility shall commence on the date of the first drawdown of the relevant Facility.
Positive Covenants	:	• the Borrower will use the facilities solely for the respective purposes stated above;

- The Borrower will perform all its obligations under the facilities agreement;
- The Borrower shall conduct its business in accordance with sound commercial and financial practices and in accordance with its Deed of Establishment and Articles of Association;
- Payment of taxes when due;
- The Borrower will, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business.

Subordination : The facilities shall be subordinated to the borrowings of the Borrower raised from third party financial institutions and any security in favour of vendor financiers but not otherwise and will otherwise rank pari passu with all other unsecured indebtedness of the Borrower incurred from time to time.

Governing Law : The facilities agreement will be governed by the laws of the Republic of Singapore.

(ix) Liquidity

It is the intention of the Parties to promote, enhance and improve the business so as to conduct and implement an initial public offering ("IPO") as soon as all of the IPO criteria are met and if a recommendation is received from the valuation expert in accordance with the SSA. Each Party undertakes to perform any and all actions necessary, including without limitation, a restructuring of the shareholding of PT Direct Vision to cause an IPO to be implemented within the lock in period (i.e. 5 years from the Closing Date).

(x) Trade Mark Licenses

BM Shareholder and Astro Shareholders shall respectively procure that the relevant member of the Lippo Group and Astro Shareholders' Group of Companies to provide to PT Direct Vision trademark license agreements, at no charge, authorising PT Direct Vision to use the "Lippo" and "Astro" name in accordance with the terms set out in the SSA.

(xi) Management of PT Direct Vision

The management of PT Direct Vision shall be vested in the Board of Directors ("BOD") which shall during the term of the SSA comprise a maximum of six (6) members with one (1) President Director and five (5) Directors. The composition of the BOD is as follows:

Position	Appointing Party
President Director/Chief Executive Officer	BM Shareholder
Director of Operations/Chief Operating Officer	Astro Shareholders
Director of Finance/Chief Financial Officer	Astro Shareholders
Director of Corporate Services (HR and Legal)	BM Shareholder
Director of Financial Controls/Financial Controller	BM Shareholder
Director of Sales and Marketing	Astro Shareholders

The nomination of the President Director/Chief Executive Officer shall require the prior written consent of AAAN.

Resolutions of a meeting of the BOD shall be passed if approved by an affirmative vote of more than fifty percent (50%) of the Directors present and/or represented at such meeting. In the event of a tie vote, the President Director shall not cast the deciding vote.

In essence, Astro Shareholders will be able to exercise operational and financial control of PT Direct Vision.

(xii) Dividend Policy

In accordance with the SSA, PT Direct Vision shall distribute, to the extent permitted by Law, and any third party financing contracts (and after appropriation of reserves, capital expenditure requirements and working capital requirements in accordance with Law and/or the business plan) by way of dividends seventy five percent (75%) of all post-tax profits for each financial year, provided that no dividends shall be distributed before all shareholder loans (if any) are repaid in full or converted or otherwise discharged.

(xiii) Additional Capital Requirement

The Parties agree that any additional capital requirement shall be funded by way of PT Direct Vision raising appropriate loans from licensed financial institutions in accordance with the business plan and that notification and approval of the terms of such loans shall be given to the Parties prior to PT Direct Vision making any commitment in respect of such loans. If PT Direct Vision is unable to obtain loans from third party financiers, it will raise funds through the issuance of new shares at fair market value.

(xiv) Subscription, Sale and Transfer of Shares

Each Party shall have pre-emptive rights on a pro rata basis to their respective shareholding in PT Direct Vision of any new issue of shares by PT Direct Vision.

Further, any shareholder who intends to transfer or otherwise dispose of part or all of its shares to a third party, shall give to all the remaining shareholders and PT Direct Vision notice in writing ("Transfer Notice") and a pre-emptive right to acquire the disposing shares on a pro rata basis to their respective shareholding in PT Direct Vision.

(xv) Non-Competition

Pursuant to the SSA, the Parties have agreed to a non-competition clause wherein with effect from the closing date and for a period of twelve (12) months from the date of a Party ceasing to be a shareholder, each of the Parties agrees that PT Direct Vision shall be its sole vehicle for its investments in DTH Services in Indonesia, and the Parties shall not engage in DTH Services in Malaysia and Brunei, save for Astro Shareholders and their affiliates.

BACKGROUND INFORMATION ON PT DIRECT VISION AND BM SHAREHOLDERS

1 Background Information on PT Direct Vision

PT Direct Vision was incorporated in Indonesia as a private company limited by shares on 18 November 2003. The company's present authorised share capital is Rp10,000,000,000 comprising 20,000 ordinary shares of Rp500,000 each. The company's issued and paid-up share capital is Rp250,000,000 comprising 500 ordinary shares of Rp500,000 each. The PT Direct Vision is licensed to operate satellite DTH pay television and multimedia services business.

A summary of the profit and dividend record of PT Direct Vision based on its management accounts as at 28 February 2005 are set out below:

	Management Account as at 28 February 2005 Rp000
Number of shares in issue ('000)	250,000
Shareholders' fund	(823,100)
Net Tangible Liabilities (NTL)	(823,100)
NTL per Share (Rp)	(3.29)

Note:

* *PT Direct Vision was only incorporated in 18 November 2003 and remain a dormant company, hence it does not have any audited financial statements.*

As at the date of the announcement, PT Direct Vision does not have any subsidiary and associated companies.

2 Background Information on BM

BM was incorporated in Indonesia as a private company limited by shares.

BM is principally involved in multi-channel subscription television and radio services delivered via community antennae television or cable systems, television content production and distribution services, and interactive wired and wireless Internet and multimedia services and magazine production and distribution services in Indonesia, with its subscription television services delivered under the brand name of "Kabelvision".

A summary of the consolidated profit and dividend record of BM based on its audited accounts for the past five (5) financial years ended 31 December 2003 are set out below:

	Audited financial results for				
Financial year ended 31 December	**1999 Rp000**	**2000 Rp000**	**2001 Rp000**	**2002 Rp000**	**2003 Rp000**
Revenue	26,366	61,904	139,761	185,577	232,257
Profit/(Loss) before taxation	2,074	(29,628)	(39,707)	(18,292)	12,223
Taxation	1,019	(2,587)	(1,352)	3,869	(1,554)
Profit/(Loss) after taxation	3,093	(32,215)	(41,059)	(14,423)	10,669
Minority interest ("MI")	-	-	-	-	-
Profit/(Loss) after taxation and MI	3,093	(32,215)	(41,059)	(14,423)	10,669
Shareholders' funds	180,262	152,490	111,431	97,008	107,677

INVESTMENT RISKS

The investment risks in the Proposal include (but are not limited to) the following:

1 **Economic, Political and Regulatory Risks**

As with all investments undertaken overseas, economic, political and regulatory are inherent risk factors. Like most Asian countries, the economic crisis in the late 90s forced many countries, including Indonesia to look into economic and political reforms. Although the changes undertaken by Indonesia are slowly showing positive results, there is no assurance that such risk factors will not recur or continue in the future.

Upon completion of the Proposal, AAAN will have a much larger presence in the regional DTH Services industry. Hence, its business, prospects, financial conditions and level of profitability will be more affected by the development of the economic, political and regulatory environment of the world. Any adverse development in the political and economic conditions or changes in the regulatory environment in the countries in which Astro Group operates in could materially and adversely affect the financial performance of the Astro Group.

AAAN does not believe that the risks that PT Direct Vision faces in Indonesia is any different than other companies in Indonesia. AAAN also believes that the participation in a company with a strong local partner will help mitigate any country risk factors.

2 **Foreign Exchange Fluctuations**

Fluctuations in the exchange rate between the Indonesian Rupiah and the US Dollar or Malaysian Ringgit, as well as fluctuations of local interest rates, could negatively affect investment returns.

As a subsidiary of Astro Group, PT Direct Vision's financial statements denominated in USD would be consolidated into Astro Group's financial statements. PT Direct Vision's income statement would be translated into Ringgit Malaysia at the average exchange rate prevailing for the period, while the assets and liabilities would be translated at exchange rates ruling on the balance sheet date. All resulting transaction differences are taken to the currency translation differences reserves in Astro Group's shareholder's equity. As long as there are exchange rates fluctuations, exchange differences would arise.

However, Astro Group's exposure to foreign exchange fluctuation risk is minimised in view of the exchange rate peg at RM3.80/USD1.00 imposed by the Government of Malaysia since 1 September 1998. Nevertheless, there can be no assurance that the exchange rate peg will remain or that future foreign exchange fluctuations will not adversely affect the group financial position of Astro Group. Further, this risk may, to some extent, be mitigated by hedging instruments which Astro Group may enter into from time to time.

3 **Inherent Business Risks**

As with the operations of similar DTH services companies elsewhere, PT Direct Vision will be subject to inherent business risks, e.g., *inter alia,* the risk of competitive threats, network and software technology obsolescence, possible funding limitations, foreign ownership limitations, spectrum constraints, changes in the regulatory regime and market adoption. However, AAAN believes that these are risks which it is well-placed to understand given its own experience as the dominant DTH services provider in Malaysia.

The Astro Group currently practises prudent financial management and efficient operating procedures and will work towards ensuring that upon completion of the Proposal, the PT Direct

Vision's financial management and operations are as well run and managed. The synergies to be created from the Proposal are expected to bolster the strength and performance of the enlarged Astro Group. Nevertheless, there is no assurance that the enlarged Astro Group's performance will not be adversely affected with increased competition or other factors mentioned above.

4 Compliance with Regulations

The Astro Group may be subject to broadcasting regulations and legislation governing the activities in the countries it operates. It is possible that any change to the regulations pertaining to broadcasting may result in a need to modify its facilities or incur further expenses to meet the new requirements. In such event, no assurance can be given that the ensuing steps taken by the PT Direct Vision to comply with such new regulations will not have a material effect on its operating results.

Table 4: Proforma Effect on Consolidated NTA

For illustrative purposes only, on the assumption that the Proposal had been effected on 31 January 2004, the proforma effect of the Proposal on AAAN's consolidated NTA is as follows:

	Audited as at 31 January 2004	After Proposal
	RM'000	RM'000
Share capital	1,189,541	1,189,541
Share premium	2,108,102	2,108,102
Merger reserve	518,446	518,446
Exchange reserve	1,366	1,366
Accumulated Losses	(2,422,838)	(2,422,838)
Shareholders' funds	1,394,617	1,394,617
Less:		
Intangible Assets	(356,222)	(356,222)
	1,038,395	1,038,395
Less:		
Goodwill arising from the Proposal	-	172
NTA	1,038,395	1,038,223
Number of shares in issue ('000)	1,918,759	1,918,759
NTA per share (RM)	0.54	0.54
Borrowings[i] (RM'000)	1,230,807	1,230,807
Gearing ratio (times)	0.88	0.88

Notes:

i *Includes all interest bearing debts.*

ii. *The calculation of the goodwill arising from the Proposal is based on the latest audited financial statements of AAAN for the financial year ended 31 January 2004 is as follows:*

	RM 000
AAAN's share of net liabilities per management accounts of PT Direct Vision as at 28 February 2005 upon completion of the Proposal*	*172*
Goodwill upon completion of the Proposal	*172*

* *The management account of PT Direct Vision as at 28 February 2005 which is reported in US$ is translated at the prevailing exchange rate US$1 to RM3.8.*

iii. *On completion of the Proposal, further adjustments detailed below will and/or may need to be made to the goodwill calculation to reflect the final net liabilities assumed:*

a) *Realigning of PT Direct Vision accounting policies and bases with that of AAAN;*

b) *Losses for the period between 28 February 2005 and the date of completion,*

c) *The translation of PT Direct Vision's net liabilities, which are denominated in US$, at the prevailing exchange rate at the date of completion; and*

d) *Adjustment arising from the due diligence exercise and a fair value exercise.*

The aforesaid adjustments can only be quantified subsequent to the completion of the Proposal.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 11/03/2005 18:25:41
Reference No AA-050311-63836

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Press release - Indonesian Pay Television Joint Venture

* **Contents :-**

Please find attached the press release for the Indonesian Pay Television Joint Venture.



Indonesia JV Press Release.d

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


TM
ASTRO ALL ASIA NETWORKS plc

PRESS RELEASE

ASTRO FORMS JOINT VENTURE WITH LIPPO GROUP TO PROVIDE SATELLITE PAY-TV SERVICE IN INDONESIA

Kuala Lumpur, 11 March 2005

ASTRO ALL ASIA NETWORKS plc ("ASTRO") and the Lippo Group of Indonesia have today, through their respective subsidiaries, agreed to set up a joint-venture to provide multi-channel satellite pay-television and multimedia services in Indonesia.

The joint-venture company, to be named PT Astro Nusantara, will have an initial paid-up capital of US$30 million, of which ASTRO will hold an effective 51% share with the balance held by PT Broadband Multimedia of the Lippo Group. ASTRO will additionally provide shareholder loans of US$35 million repayable on the third and fourth anniversary of the loan drawdown.

Peak funding is estimated at US$200 million after four years of operations and the additional funding of US$135 milion is expected to be raised through a combination of third party loans, and equity and quasi-equity instruments. The Joint-Venture expects to achieve profitability in the fourth year of operations. It is estimated that ASTRO will have to account for operating losses of RM100 million, representing primarily market entry and start-up costs, for the current financial year ending 31 January 2006.

Operations is expected to commence within the next four months, utilizing satellite transponders on Measat-2 intially with progressive migration to Measat-3, upon its launch later this year.

Commenting on the joint-venture agreement, ASTRO Group Chief Executive Officer Ralph Marshall said: "We are very pleased to be able to work with the Lippo Group, the pay-TV leader in Indonesia. We have been very focused on expanding our digital multimedia platform into Indonesia as it is a natural market extension for us. In addition to the immediate synergies with our Malaysian operations,

the Joint-Venture will allow us to build on our content creation and aggregation skills, accelerate and grow our capabilities in Malay language content, benefiting both our Malaysian and Indonesian operations and enabling us to more effectively invest in onscreen programme values."

Elaborating on Indonesia's potential, Azran Osman-Rani, ASTRO's Director of Business Development said: "Current penetration is only 0.8% of the estimated 30 million television households in Indonesia against the 25-35% penetration in neighbouring countries. The target addressable Pay-TV market has the potential to grow up to some 10 million homes, representing about 25% of the total TV homes, within the next five years. We expect to achieve a 30-40% share of this target segment, or some 3.5 million homes."

Said Jonathan Parapak, Chairman of Broadband Media: "We are honoured to have ASTRO as our strategic partner. With ASTRO's strong support and by leveraging on our respective assets, capabilities and experience, we are confident that the Joint-venture will be able to rapidly roll out an attractive service to customers across Indonesia with minimal execution risk and investment outlay. We are very excited by the collaborative opportunities available through this partnership with ASTRO."

The impending roll-out of broadband and 3G telecommunications services in Indonesia puts the Joint-venture in a strong position to bundle and distribute local and international interactive multimedia content over broadband networks including Broadband Media's cable networks, through repurposing of television content. "This is an area where ASTRO has significant skills and capabilities and consistent with our stated strategy to expand our multimedia businesses in the region," said Marshall.

[Further details on the Indonesian joint-venture are available in a separate announcement to Bursa Malaysia.]

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most

widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

About PT Broadband Media Tbk

PT Broadband Multimedia is principally involved in multi-channel subscription television and radio services delivered via community antennae television or cable systems, television content production and distribution services, and interactive wired and wireless Internet and multimedia services and magazine production and distribution services in Indonesia, with its subscription television services delivered under the brand name of "Kabelvision".

For further information, please contact:

Amy Balan (Head, Investor Relations)
Tel: +603-9543 9305
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (Head, Press & Publicity)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com



Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 11/03/2005 17:59:21
Reference No AA-050311-61168

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	MANAGER, SECRETARIAL

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/01/2005
* Quarter : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Financial Year End : 31/01/2005
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



Q4 Jan05 Bursa Malaysia Quarter Report_ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/01/2005**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/01/2005	31/01/2004	31/01/2005	31/01/2004
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	461,073	396,392	1,716,344	1,418,771
2	Profit/(loss) before tax	89,659	39,933	213,251	22,475
3	Profit/(loss) after tax and minority interest	72,440	38,040	155,369	12,189
4	Net profit/(loss) for the period	72,440	38,040	155,369	12,189
5	Basic earnings/(loss) per share (sen)	3.77	1.99	8.10	0.88
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.6100	0.5400

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/01/2005	31/01/2004	31/01/2005	31/01/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	93,239	54,862	299,249	148,631
2	Gross interest income	6,176	11,512	34,072	18,775
3	Gross interest expense	9,665	23,901	106,247	100,541

Remarks :

Note: The above information is for the Exchange internal use only.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the fourth quarter and financial year ended 31 January 2005 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/2005	QUARTER ENDED 31/01/2004	**YEAR ENDED 31/01/2005**	YEAR ENDED 31/01/2004
		RM'm	RM'm	**RM'm**	RM'm
Revenue	8	**461.0**	396.4	**1,716.3**	1,418.8
Cost of sales		**(270.7)**	(260.3)	**(1,073.5)**	(996.3)
Gross profit		**190.3**	136.1	**642.8**	422.5
Other operating income		**1.6**	3.2	**15.6**	35.5
Marketing and distribution costs		**(40.0)**	(42.0)	**(152.3)**	(147.1)
Administrative expenses		**(58.5)**	(42.4)	**(206.8)**	(162.0)
Profit from operations [(1)]	8	**93.4**	54.9	**299.3**	148.9
Finance costs (net)		**(3.1)**	(17.7)	**(82.5)**	(127.4)
(Loss)/gain from investment in associates		**(0.7)**	2.8	**(3.6)**	1.1
Profit from ordinary activities before taxation		**89.6**	40.0	**213.2**	22.6
Taxation	15	**(17.1)**	(1.9)	**(57.8)**	(10.3)
Profit from ordinary activities after taxation		**72.5**	38.1	**155.4**	12.3
Minority interest		**-**	-	**-**	-
Net profit		**72.5**	38.1	**155.4**	12.3



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/2005	QUARTER ENDED 31/01/2004	**YEAR ENDED 31/01/2005**	YEAR ENDED 31/01/2004
Earnings per share:	26	**Sen**	Sen	**Sen**	Sen
- Basic		**3.77**	1.99	**8.10**	0.88
- Diluted*		**3.76**	1.98	**8.07**	0.87

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 30,938,300 ordinary shares under the Employee Share Option Scheme ("ESOS").

Note

(1) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/2005	QUARTER ENDED 31/01/2004	**YEAR ENDED 31/01/2005**	YEAR ENDED 31/01/2004
	RM'm	RM'm	**RM'm**	RM'm
Depreciation of property, plant and equipment	**15.9**	19.8	**73.2**	88.7
Amortisation of film library and programme rights	**41.0**	32.4	**139.8**	90.7
Amortisation of other intangible assets	**1.7**	1.9	**5.3**	6.5
Impairment of property, plant and equipment	**-**	-	**0.8**	-
Impairment of other intangible assets	**-**	-	**0.4**	-
Impairment of inventories	**2.4**	-	**2.4**	-



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/01/2005 RM'm	AS AT 31/01/2004 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**282.7**	339.0
Associates [(1)]		**19.8**	22.6
Deferred tax assets		**548.4**	602.8
Film library and programme rights		**274.4**	280.4
Other intangible assets [(2)]		**95.6**	58.1
		1,220.9	1,302.9
CURRENT ASSETS			
Inventories		**39.0**	36.7
Receivables and prepayments		**414.2**	270.4
Tax recoverable		**9.4**	7.5
Deposits, cash and bank balances		**966.5**	1,740.3
		1,429.1	2,054.9
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**30.8**	281.4
Payables		**534.7**	668.7
Provision for liabilities and charges		**-**	5.0
Tax liabilities		**0.8**	1.4
		566.3	956.5
NET CURRENT ASSETS		**862.8**	1,098.4
NON-CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**354.9**	949.4
Payables		**153.5**	39.7
Deferred tax liabilities		**15.9**	17.6
		524.3	1,006.7
NET ASSETS		**1,559.4**	1,394.6
CAPITAL AND RESERVES			
Share capital		**1,192.2**	1,189.5
Share premium		**2,118.9**	2,108.1
Merger reserves		**518.4**	518.4
Exchange reserves		**(1.1)**	1.4
Hedging reserves		**(1.6)**	-
Accumulated losses		**(2,267.4)**	(2,422.8)
		1,559.4	1,394.6
NET TANGIBLE ASSETS PER SHARE (RM)[(3)]		**0.61**	0.54

Notes:

(1) Associates include goodwill on acquisition of associates with net book value of RM13.8m (31/01/2004: RM17.7m).

(2) Other intangible assets consist of software costs, management rights, prepayments and goodwill on consolidation with net book value of RM61.3m, RMNil, RM31.8m and RM2.5m (31/01/2004: RM10.6m, RM2.8m, RM44.3m and RM0.4m) respectively.

(3) Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,559.4m (31/01/2004: RM1,394.6m) are stated after deducting total set-top box and receiving equipment subsidies to-date of RM1,365.4m (31/01/2004: RM1,129.1m).



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid ordinary shares of £0.10 each		Non-distributable					
Year ended 31/01/2005	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Hedging reserves	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2004	1,918.7	1,189.5	2,108.1	518.4	1.4	-	(2,422.8)	1,394.6
Issuance of shares pursuant to ESOS	3.7	2.7	10.8	-	-	-	-	13.5
Foreign exchange differences	-	-	-	-	(2.5)	-	-	(2.5)
Fair value loss on hedging instrument	-	-	-	-	-	(1.6)	-	(1.6)
Net profit for the year	-	-	-	-	-	-	155.4	155.4
As at 31 January 2005	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	(2,267.4)	1,559.4



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Issued and fully paid ordinary shares of £0.10 each		Non-distributable					
Year ended 31/01/2004	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	RCPS (equity component)	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2003 as if the Company was incorporated on 1 February 2003	1,185.5	724.4	-	518.4	(0.1)	17.2	(2,445.1)	(1,185.2)
Transfer to accumulated losses on redemption of A Series Redeemable Convertible Preference Shares ("RCPS")	-	-	-	-	-	(10.0)	10.0	-
Conversion of Series I RCPS	116.6	74.0	178.9	-	-	(7.2)	-	245.7
Conversion of Series II RCPS	108.2	68.6	326.4	-	-	-	-	395.0
Issuance of shares pursuant to Initial Public Offering ("IPO")	508.4	322.5	1,707.4	-	-	-	-	2,029.9
IPO shares issuance expenses	-	-	(104.6)	-	-	-	-	(104.6)
Foreign exchange differences	-	-	-	-	1.5	-	-	1.5
Net profit for the year	-	-	-	-	-	-	12.3	12.3
As at 31 January 2004	1,918.7	1,189.5	2,108.1	518.4	1.4	-	(2,422.8)	1,394.6



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2005	YEAR ENDED 31/01/2004
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	155.4	12.3
Contra arrangements – revenue	(4.4)	(7.4)
Amortisation of film library and programme rights	139.8	90.7
Amortisation of other intangible assets	5.3	6.5
Depreciation of property, plant and equipment	73.2	88.7
Gain on disposal of property, plant and equipment	(0.7)	(1.2)
Loss on disposal of other intangible assets	-	0.1
Impairment of other intangible assets	0.4	-
Impairment of property, plant and equipment	0.8	-
Interest income	(34.1)	(18.8)
Interest expense	82.9	100.5
Interest on early redemption of Bonds	23.4	-
Accretion of RCPS yield	-	28.5
Taxation	57.8	10.3
Loss/(gain) from investment in associates	3.6	(1.1)
Unrealised foreign exchange (gain)/loss	(2.6)	0.3
	500.8	309.4
Changes in working capital:		
Film library and programme rights	(123.8)	(113.4)
Payment for remastering costs	-	(49.5)
Inventories	(2.3)	24.7
Receivables and prepayments	(128.4)	(48.0)
Payables	(19.7)	(18.2)
Provision for liabilities and charges	(5.0)	(57.2)
	221.6	47.8
Income tax paid	(7.5)	(0.5)
Interest received	39.0	13.4
Net cash flow from operating activities	253.1	60.7



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2005	YEAR ENDED 31/01/2004
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of remaining interest in a subsidiary	-	(0.4)
Investment in associates	**(0.8)**	(23.2)
Purchase of property, plant and equipment	**(31.4)**	(31.3)
Acquisition of intangible assets	**(42.1)**	(11.0)
Proceeds from disposal of property, plant and equipment	**0.9**	1.7
Net cash flow from investing activities	**(73.4)**	(64.2)
*Net cash flow from operating and investing activities**	*179.7*	*(3.5)*
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	**(54.5)**	(118.6)
Interest paid on early redemption of Bonds	**(23.4)**	-
Debt transaction cost incurred	**(17.1)**	-
Proceeds from borrowings	**252.2**	1,022.4
Receipt of corporate advances	-	33.3
Issuance of shares pursuant to IPO	-	1,925.3
Issuance of RCPS	-	395.0
Issuance of shares pursuant to ESOS	**13.5**	-
Repayment of finance lease liabilities	**(26.9)**	(24.4)
Repayment of borrowings	**(1,097.3)**	(736.4)
Repayment of corporate advances	-	(345.4)
Repayment of corporate shareholder's advances	-	(158.1)
Redemption of RCPS (including premium on redemption)	-	(354.0)
Repayment of promissory notes and bills of exchange	-	(133.9)
Net cash flow from financing activities	**(953.5)**	1,505.2
Net effect of currency translation on cash and cash equivalents	-	(0.2)
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	**(773.8)**	1,501.5
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**1,740.3**	238.8
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**966.5**	1,740.3

(*) Represents free cash flow.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented in the Annual Report for the financial year ended 31 January 2004.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2004. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

ASTRO is incorporated in the United Kingdom and is therefore required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2004 have been prepared under UK GAAP.

A reconciliation to amounts presented in accordance with the Malaysian Generally Accepted Accounting Practice and UK GAAP is disclosed in Note 27.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters.

4. UNUSUAL ITEMS

In the quarter under review, the Group executed an internal restructuring of its subsidiaries as disclosed under Note 18(a)(1). While the internal restructuring did not have any effect on the profit from operations of the Group, a taxation gain of RM8.1 million was recognised in this quarter as disclosed under Note 15.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.



6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'000	RM'm	'000	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	3,547	12.9	3,690	13.5

Other than as disclosed above, there are no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

There were no dividends paid during the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Celestial – the ownership of a Chinese filmed entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; ownership of buildings and investment holding companies.

8. SEGMENT RESULTS AND REPORTING (continued)

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/05	QUARTER ENDED 31/01/04	**YEAR ENDED 31/01/05**	YEAR ENDED 31/01/04
	RM'm	RM'm	**RM'm**	RM'm
Revenue				
Multi channel television				
External revenue	**407.7**	347.0	**1,530.5**	1,265.6
Inter-segment revenue	**-**	-	**0.1**	-
Multi channel television revenue	**407.7**	347.0	**1,530.6**	1,265.6
Radio				
External revenue	**33.6**	30.8	**121.4**	103.7
Inter-segment revenue	**0.7**	1.2	**2.9**	4.3
Radio revenue	**34.3**	32.0	**124.3**	108.0
Celestial				
External revenue	**13.3**	12.3	**38.8**	29.3
Inter-segment revenue	**2.2**	2.1	**8.8**	7.0
Celestial revenue	**15.5**	14.4	**47.6**	36.3
Others				
External revenue	**6.4**	6.3	**25.6**	20.2
Inter-segment revenue	**23.7**	16.3	**95.0**	41.1
Others revenue	**30.1**	22.6	**120.6**	61.3
Total reportable segments	**487.6**	416.0	**1,823.1**	1,471.2
Eliminations	**(26.6)**	(19.6)	**(106.8)**	(52.4)
Total group revenue	**461.0**	396.4	**1,716.3**	1,418.8

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/05	QUARTER ENDED 31/01/04	**YEAR ENDED 31/01/05**	YEAR ENDED 31/01/04
	RM'm	RM'm	**RM'm**	RM'm
Profit from operations by segment* :				
Multi channel television	**103.7**	54.7	**336.7**	165.8
Radio	**15.6**	15.8	**53.6**	45.1
Celestial	**(21.3)**	(12.9)	**(68.5)**	(54.8)
Others	**1.0**	3.7	**(0.3)**	16.6
Inter-segment eliminations	**(5.6)**	(6.4)	**(22.2)**	(23.8)
Profit from operations	**93.4**	54.9	**299.3**	148.9

(*) Profit from operations by segment for this quarter and year is stated before the Internal Group Restructuring described in Note 18(a)(1).

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 January 2005, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

(a) Acquisition of subsidiaries

On 10 March 2005, ASTRO, through its wholly-owned subsidiary, ASTRO Overseas Limited acquired 6,000 shares of USD1.00 each representing the entire issued and paid-up share capital of ASTRO Multimedia Corporation N.V. ("AMCNV") and ASTRO Multimedia N.V. ("AMNV"), both companies incorporated in the Netherlands Antilles for a cash consideration of USD6,000 each.

(b) Proposed acquisition of multi-channel satellite pay television business in Indonesia

On 11 March 2005, ASTRO, through its wholly-owned subsidiaries, AMCNV and AMNV, together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, have agreed to participate in PT Direct Vision (to be renamed PT Astro Nusantara after the proposed acquisition is completed), to provide multi-channel satellite pay television services in Indonesia. The proposed acquisition will result in ASTRO holding a 51% effective interest in PT Direct Vision. Further details of the proposed acquisition is available in a separate announcement made on 11 March 2005.

Other than as disclosed above, there were no material subsequent events as at 11 March 2005.



11. CHANGES IN THE COMPOSITION OF THE GROUP

Other than as disclosed in Note 4 and Note 18(a)(1), there have been no other significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) *Contingent liabilities*

As at 31 January 2005, the Group has provided guarantees to third parties amounting to RM1.7m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 31 January 2005.

13. COMMITMENTS

As at 31 January 2005, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Property, plant and equipment	37.0	123.6	160.6
Investment in and advances to associates	43.0	-	43.0
Film library and programme rights	37.5	208.2	245.7
Non-cancellable operating lease	30.9	-	30.9
	148.4	331.8	480.2



14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE YEAR ENDED 31/01/05	AMOUNTS (*) DUE FROM/(TO) AS AT 31/01/05
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	6.4	5.2
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	15.9	(9.9)
Telecommunication services from:		
Maxis Broadband Sdn Bhd	6.1	(3.0)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	18.1	(18.1)

(*) Represents amounts outstanding on transactions entered into during the year ended 31 January 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/05	QUARTER ENDED 31/01/04	**YEAR ENDED 31/01/05**	YEAR ENDED 31/01/04
	RM'm	RM'm	**RM'm**	RM'm
Current tax	**0.8**	1.6	**5.0**	1.8
Deferred tax	**16.2**	0.3	**52.7**	8.5
Share of tax of associates	**0.1**	-	**0.1**	-
	17.1	1.9	**57.8**	10.3

The tax charge for the current quarter and the year ended 31 January 2005 are mainly made up of net deferred tax charge comprising the following:

	Quarter ended 31/01/05	Year ended 31/01/05
	RM'm	RM'm
Recognition of deferred tax assets	(15.0)	(33.0)
Net deferred tax credit due to restructuring	(8.1)	(8.1)
Deferred tax charge for the quarter / year	39.3	93.8
	16.2	52.7

With the recognition of deferred tax assets and the net deferred tax credit due to restructuring of RM15.0 million and RM8.1 million respectively in this quarter, the Group's effective tax rate has been reduced for the quarter to 19% compared to the Malaysian statutory tax rate of 28%.

The Group's effective tax rate for the year ended 31 January 2005 of 27% is lower than the Malaysian statutory tax rate of 28%, due principally to the recognition of deferred tax assets totalling RM33.0 million recognised during the year ended 31 January 2005 and net deferred tax credit due to restructuring of RM8.1 million offset by losses in foreign subsidiaries and certain Malaysian subsidiaries not available for relief at Group level and expenses not deductible for tax purposes.



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of intermediary holding companies that are no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

The Internal Group Restructuring includes the following transactions:

(i) The Company acquired MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and all its subsidiaries except MEASAT Digicast Sdn Bhd on 26 January 2005.
(ii) The Company acquired Radio Advertising and Programming Systems Sdn Bhd ("RAPS") and all its subsidiaries on 26 January 2005.
(iii) The Company subscribed for redeemable preference shares in two of its subsidiaries, MBNS and Airtime Management and Programming Sdn Bhd on 31 January 2005.
(iv) RAPS will be voluntarily wound up.
(v) ASTRO Overseas Limited ("AOL") will be voluntarily wound up.
(vi) AAAN (Bermuda) Limited will be renamed as AOL.

As at 11 March 2005, the Company has not completed the transactions in steps (iv), (v) and (vi) above.

(2) Proposed acquisition of multi-channel satellite pay television business in Indonesia

On 11 March 2005, the Company announced its proposal for investment in multi-channel satellite pay television business in Indonesia as disclosed in Note 10(b).

Other than as disclosed above, there were no incomplete corporate proposals as at 11 March 2005.



18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 11 March 2005 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds (1)	Utilised to date	Amounts outstanding
	RM'm	RM'm	RM'm
Repayment of a private debt securities ("PDS") facility (2)	632.4	(632.4)	-
Repayment of a foreign export credit agency structured trade ("ECA") facility	77.1	(77.1)	-
Repayment of bearer promissory notes (3)	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses (4)	107.7	(107.7)	-
Working capital / general corporate purposes	568.3	(387.7)	180.6
	2,029.9	(1,830.3)	199.6

Note:

(1) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

(2) Following the full repayment of the private debt securities facility, the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred in this analysis to working capital / general corporate purposes.

(3) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

(4) The Company has made full settlement of the listing expenses. Accordingly, the remaining balance of RM2.7 million on the proposed utilisation of the IPO proceeds for listing expenses has been transferred in this analysis to working capital / general corporate purposes.



19. GROUP BORROWINGS AND DEBT SECURITIES

The amounts of Group borrowings and debt securities as at 31 January 2005 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1]	1.2	-	1.2
BPI Facilities[2]	-	296.0	296.0
Finance lease liabilities[3]	29.6	58.9	88.5
	30.8	354.9	385.7

Notes:

(1) A standby letter of credit has been provided as security for the bank loan.

(2) All assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security to the PDS Facilities, ECA Facilities and BPI Facilities on pari passu basis. Following the repayment of the ECA and PDS Facilities, the discharge process of the securities created under the ECA and PDS Facilities are in progress.

The rights, title, interest and benefits of MBNS for the following are also assigned to the BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policy.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(4) The Company entered into a USD300 million guaranteed term and revolving facilities agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities, comprising Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), will be used to refinance, prepay or reimburse the Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries. As at 31 January 2005, the Company has not drawn down on the facilities.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

(a) Interest rate swap

After 31 January 2005, the Company had on the following dates entered into the following interest rate swaps with a forward start date 18 October 2005 for a notional amount totalling USD112.5 million under the USD300 million guaranteed term and revolving facilities as disclosed in Note 19(4).

Date entered	Notional Amount	Tranche	Rate (per annum)	Expiry Date
7 February 2005	USD37.5 million	50% of Tranche B	4.130%	18 October 2010
7 February 2005	USD37.5 million	25% of Tranche A	4.220%	18 October 2011
7 February 2005	USD37.5 million	25% of Tranche A	4.250%	18 October 2011

The interest rate swap contracts entitle the Company to receive interest at floating rates, which are linked to the USD 6 months London Interbank Offered Rate ("LIBOR") on the notional amounts and oblige it to pay interest at fixed rates as stated above on the same amount.

The Company has determined that the interest rate swaps are effective as hedges. Therefore fluctuations in the fair value of the swap are recorded in the hedging reserves.

(b) Credit risk

The above instruments were executed with investment grade financial institutions. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

Other than as disclosed above, there were no outstanding off balance sheet financial instruments as at 11 March 2005.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 11 March 2005.



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Fourth Quarter 2005) against the preceding quarter (Third Quarter 2005)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2005	THIRD QUARTER 31/10/2004	**FOURTH QUARTER 31/01/2005**	THIRD QUARTER 31/10/2004
Consolidated Performance				
Total Revenue	**461.0**	440.7		
Subscriber Acquisition Costs (SAC)[2]	**75.7**	106.2		
EBITDA[3]	**111.0**	76.0		
EBITDA Margin (%)	**24.1**	17.2		
Profit after taxation	**72.5**	29.8		
Free Cash Flow[4]	**28.2**	39.7		
Net Increase / (Decrease) in Cash	**13.3**	(188.8)		
Capital expenditure[5]	**20.7**	16.4		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**369.8**	355.2		
Advertising revenue	**29.3**	30.0		
Other revenue	**8.6**	9.7		
Total revenue	**407.7**	394.9		
SAC[2]	**75.7**	106.2		
EBITDA[3]	**117.4**	78.1		
EBITDA Margin (%)	**28.8**	19.8		
Capital expenditure[5]	**17.8**	14.2		
Total subscriptions-net additions ('000)			**103**	90
Total subscriptions-end of period ('000)			**1,698**	1,595
Residential subscribers-net additions ('000)			**95**	85
Residential subscribers-end of period ('000)			**1,566**	1,471



22. REVIEW OF PERFORMANCE (Continued)

(A) **Performance of the current quarter (Fourth Quarter 2005) against the preceding quarter (Third Quarter 2005) (continued)**

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2005	THIRD QUARTER 31/10/2004	**FOURTH QUARTER 31/01/2005**	THIRD QUARTER 31/10/2004
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			**79**	82
Churn (%)			**9.0**	9.2
SAC per set-top box sold (RM)			**789**	848
Content cost (RM per subscriber per mth)			**26**	31
(ii) Radio[1]				
Revenue	**34.3**	31.9		
EBITDA[3]	**16.8**	16.1		
EBITDA Margin (%)	**49.0**	50.5		
Listeners ('000)[6]			**8,994**	8,994
Share of radio adex (%)[7]			**76**	72
(iii) Celestial[1]				
Revenue	**15.5**	8.7		
EBITDA[3]	**(21.0)**	(15.8)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**32**	30
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,576**	1,491
Malaysian film production – theatrical release			**1**	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the total cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2004 performed by NMR in October 2004.
7. Based on NMR Adex Report.



22. REVIEW OF PERFORMANCE (continued)

(A) **Performance of the current quarter (Fourth Quarter 2005) against the preceding quarter (Third Quarter 2005) (continued)**

<u>Consolidated Performance</u>

In quarter 4, a new Customer Relationship Management and Billing system was installed. This installation has not been without its difficulties, some of which have impacted the Group's quarter 4 results:

- During December 2004 & January 2005 the late payment and reconnection fee billing function and some forms of PPV billing were unable to be turned on. This issue caused a loss of RM6m in revenue and had a RM1.4 negative impact on ARPU for the quarter (yearly ARPU impact RM0.6).

- During the installation, capacity constraints on the new system meant that new subscriber registration and old subscriber reconnection could not be implemented at the same time. In this circumstance preference was being given to new subscribers and therefore restricted the reconnection activity. This led to lower reconnects for these months than is normal and caused churn to remain at 9%.

- The billing issues mentioned previously also extended to not being able to send out bills to the subscriber base for a 3 week period. Receiving bills up to 1 month late caused a slow down in subscriber payments and increased the Group's Accounts Receivable by almost RM40m more than what had been normal levels for the year.

These issues with the new systems suffered in December 2004 and January 2005 have continued into February 2005. However the Group is confident of achieving normal operations by end of quarter 1 of the financial year ending 31 January 2006.

Turnover

For the current quarter, the Group recorded consolidated revenues of RM461.0m which was RM20.3m or 4.6% higher than the previous quarter. The increase came from higher subscription revenue from MC-TV segment of RM14.6m due to the continued subscriber base growth. Celestial contributed higher revenue by RM6.8m mainly from the distribution business.

EBITDA

The Group EBITDA increased to RM111.0m in the current quarter from RM76.0m in previous quarter. This RM35.0m or 46% uplift was due to a reduction in marketing costs from the seasonally high levels in previous quarter, together with the revenue growth highlighted above.

Free Cash Flow

Free cash flow generated was RM28.2m compared to RM39.7m in previous quarter. The decrease was due to higher capital expenditure and an increase in working capital, mainly debtors.



22. REVIEW OF PERFORMANCE (continued)

(A) **Performance of the current quarter (Fourth Quarter 2005) against the preceding quarter (Third Quarter 2005) (continued)**

Consolidated Performance (continued)

Net Cash Flow

There was a net increase in cash of RM13.3m compared to a net decrease of RM188.8m in previous quarter. The net utilisation of cash in the previous quarter came from the prepayment of USD120m (RM456m) outstanding under the term loan facility lead arranged by DBS Bank Limited which was partially offset by the drawdown of term loan facility from BPI of RM250m.

Capital Expenditure

Group capital expenditure for the current quarter totalled RM20.7m, compared to RM16.4m in previous quarter.

Multi channel TV

MC-TV segment achieved total revenue of RM407.7m, which was RM12.8m or 3.2% higher than previous quarter. The increase was mainly contributed by higher subscription as a result of continuing growth in the business.

Residential subscriber net additions of 95,100 increased by 10,500 or 12.4% from 84,600 in the previous quarter. The increase came from the continuing growth in gross additions and higher reconnections due to the smartcard swap exercise which was completed in September 2004.

MAT churn improved marginally from 9.2% in the previous quarter to 9.0%.

ARPU decreased from RM82 in previous quarter to RM79 due to lower interactive ARPU (down by RM0.80) following the conclusion of Akademi Fantasia in quarter 3 and lower ARPU (down by RM1.40) from late charges and reconnection fees not charged during the migration to the new subscriber management system in quarter 4.

SAC's per box reduced from RM848 in previous quarter to RM789 per box in the current quarter, in line with the full year result. This reduction was due to the lower marketing costs in the current quarter compared to the seasonally high level in previous quarter.

Radio

Radio's revenue of RM34.3m was RM2.4m or 7.5% higher than RM31.9m in previous quarter driven by higher fill rates.

Celestial

Celestial's revenue of RM15.5m was RM6.8m or 78.2% higher than RM8.7m in previous quarter. This was a result of the timing of distribution revenue recognised in the current quarter based on film acceptance by our Distributors.



22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2005 against the corresponding financial year ended 31 January 2004

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	YEAR ENDED 31/01/2005	YEAR ENDED 31/01/2004	**YEAR ENDED 31/01/2005**	YEAR ENDED 31/01/2004
Consolidated Performance				
Total Revenue	**1,716.3**	1,418.8		
Subscriber Acquisition Costs (SAC)[2]	**336.9**	371.9		
EBITDA[3]	**379.1**	244.1		
EBITDA Margin (%)	**22.1**	17.2		
Profit after taxation	**155.4**	12.3		
Free Cash Flow[4]	**179.7**	(3.5)		
Net (Decrease) / Increase in Cash	**(773.8)**	1,501.5		
Capital expenditure[5]	**73.5**	43.0		
(i) **Multi channel TV(MC-TV)**[1]				
Subscription revenue	**1,375.7**	1,103.8		
Advertising revenue	**106.3**	91.0		
Other revenue	**48.6**	70.8		
Total revenue	**1,530.6**	1,265.6		
SAC[2]	**336.9**	371.9		
EBITDA[3]	**401.1**	248.1		
EBITDA Margin (%)	**26.2**	19.6		
Capital expenditure[5]	**62.1**	34.4		
Total subscriptions-net additions ('000)			**305**	323
Total subscriptions-end of period ('000)			**1,698**	1,393
Residential subscribers-net additions ('000)			**283**	299
Residential subscribers-end of period ('000)			**1,566**	1,283
ARPU – residential subscriber (RM)			**80**	81
Churn (%)			**9.0**	7.9
SAC per set-top box sold (RM)			**789**	904
Content cost (RM per subscriber per mth)			**27**	28



22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current financial year ended 31 January 2005 against the corresponding financial year ended 31 January 2004 (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	YEAR ENDED 31/01/2005	YEAR ENDED 31/01/2004	**YEAR ENDED 31/01/2005**	YEAR ENDED 31/01/2004
(ii) Radio[1]				
Revenue	**124.3**	108.0		
EBITDA[3]	**56.4**	46.9		
EBITDA Margin (%)	**45.4**	43.4		
Listeners ('000)[6]			**8,994**	8,740
Share of radio adex (%)[7]			**74**	74
(iii) Celestial[1]				
Revenue	**47.6**	36.3		
EBITDA[3]	**(66.3)**	(52.7)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**116**	128
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,474**	1,246
Malaysian film production – theatrical release			**4**	3

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the total cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2004 and Sweep 2, 2003 performed by NMR in October 2004 and October 2003 respectively.
7. Based on NMR Adex Report.



22. REVIEW OF PERFORMANCE (continued)

(B) **Performance of the current financial year ended 31 January 2005 against the corresponding financial year ended 31 January 2004 (continued)**

<u>Consolidated Performance</u>

Turnover

The Group recorded consolidated revenues of RM1,716.3m which was RM297.5m or 21.0% higher than RM1,418.8m recorded last financial year. The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM271.9m or 24.6% due to enlarged subscriber base. Advertising revenue also increased by RM35.1m mainly contributed by MC-TV (RM15.3m or 16.8%) and Radio (RM15.7m or 14.8%). Celestial revenue also improved to RM47.6m, an increase of RM11.3m from RM36.3m in last financial year.

EBITDA

Group EBITDA of RM379.1m increased by RM135.0m or 55.3% from RM244.1m for last financial year, principally due to MC-TV segment achieving higher subscription revenue and savings on subscriber acquisition costs. This was partially offset by higher programming, broadcast and overhead costs. EBITDA for Radio segment improved due to higher advertising revenue and was partially offset by higher broadcast and overhead costs.

Free Cash Flow

Free cash flow generated was RM179.7m compared to a usage of RM3.5m in last financial year, representing an improvement of RM183.2m. This was due to the EBITDA increase offset by an increase in capital expenditure and program rights acquisitions.

Net Cash Flow

There was a net decrease in cash of RM773.8m, compared to a net increase of RM1,501.5m in last financial year. The significant cash outflow was due to the utilisation of IPO proceeds to settle the prepayment of bonds and medium term notes under the PDS facility of RM570m, ECA facility of RM60m and USD120m (RM456m) outstanding under the term loan facility lead arranged by DBS Bank Limited.

Capital Expenditure

Group capital expenditure totalled RM73.5m, of which RM62.1m was for MC-TV requirements, and represented a RM30.5m increase over last year.

<u>Multi channel TV</u>

MC-TV segment achieved total revenue of RM1,530.6m, which was RM265.0m or 20.9% higher than last financial year, driven by higher subscription and advertising revenues.

22. REVIEW OF PERFORMANCE (continued)

(B) **Performance of the current financial year ended 31 January 2005 against the corresponding financial year ended 31 January 2004 (continued)**

Multi channel TV (continued)

Residential subscriber net additions were 282,700, which decreased by 16,000 compared to 298,700 achieved last financial year. The decrease was due to :

Residential subscriber ('000)	Year ended 31/01/05	Year ended 31/01/04	Variance
Gross additions	408.9	387.2	21.7
Churn	(126.2)	(88.5)	(37.7)
Net additions	282.7	298.7	(16.0)

MAT churn increased to 9.0% from 7.9% for current financial year.

ARPU declined marginally from RM81 in last financial year to RM80 due to accelerated growth in residential subscriber numbers in the mass urban market and increased churn in the Chinese sectors.

SAC per box sold declined by RM115 or 12.7%, from RM904 for last financial year to RM789 due to lower set-top box costs and was partially offset by decreased set-top box retail selling prices.

Radio

Radio's revenue of RM124.3m was RM16.3m or 15.1% higher than RM108.0m for last financial year. This improvement was mainly driven by a rate increase across AMP radio stations.

The full year EBITDA for Radio segment of RM56.4m was RM9.5m or 20.3% higher than RM46.9m for last financial year.

Celestial

Celestial generated revenue of RM47.6m which was RM11.3m or 31.1% higher than last financial year, however was below the Group's expectations for the following reasons:

- Slow down in videogram sales in key South East Asia markets.
- Delays in launching the Celestial Movie Channel into Australia and Thailand markets.

The overall losses achieved were within the Group's expectations as lower amortisation costs offset the lower than expected revenues.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2006

There has been continuing demand for the Group's products and services during the period under review. For the next financial year, we anticipate similar demand for our core products and services at about the same operational levels that we have reported for FY2005.

- In the Group's MC-TV segment with the prospect of additional channel capacity being available to the Group by the end of quarter 3, the Group will see additional costs incurred in the operational and programming areas prior to any impact on ARPU which we anticipate to see in early FY2007.
- The Radio segment is expected to experience similar growth in the financial year ending 31 January 2006.
- The existing Celestial business will continue to grow revenues in the financial year ending 31 January 2006 and deliver a similar financial result.
- We anticipate commencing operations of an Indonesian MC-TV venture in financial year ending 31 January 2006, detail of which is contained in a separate announcement.

Having regard to all of the above and barring any unforeseen circumstances, it is anticipated that the Group's overall performance will be satisfactory for the financial year ending 31 January 2006.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

The Board of Directors of the AAAN plc Group is satisfied that based on the business plan of the Group, there is sufficient internal reserves and capacity for borrowings to fund currently contemplated investments in distribution and content. In these circumstances, the Board is pleased to declare a maiden (tax-exempt) dividend payment of 2.5 cents per share amounting to RM48 million, a payout ratio of 30% for the financial year ended 31 January 2005 subject to the approval of shareholders at the forthcoming Annual General Meeting. In addition, we propose to implement a progressive dividend policy providing shareholders with a balance of capital and dividend returns consistent with earnings growth of the Group. The dividend will be paid on a date to be determined.



26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/05	QUARTER ENDED 31/01/04	**YEAR ENDED 31/01/05**	YEAR ENDED 31/01/04
(1) Basic earnings per share					
Net profit	RM'm	**72.5**	38.1	**155.4**	12.3
Weighted average number of ordinary shares	'm	**1,920.7**	1,918.7	**1,919.3**	1,390.4
Basic earnings per share	sen	**3.77**	1.99	**8.10**	0.88
(2) Diluted earnings per share					
Net profit	RM'm	**72.5**	38.1	**155.4**	12.3
Weighted average number of ordinary shares	'm	**1,920.7**	1,918.7	**1,919.3**	1,390.4
Adjusted for share options granted	'm	**8.2**	4.8	**6.8**	1.3
Adjusted for the dilutive effect of Series II RCPS	'm	-	-	-	19.6
Adjusted weighted average number of ordinary shares	'm	**1,928.9**	1,923.5	**1,926.1**	1,411.3
Diluted earnings per share*	sen	**3.76**	1.98	**8.07**	0.87

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 30,938,300 ordinary shares under the ESOS.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

PART C – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PARAGRAPH 9.22(2)(d)

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED)

As mentioned under Note 1, the accounting policies adopted by the Group in presenting this quarterly report comply with the principles of IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The reconciliation of the consolidated results and net assets of the Group to those that would be reported in accordance with applicable approved accounting standards in Malaysia ("MAAS") and UK GAAP is set out below.

INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/05	QUARTER ENDED 31/01/04	**YEAR ENDED 31/01/05**	YEAR ENDED 31/01/04
		RM'm	RM'm	**RM'm**	RM'm
IFRS consolidated net profit		**72.5**	38.1	**155.4**	12.3
Elimination of pre-acquisition net losses of subsidiaries acquired	(a)	**-**	-	**-**	34.0
Amortisation of goodwill	(b)	**(6.6)**	(6.7)	**(26.4)**	(22.3)
MAAS consolidated net profit		**65.9**	31.4	**129.0**	24.0
Equity compensation benefits	(c)	**(0.9)**	-	**(5.7)**	(9.2)
Share of profit/(loss) in associates	(d)	**0.2**	(0.2)	**1.2**	(0.2)
UK GAAP consolidated retained profit		**65.2**	31.2	**124.5**	14.6

BALANCE SHEETS

	Note	**AS AT 31/01/05**	AS AT 31/01/04
		RM'm	RM'm
IFRS consolidated net assets		**1,559.4**	1,394.6
Goodwill arising from the acquisition of subsidiaries	(a)	**343.2**	343.2
Amortisation of goodwill arising from the acquisition of subsidiaries	(b)	**(102.8)**	(76.4)
Fair value loss on hedging instruments	(e)	**1.6**	-
MAAS consolidated net assets		**1,801.4**	1,661.4
Share of net liabilities in associates	(d)	**(2.7)**	(3.7)
UK GAAP consolidated net assets		**1,798.7**	1,657.7

The differences in accounting policies of the Group under IFRS, MAAS and UK GAAP do not have an impact on the net movement in cash and cash equivalents of the Group for the financial year ended 31 January 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2005

PART C – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PARAGRAPH 9.22(2)(d)

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED) (continued)

Notes:

(a) The Group acquired the entire issued and paid-up share capital of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") on 27 March 2000 and Celestial Pictures Limited ("CPL") and Philippine Animation N.V. ("PANV") on 20 August 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger accounting) in the consolidation of the consolidated financial statements of RAPS, CPL and PANV under IFRS. Under the principles of uniting of interests, there is no goodwill arising on consolidation. However, as the acquisition of RAPS, CPL and PANV did not meet certain requirements under MAAS and UK GAAP for merger accounting, these business combinations were accounted for using acquisition accounting. Under acquisition accounting, goodwill arises on the difference between the cost of acquisition and the fair value of the attributable net assets of the subsidiaries acquired. Accordingly, the consolidated income statement and net assets of the Group are adjusted to reflect the effects of the business combination (using acquisition accounting) of RAPS, CPL and PANV.

(b) Goodwill arising on consolidation using acquisition accounting under MAAS and UK GAAP for acquisition of subsidiaries is amortised over their estimated useful lives, during which the future economic benefits of the goodwill are expected to flow to the Group. There is no goodwill arising on consolidation using the principles of uniting of interests (merger accounting) for business combinations under IFRS.

(c) Under UK GAAP, the cost of equity compensation benefits must be recognised in the profit and loss account. MAAS and IFRS do not currently require accounting for equity compensation benefits.

(d) Under UK GAAP, post-acquisition losses of associates are recognised in the profit and loss account based on the Group's share of interest in the associates. Where the interest in an associate is in a net liabilities position, the amount recorded is shown as other provisions. Under MAAS and IFRS, recognition of further post-acquisition losses is discontinued when the Group's share of losses exceeds the carrying amount of investment in the associates, unless the Group has incurred obligations to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

(e) Under IFRS, gain or loss on the hedging instrument that is determined to be effective is recognised directly in equity. MAAS and UK GAAP do not currently require accounting for hedging instruments.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

11 March 2005

Kuala Lumpur



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 11/03/2005 18:03:50
Reference No AA-050311-64285

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Press release on the financial results for the fourth quarter and year ended 31 January 2005.

* **Contents :-**

Please find attached the press release on the financial results for the fourth quarter and year ended 31 January 2005.

W

Q4 FY2005 Financial Results Press Release

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



TM
ASTRO ALL ASIA NETWORKS plc

ASTRO ANNOUNCES MAIDEN DIVIDEND ON BACK OF STRONG FY2005 RESULTS

Kuala Lumpur, 11 March 2005

ASTRO ALL ASIA NETWORKS plc is pleased to announce a maiden dividend on the back of strong results underpinned by continuing gains in its subscriber base. ASTRO's Board of Directors has approved a dividend of 2.5 sen per share representing a payout of 30%, for its financial year ended 31 January 2005, subject to shareholders' approval.

Backed by higher TV subscriptions and increased advertising revenues, consolidated revenues rose 21% to RM1.716 billion from RM1.419 billion in the previous financial year. Profit after tax was RM155.4 million, a substantial follow-through to its maiden profit of RM12.3 million a year ago. EBITDA or earnings before interest, tax, depreciation and amortization was RM379.1 million, up 55% from RM244.1 million previously.

The multi-channel TV business grossed 409K new residential subscribers, underscoring the continued appeal and demand for Astro services. Net of churn, it added 283K subscribers, including 95K in its 4th Quarter, the highest ever gain in a single quarter. The net additions bring the total residential subscriber base to 1.566 million as at the end of January 2005, representing 30.4% of Malaysian TV households.

ARPU, the average revenue per subscriber, held steady at RM80, while subscriber acquisition cost decreased 7% to RM789 per box, from RM848 in the preceding quarter, due primarily to lower marketing costs compared to the seasonally high level in the previous quarter.

During the last quarter, the Company continued its programme to upgrade and refresh its technology and support systems, including the necessary implementation of a new Customer Relationship Management (CRM) system. There were some delays in implementation and technical constraints resulting in the Company not being able to comprehensively reconnect previously churned customers.

These issues have, however, been satisfactorily resolved and we continue to achieve encouraging new subscriber growth in the current quarter.

The Radio business maintained its leadership in listener and advertising share (48% and 74% respectively) with increased revenues coming from higher fill rates and the addition of two new services, ***Sinar FM*** and ***Xfresh.fm.*** Along with **ERA**, ***MY FM***, ***hitz.fm***, ***MIX FM*** and ***Light & Easy***, our stations will continue to exploit bundling opportunities and develop innovative packages for advertisers to reach out to listeners at home, at work, and on the move.

Celestial Pictures, through its flagship, Celestial Movies channel, is already in upscale hotels and foreign apartment compounds in China, and currently negotiating to advance distribution on a number of fronts, including cable networks. Concurrently, Celestial is investing in made-in-China content for export and distribution on the Astro platform and through other platform distributors across South-east Asia, as well as for the domestic Chinese market.

Celestial Pictures' operating performance, however, was somewhat below expectations due to a general slowdown in the retail video market in Hong Kong and South-east Asia, and some launch delays for the Celestial Movies channel. The Channel will launch in Thailand in April, making the channel available to about 2 million viewers in 9 countries. To date, some 4 million of VCDs/DVDs of selected movies from the 760-film Shaw Brothers Library have been sold globally.

Elsewhere, ASTRO's other business units, principally film production, publications and talent management, performed according to expectations.

Looking to the current year, Marshall said: "We expect a year of further growth in our core businesses. With our enhanced infrastructure, we are now able to raise customer service levels and gear up for the additional channel services that will be introduced in the latter part of this year. Our multimedia digital infrastructure, coupled with our extensive multimedia and multi-lingual skills, position us to grow, not only our businesses in Malaysia, but also to take them into complementary markets across the region."

Commenting on the Group's performance in FY2005, ASTRO Chairman Dato' Haji Badri Haji Masri said: "We are confident that the growth momentum in our subscriber base is sustainable. While

management is focused on exploiting immediate earnings opportunities, we must also invest in new activities for long term earnings and growth.

"Given the strong cash-flow from operations, the Board is pleased to declare a maiden tax exempt dividend payment of 2.5 sen per share or a payout ratio of about 30% for the financial year ended 31 January 2005, subject to shareholders' approval. In addition, the Board has adopted a progressive dividend policy providing shareholders with a balance of capital and dividend returns, consistent with earnings growth of the Group," said Badri.

	Quarter ended			Year ended		
	31/1/2005	**31/1/2004**	**31/10/2004**	**31/1/2005**	**31/1/2004**	**YoY change**
	RM m	**RM m**	**RM**	**RM m**	**RM m**	**%**
Revenue	**461.0**	396.4	440.7	**1,716.3**	1,418.8	21
EBITDA	**111.0**	76.6	76.0	**379.1**	244.1	55
Profit after taxation	**72.5**	38.1	29.8	**155.4**	12.3	n.m>100%
Subscribers (millions)*	**1.566**	1.283	1.471	**1.566**	1.283	22
Listeners (millions)**	**8.994**	8.740	8.994	**8.994**	8.740	3

*Residential subscribers

**based on Nielsen survey done in October 2004 and October 2003 respectively

[Full details on our FY2005 results are available in a separate announcement to Bursa Malaysia.]

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary

brands has extended into interactive and multi-media services including provision of content for mobile telephony.

For further information, please contact:

Amy Balan (Head, Investor Relations)
Tel: +603-9543 9305
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (Head, Press & Publicity)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30053 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/03/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 16,300 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 16 March 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30062 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **15/03/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 20,600 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 17 March 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 15/03/2005 18:09:27
Reference No AA-050315-63321

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	MANAGER, SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 (c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

We wish to announce that the Company has on 14 March 2005 received a notification of dealings in the shares of the Company during Closed Period from David John Butorac (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements), details of which are set out below:-

Acquisition of 30,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.50 per share on 14 March 2005. His shareholding after the acquisition is 180,000 ordinary shares of 10 pence each representing 0.009% of the Company's issued share capital on that date.

This announcement is dated 15 March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 06/04/2005 19:14:36

Reference No AA-050405-68662

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Latifah Binti Mohamed Yusof (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 1,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at RM5.30 per share on 5 April 2005. She holds 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company after the disposal.

This announcement is dated 6 April 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 22/04/2005 17:40:50

Reference No AA-050422-60804

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ACQUISITION OF 100% EQUITY INTEREST IN RADIO LEBUHRAYA SDN BHD BY ASTRO ALL ASIA NETWORKS plc

* **Contents :-**

1. INTRODUCTION

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO") wishes to announce that on 20 April 2005 it has completed the acquisition from Anaza Sdn Bhd ("Anaza") of the entire issued and paid up share capital of Radio Lebuhraya Sdn Bhd ("RLSB") comprising 3,000,000 ordinary shares of RM1.00 each ("Sale Shares") for a total consideration of RM30 million ("the Acquisition"). Resulting from the completion of the Acquisition, RLSB has become a wholly-owned subsidiary of ASTRO.

2. DETAILS OF THE ACQUISITION

2.1 Information on RLSB

RLSB was incorporated in Malaysia under the Companies Act, 1965 on 22 February 1994 as a private limited company with an authorised capital of 5,000,000 ordinary shares of RM1.00 each, of which 3,000,000 ordinary shares of RM1.00 each have been issued and fully paid up.

The principal activity of RLSB is to establish, operate and maintain a radio broadcasting station for which it holds an Individual Content Applications Service Provider Licence for terrestrial radio broadcasting under the station call sign "Thr.fm".

2.2 Information on Anaza

Anaza was incorporated in Malaysia under the Companies Act, 1965 on 7 December 1989 as a private limited company. It has an authorised capital of 1,800,000 ordinary shares of RM1.00 each, all of which have been issued and fully paid up.

The principal acitivity of Anaza is that of investment holding.

2.3 Salient Terms of the Acquisition

The Acquisition is pursuant to a Share Purchase Agreement dated 31 March 2005 and a Supplementary Share Purchase Agreement dated 7 April 2005 entered into between Anaza and ASTRO for the sale and purchase of the Sale Shares. The approval of the Foreign Investment Committee, which was a condition for the completion of the sale and purchase of the Sale Shares, was granted on 20 April 2005.

3. Rationale for the Acquisition

The Acquisition is in line with the principal business activities of ASTRO and is expected to complement its existing radio stations and enhance the Group's position in relation to the provision of radio broadcasting services.

4. Financial Effect

The Acquisition will not have any effect on the share capital of ASTRO nor is it expected to have any material effect on the net tangible assets or earnings of the ASTRO Group. The Acquisition will also not have any effect on the shareholdings of major shareholders of ASTRO.

5. Approvals

The Acquisition is not subject to approval of the shareholders of ASTRO. The approval of the Foreign Investment Committee was granted on 20 April 2005.

6. Directors' and Major Shareholders' Interests

None of the Directors and major shareholders of ASTRO and persons connected with them has any interest, direct or indirect, in the Acquisition.

7. Statement by Directors

The Board of Directors, having considered the rationale for the Acquisition, is of the opinion that it is in the best interests of ASTRO.

8. Documents for inspection

The Share Purchase Agreement and Supplementary Share Purchase Agreement are available for inspection at the registered office of ASTRO at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur between 9.00 am and 5.00 pm from Monday to Friday (except public holidays) for a period of three (3) months from the date of this announcement.

This announcement is dated 22 April 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 30379 OF 2005

Company Name : ASTRO ALL ASIA NETWORKS PLC
Stock Name : ASTRO
Date Announced : 31/03/2005

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 65,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 5 April 2005.

General Announcement
Reference No **AA-050405-68662**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**06/04/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Latifah Binti Mohamed Yusof (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 1,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at RM5.30 per share on 5 April 2005. She holds 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company after the disposal.

This announcement is dated 6 April 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30501 OF 2005

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**07/04/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 2,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 11 April 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30543 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **11/04/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 1,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 13 April 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30606 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/04/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 11,900 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 18 April 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30671 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **18/04/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 4,300 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 19 April 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30699 OF 2005

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **19/04/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 53,900 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 22 April 2005.

General Announcement
Reference No **AA-050422-60804**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**22/04/2005**

Type	:	**Announcement**
Subject	:	**ACQUISITION OF 100% EQUITY INTEREST IN RADIO LEBUHRAYA SDN BHD BY ASTRO ALL ASIA NETWORKS plc**

Contents :

1. INTRODUCTION

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO") wishes to announce that on 20 April 2005 it has completed the acquisition from Anaza Sdn Bhd ("Anaza") of the entire issued and paid up share capital of Radio Lebuhraya Sdn Bhd ("RLSB") comprising 3,000,000 ordinary shares of RM1.00 each ("Sale Shares") for a total consideration of RM30 million ("the Acquisition"). Resulting from the completion of the Acquisition, RLSB has become a wholly-owned subsidiary of ASTRO.

2. DETAILS OF THE ACQUISITION

2.1 Information on RLSB

RLSB was incorporated in Malaysia under the Companies Act, 1965 on 22 February 1994 as a private limited company with an authorised capital of 5,000,000 ordinary shares of RM1.00 each, of which 3,000,000 ordinary shares of RM1.00 each have been issued and fully paid up.

The principal activity of RLSB is to establish, operate and maintain a radio broadcasting station for which it holds an Individual Content Applications Service Provider Licence for terrestrial radio broadcasting under the station call sign "Thr.fm".

2.2 Information on Anaza

Anaza was incorporated in Malaysia under the Companies Act, 1965 on 7 December 1989 as a private limited company. It has an authorised capital of 1,800,000 ordinary shares of RM1.00 each, all of which have been issued and fully paid up.

The principal acitivity of Anaza is that of investment holding.

2.3 Salient Terms of the Acquisition

The Acquisition is pursuant to a Share Purchase Agreement dated 31 March 2005 and a Supplementary Share Purchase Agreement dated 7 April 2005 entered into between Anaza and ASTRO for the sale and purchase of the Sale Shares. The approval of the Foreign Investment Committee, which was a condition for the completion of the sale and purchase of the Sale Shares, was granted on 20 April 2005.

3. Rationale for the Acquisition

The Acquisition is in line with the principal business activities of ASTRO and is expected to complement its existing radio stations and enhance the Group's position in relation to the provision of radio broadcasting services.

4. Financial Effect

The Acquisition will not have any effect on the share capital of ASTRO nor is it expected to have any material effect on the net tangible assets or earnings of the ASTRO Group. The Acquisition will also not have any effect on the shareholdings of major shareholders of ASTRO.

5. Approvals

The Acquisition is not subject to approval of the shareholders of ASTRO. The approval of the Foreign Investment Committee was granted on 20 April 2005.

6. Directors' and Major Shareholders' Interests

None of the Directors and major shareholders of ASTRO and persons connected with them has any interest, direct or indirect, in the Acquisition.

7. Statement by Directors

The Board of Directors, having considered the rationale for the Acquisition, is of the opinion that it is in the best interests of ASTRO.

8. Documents for inspection

The Share Purchase Agreement and Supplementary Share Purchase Agreement are available for inspection at the registered office of ASTRO at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur between 9.00 am and 5.00 pm from Monday to Friday (except public holidays) for a period of three (3) months from the date of this announcement.

This announcement is dated 22 April 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 30849 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **28/04/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 9,300 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 3 May 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30919 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **04/05/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 38,300 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 6 May 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31002 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **09/05/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 13,900 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 11 May 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/05/2005 19:02:00
Reference No AA-050510-64164

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company")
- Recurrent Related Party Transactions of a Revenue or Trading Nature

* **Contents :-**

1. Introduction

Pursuant to Practice Note No. 12/2001 issued in relation to Paragraphs 10.08 and 10.09 of Bursa Securities Listing Requirements, the Board of Directors of ASTRO wishes to announce the following recurrent related party transactions of a revenue or trading nature which are necessary for day-to-day operations ("Recurrent Related Party Transactions") entered into between MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), a wholly-owned subsidiary of ASTRO, and SRG Asia Pacific Sdn Bhd ("SRG"), a wholly-owned subsidiary of Usaha Tegas Sdn Bhd (" UTSB"), a related party of ASTRO, which by way of aggregation has exceeded the prescribed limit of RM1.0 million in respect of recurrent transactions entered into during the period between 1 February 2005 and 30 April 2005.

2. Details of Contracting Parties

2.1 MBNS was incorporated in Malaysia under the Companies Act, 1965 on 12 May 1992. MBNS is the sole provider of direct to home ("DTH") satellite multi-channel television in Malaysia.

2.2 SRG was incorporated in Malaysia under the Companies Act, 1965 on 3 May 1996. Its principal activities are the provision of management, consultancy and marketing (including without limitation, telemarketing) services.

SRG is regarded as a related party of MBNS and ASTRO by virtue of being a person connected to major shareholders of ASTRO and of having a director who is a major shareholder of ASTRO. Details of the interests of the major shareholders, Directors and persons connected to them in MBNS, ASTRO and SRG are set out in paragraph 6 below.

3. Details of the Recurrent Related Party Transactions

The Recurrent Related Party Transactions involve the provision of call centre and form processing services ("Outsource Services") by SRG to MBNS for the purpose of handling call overflow from the MBNS Call Centre at the All Asia Broadcast Centre ("AABC") and in Ipoh, as well as processing of subscription forms. The rates charged by SRG for the Outsource Services are as follows:

(a) RM45 per hour/staff for inbound or overflow calls handling; and
(b) RM45/hour/staff, from November 2004 to February 2005, and RM 4.50 per subscription form, from March 2005 onwards, for form processing.

For the period between 1 February 2005 and 30 April 2005, the aggregate value of the Recurrent Related Party Transactions amounted to RM1,018,461.13 based on the monthly management accounts of MBNS made up to 30 April 2005.

4. Nature of the Recurrent Related Party Transactions

The Recurrent Related Party Transactions are in the ordinary course of business of MBNS and have been entered into at arm's length basis, on normal commercial terms and on terms not more favourable to the related party than those generally available to public.

5. Rationale

SRG possesses the necessary infrastructure, expertise and personnel to provide the Outsource Services to MBNS. In order to handle the high number of calls received from subscribers and members of the public from time to time and the high volume of subscription forms received during promotional campaigns, the call centres located at the AABC and in Ipoh currently depend on SRG to provide back-up services for call overflow and processing of subscription forms.

6. Major Shareholders' and Directors' Interests

The details of the nature and extent of the interests of the Directors and major shareholders of ASTRO and persons connected to them as at 11 April 2005 are set out in the attachment below.



details of interests.doc

Save as disclosed in the attachment and as far as the Directors are aware, none of the other Directors, major shareholders and/or persons connected to them has any interest, direct or indirect in the Recurrent Related Party Transactions.

The interested Directors have abstained from voting on the resolution in respect of the Recurrent Related Party Transactions.

7. Effect on share capital, shareholding structure, earnings and consolidated net tangible assets of ASTRO

The Recurrent Related Party Transactions will not have any effect on the share capital or shareholding structure of ASTRO.

The Recurrent Related Party Transactions are also not expected to have a material effect on the earnings per share of ASTRO for the financial year ended 31 January 2005 or any material effect

on the net tangible assets of ASTRO based on its audited financial results for the financial year ended 31 January 2004.

8. **Statement by the Board of Directors**

The Board of Directors of ASTRO (with the exception of RM, TPC and MKM who are deemed interested in the Recurrent Related Party Transactions and who have abstained from all Board deliberations and voting in connection therewith) has taken into consideration all aspects of the Recurrent Related Party Transactions and is of the opinion that the Recurrent Related Party Transactions are in the best interests of ASTRO and its subsidiaries.

9. **Approvals Required**

Based on aggregate value for the period between 1 February 2005 and 30 April 2005 as disclosed under Paragraph 3 above, the Recurrent Related Party Transactions do not require the approval of the shareholders of ASTRO or approvals of any relevant regulatory body.

This announcement is dated 10 May 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	Major Shareholders of ASTRO	Nature of Relationship and details of the interests
(a)	UTSB, Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp") and PanOcean Management Limited ("PanOcean")	**ASTRO** UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest over 479,619,973 ordinary shares of 10 pence each in ASTRO ("Shares") representing 24.94% of the issued share capital in ASTRO, of which 389,085,872 and 90,534,101 Shares representing 20.23% and 4.71% of the share capital of ASTRO are held by All Asia Media Equities Ltd through a nominee and Usaha Tegas Entertainment Systems Sdn Bhd ("UTES") respectively. PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are wholly-owned by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. The shares in Excorp are in turn wholly-owned by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such shares as such interest is held subject to the terms of the discretionary trust. **UTSB** UTSB, PSIL, Excorp and PanOcean are also major shareholders of SRG, with each having a deemed equity interest of 100% of the share capital in SRG.
(b)	Ananda Krishnan Tatparanandam ("TAK")	**ASTRO** TAK is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 Shares representing 42.60% of the share capital in ASTRO by virtue of the following: (i) PanOcean's deemed equity interest in the Shares as described in item (a) above. Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. (ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 Shares representing 16.85% of the share capital in ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies; and (iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 Shares representing 0.80% of the share capital in ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies.

		TAK is also a director of Excorp, PanOcean and UTSB. He is not a director of SRG. **UTSB** TAK is also a major shareholder of SRG having a deemed equity interest of 100% of the share capital in SRG via PanOcean's deemed interest in UTSB as described in item (a) above. Although TAK is deemed to have an interest in SRG, he does not have any economic or beneficial interest in the SRG shares since such interest is held subject to the terms of the discretionary trust.
(c)	Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF") and Mohamad Shahrin Bin Merican ("MSM")	**ASTRO** (i) AF and MSM are major shareholders of ASTRO with each having a deemed equity interest over 177,446,535 Shares representing 9.23% of the share capital in ASTRO in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of their respective interests over 250,000 ordinary shares of HTSB representing 25% of the share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") (collectively, "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. The HTSB Subsidiaries hold their respective interests under discretionary trusts for Bumiputera objects and as such, neither HTSB, MSM nor AF has any economic interest over these shares. Further, as AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of MBNS. (ii) AF is also a director of MBNS and several other subsidiaries of ASTRO. (iii) MSM has a direct equity interest over 166,600 Shares representing 0.01% of the share capital in ASTRO held personally. **UTSB** (i) MSM is a director SRG and several other subsidiaries of UTSB, a major shareholder of ASTRO. He does not have any equity interest in UTSB or SRG. (ii) AF is a director of several other subsidiaries of UTSB, a major shareholder of ASTRO. He does not have any equity interest in UTSB or SRG.

	Directors of ASTRO	Nature of Relationship and details of the interests
(d)	Augustus Ralph Marshall ("RM")	**ASTRO** (i) RM is a Director, Deputy Chairman and Group Chief Executive Officer of ASTRO as well as a director of MBNS and other subsidiaries of ASTRO. He is also the Chief Executive Officer of MBNS. (ii) RM has a direct equity interest over 1,000,000 Shares held through nominees representing 0.052% of the share capital in ASTRO. RM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in ASTRO pursuant to the 2003 Employee Share Option Scheme and 1,500,000 options over unissued shares in ASTRO pursuant to the 2003 Management Share Incentive Scheme. **UTSB** RM is also a director of UTSB, a major shareholder of ASTRO and several other subsidiaries of UTSB. He is not a director of SRG. He does not have any equity interest in UTSB and SRG.
(e)	Tan Poh Ching ("TPC")	**ASTRO** (i) TPC is a Director of ASTRO and a subsidiary of ASTRO. (ii) TPC has a direct equity interest over 500,000 Shares held through nominees representing 0.026% of the share capital in ASTRO. **UTSB** TPC is also a director of UTSB, a major shareholder of ASTRO. He is not a director of SRG. He does not have any equity interest in UTSB and SRG.
(f)	Dato' Mohamed Khadar bin Merican ("MKM")	(i) MKM is a Director of ASTRO. (ii) MKM has a direct equity interest over 250,000 Shares representing 0.013% of the share capital in ASTRO. (iii) MKM does not have any equity interest in UTSB and SRG.
(g)	Tarcisio Manguiat Mendalla ("Tarsi")	**ASTRO** (i) Tarsi is a director of several subsidiaries of ASTRO. (ii) He is also a director of PSIL and Excorp, major shareholders of ASTRO. He does not have any equity interest in ASTRO. **UTSB** (i) Tarsi is a director of several subsidiaries of UTSB. (ii) He is also a director of PSIL and Excorp, major shareholders of UTSB. He does not have any equity interest in UTSB and SRG.

	Person connected to Director	Nature of Relationship and details of the interests
(h)	MSM	MSM, a major shareholder of ASTRO is a person connected to MKM, a Director of ASTRO. Please refer to section (c) above for details of other interests of MSM in ASTRO, UTSB and SRG.

	Person connected to Major Shareholder	Nature of Relationship and details of the interests
(i)	MKM	MKM, a Director of ASTRO is a person connected to MSM, a major shareholder of ASTRO. Please refer to section (f) above for details of other interests of MKM in ASTRO.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31062 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **12/05/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 22,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 16 May 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/05/2005 17:55:51
Reference No AA-050513-58437

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● ***Announcement*** ( ) ***Reply to query***

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Nor Aishikin bte Yahya (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 1,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at a price of RM5.55 per share on 22 April 2005. She does not hold any shares in the Company after the disposal.

This announcement is dated 13 May 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **AA-050513-58437**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/05/2005**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Nor Aishikin bte Yahya (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 1,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at a price of RM5.55 per share on 22 April 2005. She does not hold any shares in the Company after the disposal.

This announcement is dated 13 May 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31169 OF 2005

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **18/05/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 15,700 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 20 May 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 31204 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **19/05/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 17,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 25 May 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31267 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **25/05/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 23,900 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 27 May 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 31297 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **26/05/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 6,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 31 May 2005.

General Announcement
Reference No **AA-050526-34613**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **26/05/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from William Theodore Pfeiffer (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of his dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 120,000 ordinary shares of 10 pence each representing 0.006% of the issued share capital of the Company at a price of RM5.35 per share on 13 April 2005. He holds 5,000 shares in the Company after the disposal.

This announcement is dated 26 May 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on **26/05/2005 18:18:02**
Reference No **AA-050526-34613**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from William Theodore Pfeiffer (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of his dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 120,000 ordinary shares of 10 pence each representing 0.006% of the issued share capital of the Company at a price of RM5.35 per share on 13 April 2005. He holds 5,000 shares in the Company after the disposal.

This announcement is dated 26 May 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 31389 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **30/05/2005**

Subject : ASTRO-CHANGE OF INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN) FOR FOREIGN INCORPORATED COMPANIES

Contents :

Kindly be advised that with effect from 9.00 a.m., Monday, 6 June 2005, the Malaysian ISIN for ASTRO allocated by Bursa Securities will be replaced by the United Kingdom ISIN issued by London Stock Exchange as follows:

Current ISIN	UK ISIN
MYJ5076OO008	GB0066981209

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31541 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **03/06/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 36,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 7 June 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 06/06/2005 17:56:17
Reference No AA-050602-59515

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Incorporation of New Subsidiaries

* **Contents :-**

The Board of Directors of ASTRO is pleased to announce that AAAN (Bermuda) Limited, a wholly-owned subsidiary of the Company has on 1 June 2005 incorporated two companies in the Netherlands, known as ASTRO Nusantara International B.V. ("ANIBV") and ASTRO Nusantara Holdings B.V. ("ANHBV") ("the Incorporation"). ANIBV and ANHBV are intended to be used as investment holding companies.

ANIBV and ANHBV are both limited liability companies incorporated in the Netherlands with an authorised share capital of EUR90,000/- divided into 90,000 ordinary shares of EUR1.00 each, of which 18,000 ordinary shares of EUR1.00 each have been issued and paid-up, respectively.

The Incorporation is not expected to have any material effect on the earnings and net tangible assets of the ASTRO group for the financial year ending 31 January 2006.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the incorporation of ANIBV and ANHBV.

This announcement is dated 6 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Change in Audit Committee
Reference No AA-050610-51203

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	10/06/2005

Date of change	:	20/07/2005
Type of change	:	Resignation
Designation	:	Member of Audit Committee
Directorate	:	Independent & Non Executive
Name	:	Kuok Khoon Ho
Age	:	55
Nationality	:	Malaysian
Qualifications	:	Bachelor of Commerce from McGill University, Canada
Working experience and occupation	:	He is Chairman of Kuok Brothers Sdn Bhd since 2002. He has held senior management positions with several local and international organisations including Managing Director of Television Broadcasts Ltd, Vice-Chairman of Kerry Holdings Ltd, Chairman of Shangri-La International Hotel Management Ltd and Director of SCMP Group Ltd.
Directorship of public companies (if any)	:	(i) Shangri-La Hotels (Malaysia) Berhad (ii)Transmile Group Berhad
Family relationship with any director and/or major shareholder of the listed issuer	:	None
Details of any interest in the securities of the listed issuer or its subsidiaries	:	250,000 ordinary shares of 10 pence each in the Company representing 0.01% of the issued and paid up share capital of the Company
Composition of Audit Committee (Name and Directorate of members after change)	:	(i) Bernard Anthony Cragg - Independent Director and Chairman of Audit Committee (ii) Dato' Mohamed Khadar bin Merican - Independent Director
Remarks	:	The Board of Directors of ASTRO ALL ASIA NETWORKS plc wishes to announce that due to pressing work commitments which will affect his availability to attend to the Company's matters, Mr. Kuok Khoon Ho has advised the Board of his intention to step down as Director of the Company with effect from the conclusion of the Extraordinary General Meeting of the Company scheduled on 20 July 2005. The Board has considered his request and has on 10 June 2005, with regret, accepted his resignation. As a consequence, Mr. Kuok will no longer be a Member of the Audit Committee and Chairman of the Remuneration Committee with effect from the same date. The Board would like to thank Mr. Kuok for his invaluable guidance and support during his tenure as Director.



Form Version 2.0

Change in Audit Committee

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/06/2005 18:35:59
Reference No AA-050610-51203

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

*	Date of change	: **20/07/2005**
*	Type of change	: **Resignation**
*	Designation	: **Member of Audit Committee**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Kuok Khoon Ho**
*	Age	: **55**
*	Nationality	: **Malaysian**
*	Qualifications	: **Bachelor of Commerce from McGill University, Canada**
*	Working experience and occupation	: **He is Chairman of Kuok Brothers Sdn Bhd since 2002. He has held senior management positions with several local and international organisations including Managing Director of Television Broadcasts Ltd, Vice-Chairman of Kerry Holdings Ltd, Chairman of Shangri-La International Hotel Management Ltd and Director of SCMP Group Ltd.**
*	Directorship of public companies (if any)	: **(i) Shangri-La Hotels (Malaysia) Berhad** **(ii)Transmile Group Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **None**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **250,000 ordinary shares of 10 pence each in the Company representing 0.01% of the issued and paid up share capital of the Company**
*	Composition of Audit Committee (Name and Directorate of members after change)	: **(i) Bernard Anthony Cragg** **- Independent Director and Chairman of Audit Committee** **(ii) Dato' Mohamed Khadar bin Merican** **- Independent Director**
*	Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)	● **Yes** ○ **No**
	Remarks	:

The Board of Directors of ASTRO ALL ASIA NETWORKS plc wishes to announce that due to pressing work commitments which will affect his availability to attend to the Company's matters, Mr. Kuok Khoon Ho has advised the Board of his intention to step down as Director of the Company with effect from the conclusion of the Extraordinary General Meeting of the Company scheduled on 20 July 2005. The Board has considered his request and has on 10 June 2005, with regret, accepted his resignation. As a consequence, Mr. Kuok will no longer be a Member of the Audit Committee and Chairman of the Remuneration Committee with effect from the same date. The Board would like to thank Mr. Kuok for his invaluable guidance and support during his tenure as Director.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/06/2005 18:39:28
Reference No AA-050610-65132

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press Release on "ASTRO forms joint venture with Yes TV to aggregate and distribute GOAL TV channels in the region"

* **Contents :-**

Please find attached a press release on the above matter.



GoalTV-Astro announcement (YesTV).ţ

This announcement is dated 10 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


ASTRO ALL ASIA NETWORKS plc


yes
television

PRESS RELEASE

ASTRO FORMS JOINT VENTURE WITH YES TV TO AGGREGATE AND DISTRIBUTE GOALTV CHANNELS IN THE REGION

Kuala Lumpur, 10 June 2005

ASTRO ALL ASIA NETWORKS plc ("ASTRO") and **Yes Television (Hong Kong) Limited** today announced a joint-venture to continue to develop and strengthen the aggregation and distribution of content through two 24-hour channels dedicated to football fans in the region.

GOALTV 1 and 2 aggregate the best football content for cable and satellite TV, as well as high-speed internet platforms. Targeted at fans of top English Premier League clubs with large Asian following, GOALTV 1 and 2 provide programming blocks from the official broadcast channels of the four main players in the league: Manchester United, Chelsea, Liverpool and Arsenal. GOALTV channels get first release content of the English Premier League including exclusive interviews with players and coaches, pre-match build-ups and post-match reviews, transfer news as well as classic team matches. The channels also carry exclusive highlights and live coverage of matches in the Scottish Premier League, the French Ligue 1 and the Dutch Eredivisie.

GOALTV 1 and 2 were created by Yes TV, a multimedia leader that provides content and customized entertainment to subscribers through Internet Portal Television (IPTV), cable and satellite platforms in Asia since 1998.

ASTRO has invested US$4.25 million for a 51% stake in the joint-venture company, All Asia Television Broadcast Limited, with an option to increase its stake to 60% for an additional US$0.75 million after one year.

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com

GOALTV is an established brand in football content, enjoying great success in the Asian region with viewers on cable and satellite television platforms in China (Shanghai Media Group), Malaysia (Astro), Singapore (StarHub), India (Dish TV India), Macau (Macau Cable) and Thailand (United Broadcasting Corporation).

ASTRO's Direct-to-Home satellite television services in Malaysia, Brunei and soon, Indonesia, will commence 24-hour broadcast of the GOALTV channels when it adds new channel capacity upon the launch of the new satellite, Measat-3, later this year. GOALTV 1 and 2 will be joining an already impressive line-up of comprehensive sports coverage from leading sports content providers such as ESPN and StarSports on ASTRO's multi-channel TV platform, along with two other exclusive 24-hour sports channels, The Golf Channel and Eurosportnews. Currently, a special daily GOALTV programming block is available on Astro SuperSport (Astro Channel 80).

On the joint-venture, ASTRO's Chief Operating Officer, David Butorac said: "We are pleased to be able to work with Yes TV and derive synergies from our collective investments in Malaysia, Brunei, China, Indonesia and the Indian sub-continent. The joint-venture is in line with our stated strategy to expand our multimedia businesses in the region."

Commenting on the joint-venture's potential, Azran Osman-Rani, ASTRO's Director of Business Affairs said: "Sports is a hugely popular content and could become a major revenue driver for the subscription-based TV and advertising sales market. We are excited with the opportunity to work with strategic partners in Asia. We will be able to leverage on our respective assets and capabilities for delivery and distribution of this niche content across the region."

Yes TV's Chairman and Chief Executive Officer, Thomas Kressner said: "We are excited to work with ASTRO in this new joint-venture. Yes TV has built GOALTV 1 and 2 into a successful Pan-Asian football platform for dedicated fans. The cooperation with Astro is a natural step to expand the channels in terms of content and subscription, in addition to enhancing the GOALTV brand in the region."

The joint-venture's collaborative strategy with other platform players ensures minimal capital requirement. No additional funding is anticipated beyond ASTRO's equity injection. The joint venture expects to achieve profitability in the second year of operations.

The increasing demand for broadband and 3G telecommunications services across Asia puts the joint-venture in a strong position to aggregate and distribute the channels and its interactive multimedia content over broadband networks. The recent launch of Astro.tv on ASTRO's multimedia platform, provides broadband users in Malaysia access to exclusive live and delayed football actions on GOALTV channels.

About ASTRO

ASTRO is the region's leading cross-media operator with Direct-To-Home satellite television services in Malaysia and Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia and a major publisher of TV guides and lifestyle magazines. ASTRO subsidiary, Celestial Pictures, owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony. ASTRO operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur.

Website: www.astroplc.com

About Yes TV

Yes TV provides operators with aggregation, management and distribution of branded content via a wide range of VOD & Subscription TV and Broadband PC channels. The Yes TV Plus broadband

video portal for PC based consumers is commercially operational in Hong Kong and Singapore, offering news, music, movie and sports programming. In addition to it's partnered operations across Asia, Yes TV is also a content aggregator and distributor of IP-based Video-On-Demand, linear TV and personalized entertainment serving cable, satellite and broadband PC subscribers, through its Yes Media subsidiary based in Hong Kong.

Website: www.yes.tv www.goal.tv


GOALTV 1


GOALTV 2

For further information, please contact:

Amy Balan (Head, Investor Relations, ASTRO)
Tel: +603-9543 9305
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (General Manager, Corporate Communications & Community Affairs, ASTRO)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

Eddy Tan (Vice President, Channel Strategy & Marketing, Yes TV)
Tel: +852 2289 0555
Fax: +852 2289 0599
E-mail: eddy.tan@yes.tv

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/06/2005 18:32:31
Reference No AA-050610-61385

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press Release on the financial results for the first quarter ended 30 April 2005

* **Contents :-**

Please find attached the press release on the financial results for the first quarter ended 30 April 2005.



Q1FY2006 press release.pc

This announcement is dated 10 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


ASTRO ALL ASIA NETWORKS plc

ASTRO REPORTS STRONG FIRST QUARTER RESULTS

Kuala Lumpur, 10 June 2005

ASTRO ALL ASIA NETWORKS plc is pleased to report yet another quarter of strong financial performance on the back of continued growth in all its core operating businesses.

Consolidated revenues rose 21% to RM473.2 million for the first quarter ended 30 April 2005 as the pay-TV business chalked its strongest first-quarter gain in subscribers. Profit after tax was RM39.8 million against RM19.7 million in the previous corresponding quarter.

Reflecting continuing year-on-year growth, underlying EBITDA or earnings before interest, tax, depreciation and amortization was RM105 million while margins was 22.2% before charges relating to adoption of new accounting standards. As a result, EBITDA for the quarter was RM91.6 million while EBITDA margin was 19.4%.

Astro, our pay-TV business achieved gross additions of 108K subscriptions during the first quarter, traditionally its slowest quarter. These additions include significant growth in penetration of the Malay sector. Net of churn, our television service added 63K subscriptions, bringing the total residential subscriber base to 1.629 million. This represents 31.4% of total Malaysian TV households as at 31 April 2005. Malay households now account for 665K or 41% of our subscriber base, making it the largest single customer group.

Operating performance continues to improve on a quarter-to-quarter basis. ARPU, the average revenue per subscriber, rose slightly to RM80.40 from RM79.20 in the fourth quarter of FY2005. Despite the addition of five new channels, programming costs remained relatively flat at RM25.6 per subscriber per month. During the quarter, we added Phoenix InfoNews and a Sun TV channel from India.

In line with expectations, churn improved to 8.5% from 9% as we continue to see lower disconnections with the removal of pirated cards from the market place. Subscriber acquisition cost decreased further

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com

to RM734 per box, from RM789 due to savings in box costs and seasonal factors which reduced our marketing expenses.

In Radio, the latest listenership survey by Nielsen Media Research survey in April 2005 has affirmed our market-leading position. Our eight stations, **ERA**, ***MY FM***, ***Thr.fm***, ***hitz.fm***, ***MIX FM***, ***Light & Easy***, ***Sinar FM*** and ***Xfresh.fm***, now reach 10.4 million listeners, representing a cumulative listener share of 62%, of which Thr.fm - which the Group acquired in April 2005 - accounted for 13.8%.

Celestial Pictures remains on track with revenues reaching RM13.8 million, up 45% from the quarter a year ago. The Celestial Movie channel business made its debut in Thailand during the quarter while branded programme blocks are now available in New Zealand and Taiwan. A new operating structure has been put in place to continue the growth of the Channel and global video distribution business as well as drive the content origination and aggregation initiatives in China.

Commenting on the Group's performance, ASTRO Chairman Dato' Haji Badri Haji Masri said: "The continuing growth in profitability and cashflow in our existing business will provide strong support as we grow and extend our multimedia platform and content businesses into the region. An immediate focus is the roll-out of our joint-venture pay-TV multimedia service in Indonesia which will be ready for launch later this year. "

	Quarter ended		
RM million	**30/4/2005 (1QFY2006)**	30/4/2004 (1QFY2005)	31/1/2005 (4QFY2005)
Revenue	**473.2**	391.1	461.0
EBITDA	**91.6**	76.9	111.0
Profit after taxation	**39.8**	19.7	72.5
Subscribers (millions)*	**1.629**	1.339	1.566
Listeners (millions)**	**10.4**	8.9	9.0

*Residential subscribers

**based on Nielsen survey done in April 2005 and April 2004 respectively

[Full details on our 1QFY2006 results are available in a separate announcement to Bursa Malaysia.]

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

For further information, please contact:

Amy Balan (Head, Investor Relations)
Tel: +603-9543 6688
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (Head, Press & Publicity)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my



Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/06/2005 18:32:29
Reference No AA-050610-54784

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **MANAGER, SECRETARIAL**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **30/04/2005**
* **Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**
* **Financial Year End** : **31/01/2006**
* **The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:



Q1 Apr 05 Bursa Malaysia Quarter Report_ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/04/2005**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/04/2005	30/04/2004	30/04/2005	30/04/2004
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	473,240	391,070	473,240	391,070
2	Profit/(loss) before tax	65,368	39,234	65,368	39,234
3	Profit/(loss) after tax and minority interest	39,807	19,728	39,807	19,728
4	Net profit/(loss) for the period	39,807	19,728	39,807	19,728
5	Basic earnings/(loss) per share (sen)	2.07	1.03	2.07	1.03
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.6200	0.6100

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/04/2005	30/04/2004	30/04/2005	30/04/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	72,247	55,777	72,247	55,777
2	Gross interest income	6,190	10,999	6,190	10,999
3	Gross interest expense	9,529	21,183	9,529	21,183

Remarks :

Note: The above information is for the Exchange internal use only.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 30 April 2005 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/2005	QUARTER ENDED 30/04/2004	THREE MTHS ENDED 30/04/2005	THREE MTHS ENDED 30/04/2004
		RM'm	RM'm	RM'm	RM'm
Revenue	8	473.2	391.1	473.2	391.1
Cost of sales		(288.4)	(261.8)	(288.4)	(261.8)
Gross profit		184.8	129.3	184.8	129.3
Other operating income		1.9	1.0	1.9	1.0
Marketing and distribution costs		(37.3)	(30.4)	(37.3)	(30.4)
Administrative expenses (1)		(77.1)	(44.2)	(77.1)	(44.2)
Profit from operations (2)	8	72.3	55.7	72.3	55.7
Finance costs (net)		(6.7)	(15.5)	(6.7)	(15.5)
Loss from investment in associates		(0.2)	(1.0)	(0.2)	(1.0)
Profit from ordinary activities before taxation		65.4	39.2	65.4	39.2
Taxation	15	(27.2)	(19.5)	(27.2)	(19.5)
Profit for the period		38.2	19.7	38.2	19.7
Loss attributable to minority interest		1.6	-	1.6	-
Profit attributable to equity holders of the Company		39.8	19.7	39.8	19.7



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/2005	QUARTER ENDED 30/04/2004	THREE MTHS ENDED 30/04/2005	THREE MTHS ENDED 30/04/2004
Earnings per share:	26	Sen	Sen	Sen	Sen
- Basic		2.07	1.03	2.07	1.03
- Diluted*		2.06	1.02	2.06	1.02

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 67,495,200 ordinary shares under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Note

(1) The increase in administrative expenses is due to an increase in staff related costs of RM21m, which includes a charge of RM13.4m taken for the adoption of new International Financial Reporting Standards ("IFRS") accounting standards as disclosed in Note 1, an increase in bad debt provision of RM3.5m, and general and administrative costs increases of some RM8m arising from the growth in the business.

(2) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/2005	QUARTER ENDED 30/04/2004	THREE MTHS ENDED 30/04/2005	THREE MTHS ENDED 30/04/2004
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant and equipment	15.3	19.5	15.3	19.5
Amortisation of film library and programme rights	36.5	25.2	36.5	25.2
Amortisation of other intangible assets	3.9	1.2	3.9	1.2
Impairment of other intangible assets	-	0.4	-	0.4



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/04/2005 RM'm	AS AT 31/01/2005 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**285.1**	282.7
Associates [1]		**19.6**	19.8
Deferred tax assets		**523.7**	548.4
Film library and programme rights		**283.1**	274.4
Other intangible assets [2]		**149.9**	95.6
		1,261.4	1,220.9
CURRENT ASSETS			
Inventories		**43.7**	39.0
Receivables and prepayments		**433.1**	414.2
Tax recoverable		**11.0**	9.4
Deposits, cash and bank balances		**990.1**	966.5
		1,477.9	1,429.1
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**32.5**	30.8
Payables		**478.0**	534.7
Tax liabilities		**1.0**	0.8
		511.5	566.3
NET CURRENT ASSETS		**966.4**	862.8
NON-CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**352.6**	354.9
Payables		**224.6**	153.5
Deferred tax liabilities		**17.5**	15.9
		594.7	524.3
NET ASSETS		**1,633.1**	1,559.4

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 30/04/2005 RM'm	AS AT 31/01/2005 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,192.6**	1,192.2
Share premium		**2,120.6**	2,118.9
Merger reserves		**518.4**	518.4
Exchange reserves		**0.1**	(1.1)
Hedging reserves		**1.8**	(1.6)
Other reserves		**13.4**	-
Accumulated losses		**(2,227.6)**	(2,267.4)
		1,619.3	1,559.4
Minority interest		**13.8**	-
		1,633.1	1,559.4
NET TANGIBLE ASSETS PER SHARE (RM)[3]		**0.62**	0.61

Notes:

[1] Associates include goodwill on acquisition of associates with net book value of RM13.8m (31/01/2005: RM13.8m).

[2] Other intangible assets consist of software costs, rights and licenses, prepayments and goodwill on consolidation with net book value of RM75.0m, RM45.2m, RM29.4m and RM0.3m (31/01/2005: RM61.3m, RM2.2m, RM31.8m and RM0.3m) respectively.

[3] Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,633.1m (31/01/2005: RM1,559.4m) are stated after deducting total set-top box and receiving equipment subsidies cumulative to-date of RM1,428.8m (31/01/2005: RM1,365.4m).



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company						
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable				
Three months ended 30/04/2004	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2004	1,918.7	1,189.5	2,108.1	518.4	1.4	(2,422.8)	1,394.6
Net income recognised directly in equity : Foreign exchange differences	-	-	-	-	(0.8)	-	(0.8)
Profit for the period	-	-	-	-	-	19.7	19.7
Total recognised income	-	-	-	-	(0.8)	19.7	18.9
As at 30 April 2004	1,918.7	1,189.5	2,108.1	518.4	0.6	(2,403.1)	1,413.5



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2005	THREE MTHS ENDED 30/04/2004
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	38.2	19.7
Contra arrangements – revenue	(0.7)	(1.5)
Amortisation of film library and programme rights	36.5	25.2
Other intangible assets		
- Amortisation	3.9	1.2
- Impairment	-	0.4
Property, plant and equipment		
- Depreciation	15.3	19.5
- Gain on disposal	(0.1)	(0.1)
Interest income	(6.1)	(11.0)
Interest expense	9.5	21.2
Value of employee services – share options	13.4	-
Taxation	27.2	19.5
Loss from investment in associates	0.2	1.0
Unrealised foreign exchange loss/(gain)	1.4	(0.4)
	138.7	94.7
Changes in working capital:		
Film library and programme rights	(22.3)	(25.0)
Inventories	(4.7)	6.7
Receivables and prepayments	(16.9)	(3.1)
Payables	(15.9)	(34.5)
Provision for liabilities and charges	-	(4.4)
	78.9	34.4
Income tax paid	(3.0)	(0.3)
Interest received	11.0	9.8
Net cash flow from operating activities	86.9	43.9


TM

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2005	THREE MTHS ENDED 30/04/2004
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of a subsidiary, net of cash acquired	**(27.9)**	-
Purchase of property, plant and equipment	**(10.9)**	(6.9)
Acquisition of intangible assets	**(16.7)**	(3.0)
Proceeds from disposal of property, plant and equipment	**0.1**	0.1
Net cash flow from investing activities	**(55.4)**	(9.8)
*Net cash flow from operating and investing activities**	*31.5*	*34.1*
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	**(3.6)**	(8.9)
Proceeds from borrowings	**4.0**	-
Issuance of shares pursuant to ESOS	**2.1**	-
Repayment of finance lease liabilities	**(7.1)**	(6.5)
Repayment of borrowings	**(3.3)**	(9.3)
Net cash flow from financing activities	**(7.9)**	(24.7)
Net effect of currency translation on cash and cash equivalents	**-**	-
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	**23.6**	9.4
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**966.5**	1,740.3
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**990.1**	1,749.7

(*) Represents free cash flow.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2005 except for the adoption of new and revised IFRS during the quarter. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

The adoption of new and revised IFRS did not result in change in the Group's accounting policies except for the following:

Standards adopted	Up to 31 January 2005	Effective from 1 February 2005	Impact on quarter ended 30/04/2005
IFRS 2 – Share-based Payments	- There was no charge on the share options granted to employees.	- Cost of share options is charged to the income statement.	Prior year charge: RM 8.1m Quarter 1 charge: RM 5.3m Total: RM13.4m
IFRS 3 – Business Combinations	- Goodwill was amortised through income statement on a straight-line basis over its estimated useful life.	- Amortisation of goodwill is ceased. Accumulated amortisation as at 31 January 2005 is eliminated with a corresponding decrease in the cost of goodwill.	N/A
	- Goodwill was assessed for an indication of impairment at each balance sheet date.	- Goodwill is tested annually for impairment, as well as when there are indications of impairment.	N/A

ASTRO is incorporated in the United Kingdom and is therefore required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2005 have been prepared under UK GAAP. Commencing from the financial year ending 31 January 2006, the Company adopts IFRS for the preparation of its consolidated financial statements as permitted under a new regulation in the United Kingdom – the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004.

The recent amendment to the Malaysian Financial Reporting Act, 1997 (Bill: Financial Reporting (Amendment) Act 2004 – D.R. 27/2004) allows the Company to use acceptable foreign Generally Accepted Accounting Practice ("GAAP"), including IFRS, with effect from 1 January 2005. In view of the change in this legislation, a reconciliation to amounts presented in accordance with Malaysian GAAP is not presented.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters.

4. UNUSUAL ITEMS

There were no unusual items affecting the assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the preceding year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.6	2.1	0.6	2.1

Other than as disclosed above, there are no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

There were no dividends paid during the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese filmed entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding companies.



8. SEGMENT RESULTS AND REPORTING (continued)

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/05	QUARTER ENDED 30/04/04	**THREE MTHS ENDED 30/04/05**	THREE MTHS ENDED 30/04/04
	RM'm	RM'm	**RM'm**	RM'm
Revenue				
Multi channel television				
External revenue	**425.0**	350.9	**425.0**	350.9
Inter-segment revenue	**0.7**	0.1	**0.7**	0.1
Multi channel television revenue	**425.7**	351.0	**425.7**	351.0
Radio				
External revenue	**29.3**	26.7	**29.3**	26.7
Inter-segment revenue	**0.7**	0.6	**0.7**	0.6
Radio revenue	**30.0**	27.3	**30.0**	27.3
Library licensing and distribution				
External revenue	**11.4**	7.1	**11.4**	7.1
Inter-segment revenue	**2.4**	2.4	**2.4**	2.4
Library licensing and distribution revenue	**13.8**	9.5	**13.8**	9.5
Others				
External revenue	**7.5**	6.4	**7.5**	6.4
Inter-segment revenue	**33.7**	23.5	**33.7**	23.5
Others revenue	**41.2**	29.9	**41.2**	29.9
Total reportable segments	**510.7**	417.7	**510.7**	417.7
Eliminations	**(37.5)**	(26.6)	**(37.5)**	(26.6)
Total group revenue	**473.2**	391.1	**473.2**	391.1
Profit from operations by segment :				
Multi channel television	**97.9**	68.1	**97.9**	68.1
Radio	**8.5**	9.5	**8.5**	9.5
Library licensing and distribution	**(19.2)**	(16.3)	**(19.2)**	(16.3)
Others	**(9.5)**	0.1	**(9.5)**	0.1
Inter-segment eliminations	**(5.4)**	(5.7)	**(5.4)**	(5.7)
Profit from operations	**72.3**	55.7	**72.3**	55.7



9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 30 April 2005, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 10 June 2005.

11. CHANGES IN THE COMPOSITION OF THE GROUP

(a) Acquisition of subsidiaries

(1) ASTRO Multimedia Corporation N.V. ("AMCNV") and ASTRO Multimedia N.V. ("AMNV")

On 10 March 2005, ASTRO, through its wholly-owned subsidiary, ASTRO Overseas Limited acquired 6,000 shares of USD1.00 each representing the entire issued and paid-up share capital of AMCNV and AMNV, both companies incorporated in the Netherlands Antilles for a cash consideration of USD6,000 each.

(2) Radio Lebuhraya Sdn Bhd ('RLSB')

On 20 April 2005, the Group completed the acquisition of the entire issued and paid up share capital of RLSB from Anaza Sdn Bhd for a total consideration of RM30 million. The principal activity of RLSB is that of a radio broadcasting station.

(b) Dilution of equity interest in a subsidiary, All Asia Television Broadcast Ltd ("AATB")

On 29 April 2005, AATB issued 8,333,333 ordinary shares at par value of USD1.00 each, of which 4,250,000 shares were subscribed by ASTRO through its wholly-owned subsidiary, AAAN (Bermuda) Limited for a total cash consideration of USD4.25 million and 4,083,333 shares were issued to Yes Television (Hong Kong) Limited for non cash consideration representing the valuation of the business acquired. As a result, ASTRO's equity interest in AATB was diluted from 100% to 51%.

Other than as disclosed above, there have been no other significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 30 April 2005, the Group has provided guarantees to third parties amounting to RM1.7m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 30 April 2005.

13. COMMITMENTS

As at 30 April 2005, the Group has the following commitments:

	Authorised and		
	Contracted for	**Not contracted for**	**Total**
	RM'm	**RM'm**	**RM'm**
Capital expenditure	**41.8**	**127.4**	**169.2**
Investment in and advances to associates	**43.0**	**-**	**43.0**
Film library and programme rights	**40.5**	**163.0**	**203.5**
Non-cancellable operating lease	**30.2**	**-**	**30.2**
	155.5	**290.4**	**445.9**



14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Valuelabs	Director of a subsidiary of the Company is also a director and shareholder of Valuelabs.

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE THREE MTHS ENDED 30/04/05	AMOUNTS (*) DUE FROM/(TO) AS AT 30/04/05
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	1.6	1.6
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	2.4	(2.4)
Valuelabs	1.9	(0.6)
Telecommunication services from:		
Maxis Broadband Sdn Bhd	1.7	(1.7)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	4.1	(4.1)

(*) Represents amounts outstanding on transactions entered into during the three months ended 30 April 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/05	QUARTER ENDED 30/04/04	**THREE MTHS ENDED 30/04/05**	THREE MTHS ENDED 30/04/04
	RM'm	RM'm	**RM'm**	RM'm
Current tax	**1.6**	0.3	**1.6**	0.3
Deferred tax	**25.6**	19.2	**25.6**	19.2
	27.2	19.5	**27.2**	19.5

The Group's effective tax rate for the period ended 30 April 2005 of 42% is higher than the Malaysian statutory tax rate of 28%, due principally to losses in foreign subsidiaries and certain Malaysian subsidiaries not available for relief at Group level and non-deductibility of certain operating expenses for tax purposes.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.



18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of intermediary holding companies that are no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

The Internal Group Restructuring includes the following transactions:

(i) The Company acquired MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and all its subsidiaries except MEASAT Digicast Sdn Bhd on 26 January 2005.
(ii) The Company acquired Radio Advertising and Programming Systems Sdn Bhd ("RAPS") and all its subsidiaries on 26 January 2005.
(iii) The Company subscribed for redeemable preference shares in two of its subsidiaries. MBNS and Airtime Management and Programming Sdn Bhd on 31 January 2005.
(iv) RAPS will be voluntarily wound up.
(v) ASTRO Overseas Limited ("AOL") will be voluntarily wound up.
(vi) AAAN (Bermuda) Limited will be renamed as AOL.

As at 10 June 2005, the Company has not completed the transactions in steps (iv), (v) and (vi) above.

(2) Proposed acquisition of multi-channel digital satellite pay television and multimedia business in Indonesia

On 11 March 2005, the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, have agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed acquisition will result in the Group holding a 51% effective interest in PT Direct Vision. The Group's initial commitment comprises equity capital of RM58.1 million (USD15.3 million) and shareholder loan facilities of RM133 million (USD35 million).

Other than as disclosed above, there were no incomplete corporate proposals as at 10 June 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(b) **Status of utilisation of proceeds raised from the Initial Public Offering**

The status of the utilisation of the proceeds as at 10 June 2005 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds [1]	Utilised to date	Amounts outstanding
	RM'm	RM'm	RM'm
Repayment of a private debt securities facility [2]	632.4	(632.4)	-
Repayment of a foreign export credit agency structured trade facility	77.1	(77.1)	-
Repayment of bearer promissory notes [3]	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses [4]	107.7	(107.7)	-
Working capital / general corporate purposes	568.3	(469.8)	98.5
	2,029.9	(1,912.4)	117.5

Note:

(1) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

(2) Following the full repayment of the private debt securities facility, the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred in this analysis to working capital / general corporate purposes.

(3) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

(4) The Company has made full settlement of the listing expenses. Accordingly, the remaining balance of RM2.7 million on the proposed utilisation of the IPO proceeds for listing expenses has been transferred in this analysis to working capital / general corporate purposes.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

19. GROUP BORROWINGS AND DEBT SECURITIES

The amounts of Group borrowings and debt securities as at 30 April 2005 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – INR23.0m	2.0	-	2.0
BPI Facilities[2]	-	301.5	301.5
Finance lease liabilities[3]	30.5	51.1	81.6
	32.5	352.6	385.1

Notes:

(1) A standby letter of credit has been provided as security for the bank loan.

(2) All assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security to the BPI Facilities.

The rights, title, interest and benefits of MBNS for the following are also assigned to the BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policy.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(4) The Company entered into a USD300 million Guaranteed Term and Revolving Facilities Agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities shall be guaranteed by MBNS and RAPS and comprise Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), which will be used to refinance, prepay or reimburse the Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries. As at 30 April 2005, the Company has not drawn on the facilities. On 31 May 2005, the guarantee of RAPS has been provided.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off balance sheet financial instruments as at 10 June 2005.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 10 June 2005.



ASTRO ALL ASIA NETWORKS plc
(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (First Quarter 2006) against the preceding quarter (Fourth Quarter 2005)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2005	FOURTH QUARTER 31/01/2005	FIRST QUARTER 30/04/2005	FOURTH QUARTER 31/01/2005
Consolidated Performance				
Total Revenue	473.2	461.0		
Subscriber Acquisition Costs (SAC)[2]	84.4	75.7		
EBITDA[3]	91.6	111.0		
EBITDA Margin (%)	19.4	24.1		
Profit attributable to equity holders of the Company	39.8	72.5		
Free Cash Flow[4]	31.5	28.2		
Net Increase in Cash	23.6	13.3		
Capital expenditure[5]	27.4	20.7		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	390.9	369.8		
Advertising revenue	26.8	29.3		
Other revenue	8.0	8.6		
Total revenue	425.7	407.7		
SAC[2]	84.4	75.7		
EBITDA[3]	112.3	117.4		
EBITDA Margin (%)	26.4	28.8		
Capital expenditure[5]	23.4	17.8		
Total subscriptions-net additions ('000)			65	103
Total subscriptions-end of period ('000)			1,763	1,698
Residential subscribers-net additions ('000)			63	95
Residential subscribers-end of period ('000)			1,629	1,566



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2006) against the preceding quarter (Fourth Quarter 2005) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2005	FOURTH QUARTER 31/01/2005	FIRST QUARTER 30/04/2005	FOURTH QUARTER 31/01/2005
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			80	79
Churn (%)			8.5	9.0
SAC per set-top box sold (RM)			734	789
Content cost (RM per subscriber per mth)			26	26
(ii) Radio[1]				
Revenue	30.0	34.3		
EBITDA[3]	9.2	16.8		
EBITDA Margin (%)	30.7	49.0		
Listeners ('000)[6]			10,407	8,994
Share of radio adex (%)[7]			79	76
(iii) Library Licensing and Distribution[1]				
Revenue	13.8	15.5		
EBITDA[3]	(18.6)	(21.0)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			39	32
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			1,665	1,576
Malaysian film production – theatrical release			-	1

Note :

1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2005 and Sweep 2, 2004 performed by NMR in April 2005 and October 2004 respectively.
7. Based on NMR Adex Report.



22. REVIEW OF PERFORMANCE (continued)

(A) **Performance of the current quarter (First Quarter 2006) against the preceding quarter (Fourth Quarter 2005) (continued)**

Consolidated Performance

Turnover

For the current quarter, the Group recorded consolidated revenues of RM473.2m which was RM12.2m or 2.6% higher than RM461.0m in the preceding quarter. The increase was primarily driven by higher subscription revenue from MC-TV segment of RM21.1m due to continued growth in subscriber base. Group advertising revenue of RM57.4m was lower than the preceding quarter by RM7.5m due to seasonal factors.

EBITDA

The Group EBITDA decreased to RM91.6m in the current quarter from RM111.0m in the preceding quarter. This RM19.4m or 17.5% decline came primarily from the charges taken due to adoption of new IFRS accounting standards of RM13.4m as seen in Note 1, and an increase in total subscriber acquisition costs of RM8.7m, of which RM10m relates to a lump sum credit received in the preceding quarter.

The decrease in EBITDA caused the margin to decline from 24.1% in preceding quarter to 19.4% in the current quarter.

Free Cash Flow

Free cash flow generated was RM31.5m compared to RM28.2m in the preceding quarter. The increase was due to a drop in working capital, partially offset by higher capital expenditure and acquisition of new business.

Net Cash Flow

There was a net increase in cash of RM23.6m compared to a net increase of RM13.3m in the preceding quarter. The increase was attributed to higher free cash flow generated and savings in financing costs.

Capital Expenditure

Group capital expenditure for the current quarter totalled RM27.4m due to the commencement of Cyberjaya back up Broadcast facility project.

Multi channel TV

MC-TV segment achieved total revenue of RM425.7m, which was RM18.0m or 4.4% higher than the preceding quarter due to the continued increase in subscriber numbers and an increase in ARPU.

Residential subscriber net additions of 63,000 decreased by 32,100 or 33.8% from 95,100 in the preceding quarter which is in line with our normal seasonal trends with Q4 being our biggest sales period. The First Quarter 2006 result however represented the highest Q1 level of gross and net additions in the company's history.

MAT churn improved from 9.0% in the preceding quarter to 8.5% in the current quarter as the segment continues to benefit from the smartcard swap carried out in Q3 FY2005.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (First Quarter 2006) against the preceding quarter (Fourth Quarter 2005) (continued)

Multi channel TV (continued)

ARPU increased from RM79.2 in the preceding quarter to RM80.4 due to the resumption of charging late payment and reconnection fees in mid March.

SAC's per box reduced from RM789 in the preceding quarter to RM734 per box in the current quarter due to lower dish and marketing/sales costs.

Radio

Radio's revenue of RM30.0m was RM4.3m or 12.5% lower than RM34.3m in the preceding quarter as a result of seasonally lower advertising revenue.

Library Licensing and Distribution

Library Licensing and Distribution's revenue of RM13.8m was RM1.7m or 11.0% lower than RM15.5m in the preceding quarter. Higher distribution revenue was being recognised in the preceding quarter based on the timing of films accepted by the Film Distributors.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2006) against the corresponding quarter of the preceding financial year (First Quarter 2005)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2005	FIRST QUARTER 30/04/2004	FIRST QUARTER 30/04/2005	FIRST QUARTER 30/04/2004
Consolidated Performance				
Total Revenue	473.2	391.1		
Subscriber Acquisition Costs (SAC)[2]	84.4	83.7		
EBITDA[3]	91.6	76.9		
EBITDA Margin (%)	19.4	19.7		
Profit attributable to equity holders of the Company	39.8	19.7		
Free Cash Flow[4]	31.5	34.1		
Net Increase in Cash	23.6	9.4		
Capital expenditure[5]	27.4	10.4		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	390.9	316.5		
Advertising revenue	26.8	21.1		
Other revenue	8.0	13.4		
Total revenue	425.7	351.0		
SAC[2]	84.4	83.7		
EBITDA[3]	112.3	85.5		
EBITDA Margin (%)	26.4	24.4		
Capital expenditure[5]	23.4	5.8		
Total subscriptions-net additions ('000)			65	58
Total subscriptions-end of period ('000)			1,763	1,451
Residential subscribers-net additions ('000)			63	56
Residential subscribers-end of period ('000)			1,629	1,339
ARPU – residential subscriber (RM)			80	79
Churn (%)			8.5	9.2
SAC per set-top box sold (RM)			734	763
Content cost (RM per subscriber per mth)			26	25



22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2006) against the corresponding quarter of the preceding financial year (First Quarter 2005) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2005	FIRST QUARTER 30/04/2004	**FIRST QUARTER 30/04/2005**	FIRST QUARTER 30/04/2004
(ii) Radio[1]				
Revenue	**30.0**	27.3		
EBITDA[3]	**9.2**	10.0		
EBITDA Margin (%)	**30.7**	36.6		
Listeners ('000)[6]			**10,407**	8,861
Share of radio adex (%)[7]			**79**	74
(iii) Library Licensing and Distribution[1]				
Revenue	**13.8**	9.5		
EBITDA[3]	**(18.6)**	(15.7)		
EBITDA Margin (%)	**n/m**	(165.3)		
Titles released for distribution			**39**	35
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,665**	1,385
Malaysian film production – theatrical release			**-**	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2005 and Sweep 1, 2004 performed by NMR in April 2005 and April 2004 respectively.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(B) **Performance of the current quarter (First Quarter 2006) against the corresponding quarter of the preceding financial year (First Quarter 2005) (continued)**

Consolidated Performance

Turnover

The Group recorded consolidated revenues of RM473.2m which was RM82.1m or 21.0% higher than RM391.1m recorded in First Quarter 2005. The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM74.4m or 23.5% due to the enlarged subscriber base. Advertising revenue increased by RM9.8m primarily contributed by MC-TV and Radio segments. Library Licensing and Distribution revenue also improved to RM13.8m, an increase of RM4.3m from RM9.5m in First Quarter 2005.

EBITDA

Group EBITDA of RM91.6m increased by RM14.7m or 19.1% from RM76.9m in First Quarter 2005. The improvement was principally attributable to MC-TV segment achieving higher subscription and advertising revenue, partially offset by increased programming, broadcast and overhead costs.

Free Cash Flow

Free cash flow generated was RM31.5m compared to RM34.1m in First Quarter 2005. The decrease was due to higher EBITDA results being offset by increases in capital expenditure and acquisition of new business.

Net Cash Flow

There was a net increase in cash of RM23.6m, compared to a net increase of RM9.4m in First Quarter 2005. The improvement in net cash inflow was mainly due to savings in finance costs as the Group rationalised its financial position which resulted in the reduction of total debt from RM1,227.1m as at First Quarter 2005 to RM385.1m as at the end of the current quarter.

Capital Expenditure

Group capital expenditure totalled RM27.4m in the current quarter, of which RM23.4m was for MC-TV requirements. The increase of RM17.6m at MC-TV segment was due to the commencement of the Cyberjaya back up broadcast facility project.

Multi channel TV

MC-TV segment achieved total revenue of RM425.7m, which was RM74.7m or 21.3% higher than First Quarter 2005. The increase was driven by higher subscription and advertising revenues as a result of continuing subscriber growth.

Residential subscriber net additions were 63,000, which increased by 7,200 or 12.9% compared to 55,800 achieved in First Quarter 2005.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current quarter (First Quarter 2006) against the corresponding quarter of the preceding financial year (First Quarter 2005) (continued)

<u>Multi channel TV (continued)</u>

MAT churn decreased to 8.5% in the current quarter from 9.2% in First Quarter 2005, as a result of the improved reconnections following the new smartcard swap exercise completed in September 2004.

ARPU improved from RM79 in First Quarter 2005 to RM80 in the current quarter driven by higher basic subscription revenue benefited from the RM5 price increase in May 2004, partly offset by lower ARPU from late payment and reconnection fees due to the initial limitation of the new billing system which was resolved in mid-March.

SAC per box sold declined by RM29 or 3.8%, from RM763 in First Quarter 2005 to RM734 in the current quarter as a result of lower set-top box equipment costs and marketing/sales expenses.

<u>Radio</u>

Radio's revenue of RM30.0m was RM2.7m or 9.9% higher than RM27.3m achieved in First Quarter 2005. This improvement was mainly driven by increased advertising revenue sourced from a higher number of radio stations.

EBITDA for Radio segment of RM9.2m was RM0.8m or 8.0% lower than the RM10.0m EBITDA for First Quarter 2005 resulting from increased overhead expenses associated with starting up the new stations.

<u>Library Licensing and Distribution</u>

Library Licensing and Distribution generated revenue of RM13.8m which was RM4.3m or 45.3% higher than First Quarter 2005 as both the movie channel and film distribution businesses underwent encouraging expansion in new markets regions.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2006 (FY2006)

There has been continuing demand for the Group's products and services during the period under review, with all segments performing as anticipated. However, there are a number of issues that will impact the results for FY2006. These are:

i) The cost of share-based payments amounting to RM48m (of which prior year charges account for RM8.1m) arising on the adoption of new IFRS accounting standards.
ii) Certain costs, estimated at RM30m, which will be incurred in respect of the planned expansion of the Malaysian multi channel television services, which has been delayed.
iii) Start up losses relating to certain programming and content joint ventures, estimated at RM20m.

In addition, the Group's share of losses for FY2006 for the Indonesian DTH joint venture is estimated at RM100m, as previously announced on 11 March 2005.

Having regard to the above and barring any unforeseen circumstances, it is anticipated that the Group's overall performance will be satisfactory for the financial year ending 31 January 2006.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

No dividend have been declared or recommended for the current quarter ended 30 April 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/05	QUARTER ENDED 30/04/04	THREE MTHS ENDED 30/04/05	THREE MTHS ENDED 30/04/04
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**39.8**	19.7	**39.8**	19.7
Weighted average number of ordinary shares	'm	**1,922.7**	1,918.7	**1,922.7**	1,918.7
Basic earnings per share	sen	**2.07**	1.03	**2.07**	1.03
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**39.8**	19.7	**39.8**	19.7
Weighted average number of ordinary shares	'm	**1,922.7**	1,918.7	**1,922.7**	1,918.7
Adjusted for share options granted	'm	**11.0**	6.7	**11.0**	6.7
Adjusted weighted average number of ordinary shares	'm	**1,933.7**	1,925.4	**1,933.7**	1,925.4
Diluted earnings per share*	sen	**2.06**	1.02	**2.06**	1.02

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 67,495,200 ordinary shares under the ESOS and MSIS.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

10 June 2005

Kuala Lumpur

General Announcement
Reference No **MM-050613-63987**

Submitting Merchant Bank : **COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **13/06/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY")**

Contents :

(i) **PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS ("RRPTs") OF A REVENUE OR TRADING NATURE AND PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RRPTs OF A REVENUE OR TRADING NATURE;**

AND

(ii) **PROPOSED CANCELLATION OF SHARE PREMIUM ACCOUNT**

1. INTRODUCTION

On our behalf, Commerce International Merchant Bankers Berhad ("CIMB") is pleased to announce that we intend to seek our shareholders' approval for the following at our forthcoming Extraordinary General Meeting ("EGM"):

(i) Proposed renewal of existing shareholders' mandate for RRPTs and proposed new shareholders' mandate for additional RRPTs of a revenue or trading nature pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Listing Requirements") ("Proposed Mandate"); and

(ii) Proposed cancellation of share premium account ("Proposed Cancellation").

(collectively, "Proposals")

2. DETAILS OF THE PROPOSALS

2.1 Proposed Mandate

2.1.1 In the ordinary course of our business, we have entered or will enter into recurrent transactions of revenue or trading nature which are necessary for our day-to-day operations with different classes of related parties. These RRPTs have been or will be carried out on an arm's length basis and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to our minority shareholders.

2.1.2 On 13 July 2004, we obtained a mandate from our shareholders at an EGM to enter into RRPTs with related

parties on the terms set out in the circular dated 25 June 2004. In accordance with the Listing Requirements, the present mandate will continue to be in force only until the conclusion of our forthcoming Annual General Meeting unless authority for its renewal is obtained from the shareholders at our forthcoming EGM.

2.1.3 Pursuant to Paragraph 10.09 of Chapter 10 and Practice Note No. 12/2001 of the Listing Requirements, we will be seeking the approval of our shareholders for the Proposed Mandate at our forthcoming EGM.

2.2 Proposed Cancellation

2.2.1 The Proposed Cancellation involves the cancellation of the sum standing to the credit of our Company's share premium account as at the date of the hearing of the Petition by the High Court of Justice in England and Wales (the "Court"). As at 30 April 2005, the amount standing to the credit of our Company's share premium account was RM2.12 billion. It is anticipated that the hearing of the Petition by the Court will take place in August this year. Subject to the confirmation of the Court, the Proposed Cancellation will create a reserve that will be transferred to the distributable reserves of our Company.

2.2.2 In accordance with Section 135(1) of the Companies Act 1985 of the United Kingdom (the "UK Act"), subject to confirmation of the Court, a company limited by shares may, if so authorised by its articles, by special resolution reduce its share capital in any way. Section 130(3) of the UK Act further provides that the provisions of the UK Act relating to the reduction of a company's share capital apply as if the share premium account were part of its paid up share capital.

2.2.3 Article 43 of our Articles of Association gives us the requisite authority to cancel our share premium account by special resolution subject to the UK Act including any statutes and subordinate legislation made thereunder for the time being in force and to the rights attached to our existing shares. After the Proposed Cancellation is confirmed by the Court, announcement(s) will be made to notify our shareholders of the confirmation of the Court and of the effective date.

2.2.5 It is not our intention to make any immediate distribution from the reserves created as a result of the Proposed Cancellation.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Mandate

The Proposed Mandate will enable our Group to carry out RRPTs (which are comprised in the Proposed Mandate)

necessary for our day-to-day operations on a more efficient and timely basis and eliminate the need for us to make frequent announcements to Bursa Malaysia Securities Berhad or convene separate general meetings to seek our shareholders' approvals, as and when the aforesaid RRPTs arise. The Proposed Mandate will therefore enable our Group to save administrative time and expense which could be better utilised towards pursuing our corporate objectives.

3.2 Proposed Cancellation

The Proposed Cancellation is being sought for the following reasons:

(i) to generate distributable reserves that will give our Company greater financial flexibility in the future; and

(ii) to enhance our ability to pay dividends from time to time out of the profits available for such purpose.

4. EFFECTS OF THE PROPOSALS

4.1 Proposed Mandate

The Proposed Mandate will not have any effect on our issued and paid-up share capital and our major shareholders' shareholdings. The Proposed Mandate is in relation to RRPTs which are of a revenue or trading nature and which form an integral part of our Group's day-to-day operations and hence they contribute and are critical to our financial performance.

4.2 Proposed Cancellation

The Proposed Cancellation will not have any effect on our issued and paid-up share capital, consolidated net tangible asset and consolidated earnings for the financial year ending on 31 January 2006.

5. APPROVALS REQUIRED

5.1 Proposed Mandate

The Proposed Mandate is subject to approval being obtained from our shareholders at our forthcoming EGM.

5.2 Proposed Cancellation

The Proposed Cancellation is conditional upon the following approvals:

(i) our shareholders' approval at our forthcoming EGM;
(ii) confirmation by the Court; and
(iii) registration of the Court order with United Kingdom's

Registrar of Companies.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

6.1 Proposed Mandate

Our interested directors namely, Dato' Haji Badri bin Haji Masri ("Dato' Badri"), Augustus Ralph Marshall ("ARM"), Tan Poh Ching ("TPC") and Dato' Mohamed Khadar bin Merican ("Dato' Khadar") have abstained and will continue to abstain from deliberating and voting in respect of the Proposed Mandate at our relevant board meetings. In addition, our abovementioned directors will abstain from voting at our forthcoming EGM on the relevant resolutions in respect of transactions involving their interests and interests of persons connected to them pertaining to the Proposed Mandate. Further, our interested major shareholders namely, Usaha Tegas Sdn Bhd, Pacific States Investment Limited, Excorp Holdings N.V., PanOcean Management Limited, Ananda Krishnan Tatparanandam and Khazanah Nasional Berhad will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions in respect of transactions involving their interests and interests of persons connected to them pertaining to the Proposed Mandate.

Our interested directors and interested major shareholders will undertake to ensure that persons connected to them will abstain from voting on the relevant resolutions in respect of the Proposed Mandate at our forthcoming EGM in which they and persons connected to them have an interest.

6.2 Proposed Cancellation

None of our directors and/or major shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Cancellation.

7. STATEMENT BY THE BOARD

7.1 Proposed Mandate

Our Board, except for Dato' Badri, ARM, TPC and Dato' Khadar having considered all aspects of the Proposed Mandate, is of the opinion that the Proposed Mandate is in the best interest of our Company.

Accordingly, our directors, except for Dato' Badri, ARM, TPC and Dato' Khadar recommend that you vote in favour of the ordinary resolutions pertaining to the Proposed Mandate to be tabled at our forthcoming EGM.

7.2 Proposed Cancellation

Our Board, having considered all aspects of the Proposed Cancellation, is of the opinion that the Proposed Cancellation is in the best interest of our Company.

Accordingly, our directors recommend that you vote in favour of the special resolution pertaining to the Proposed Cancellation to be tabled at our forthcoming EGM.

8. ADVISER

We have appointed CIMB as our adviser for the Proposals in respect of advising on Malaysian regulatory requirements.

9. CIRCULAR TO SHAREHOLDERS

A circular containing further details of the Proposals together with the Notice of EGM will be despatched to our shareholders in due course.

This announcement is dated 13 June 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 31691 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **14/06/2005**

Subject : ASTRO-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 23,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 16 June 2005.



Form Version 2.0

General Announcement

Submitted by MB_CIMB5 on 14/06/2005 06:41:41 PM
Reference No MM-050614-61733

	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**ASTRO ALL ASIA NETWORKS plc**
*	Stock name	:	**ASTRO**
*	Stock code	:	**5076**
*	Contact person	:	**KHOO KAY KWAN**
*	Designation	:	**MANAGER**

* Type : **Announcement**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("AAAN" OR "THE COMPANY")

* **Contents :-**

AMENDMENT AGREEMENT TO THE SUBSCRIPTION AND SHAREHOLDERS' AGREEMENT ("SSA") IN RELATION TO THE ESTABLISHMENT OF JOINT VENTURE FOR DIGITAL SATELLITE PAY TELEVISION AND MULTIMEDIA BUSINESS IN INDONESIA

We refer to the announcement dated 11 March 2005 wherein, on our behalf, Commerce International Merchant Bankers Berhad ("CIMB") announced that we, through our wholly-owned subsidiaries, ASTRO Multimedia Corporation N.V. and ASTRO Multimedia N.V. (collectively, "Astro Shareholders"), and Astro Overseas Limited ("AOL") (being the covenantor for the Astro Shareholders) together with PT Ayunda Prima Mitra ("BM Shareholder") and PT Broadband Multimedia Tbk ("BM") (being the covenantor for BM Shareholder), have agreed to participate in a joint-venture company, PT Direct Vision (to be renamed PT Astro Nusantara Media after the joint venture arrangement is formalised) ("PT Direct Vision"), to provide digital satellite pay television and multimedia services in Indonesia ("Joint-Venture"). Collectively, Astro Shareholders and BM Shareholder are referred to as the Parties.

All abbreviations and definitions used hereinafter shall be the same as those used in the announcement mentioned above unless otherwise specified.

CIMB wishes to announce that, pursuant to an Amendment Agreement dated 10 June 2005, the Parties together with AOL, BM and PT Direct Vision have agreed to effect the following amendments to the SSA:

(i) The Closing Date has been extended to 31 August 2005;

(ii) The Conditions Precedent Date has been extended to 15 July 2005;

(iii) The finalisation of "Transaction BKPM Applications" has been extended to 8 July 2005;

(iv) The Closing Service Agreements shall include the following:

(a) an agreement between PT Direct Vision (or any relevant third Person) and the Astro Shareholders and/or their affiliates for the supply of set top boxes and outdoor dishes;

(b) an agreement between PT Direct Vision and the Astro Shareholders and/or their affiliates for broadcasting operational services located at the All Asia Broadcast Centre in Kuala Lumpur, owned by affiliates of the Astro Shareholders;

(c) an agreement between PT Direct Vision and the Astro Shareholders and/or their affiliates for programming supply;

(d) an agreement between PT Direct Vision and the BM Covenantor for the uplink and related services located at Lippo Karawaci, owned by the BM Covenantor; and

(e) a transponder lease agreement between PT Direct Vision and MEASAT Satellite Systems Sdn Bhd for such capacity as outlined in the business plan."

(v) To insert a new Clause 2.19A into the SSA as follows:

"2.19A Additional Conditions Subsequent. The Astro Shareholders and the BM Shareholder shall agree the following service agreements on or before the date being two (2) months after the Closing Date on commercially reasonable, arm's length terms, with a payment requirement of ninety (90) days and providing for a termination notice period of not less than twelve (12) months if a Party ceases to be a Shareholder:

(a) an agreement between PT Direct Vision and the BM Shareholder and/or its affiliates for subscriber management services;

(b) an agreement between PT Direct Vision and the BM Shareholder and/or its affiliates for advertising/media sales and services;

(c) an agreement between PT Direct Vision and the BM Shareholder and/or its affiliates for sale distribution services; and

(d) a transponder lease agreement between PT Direct Vision and the BM Covenantor or its relevant affiliate for the provision, at cost, of such transponder capacity on Palapa C2 as outlined in the business plan."

(vi) The right to terminate by any of the Parties in the event that Closing does not occur has been extended to 31 August 2005;

(vii) The right to terminate by Astro Shareholders if the provisions of Clauses 2.3 and 2.18 are not fulfilled has been extended to 15 July 2005; and

(viii) The right of Astro Shareholders to assign or request the BM Shareholder, AOL, BM and PT Direct Vision to novate the SSA to a wholly owned, direct or indirect, subsidiary of AAAN has been extended to 8 July 2005.

The Parties together with AOL, BM and PT Direct Vision have each affirmed the provisions of the SSA unless otherwise amended by the Amendment Agreement.

This announcement is dated 14 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31734 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **16/06/2005**

Subject : ASTRO-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 18,300 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 20 June 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31748 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **17/06/2005**

Subject : ASTRO-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 16,900 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 21 June 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 31828 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **23/06/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 4,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 27 June 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/06/2005 19:01:49
Reference No AA-050618-47191

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notice of Second Annual General Meeting

* **Contents :-**

ASTRO is pleased to announce that the Second Annual General Meeting of ASTRO will be held on Wednesday, 20 July 2005, details of which are set out below:

Venue:
Grand Ballroom, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur

Time:
10:00 a.m.

The Notice of the Second Annual General Meeting is attached herewith.



Notice of AGM.pdf

This announcement is dated 23 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales – Company No. 4841085)
(Registered as a foreign company in Malaysia – Company No. 994178-M)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Second Annual General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held at **10.00 a.m.** on **Wednesday, 20 July 2005 at the Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** for the following purposes:

AGENDA

1. To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2005 and the Reports of the Directors and Auditors thereon. ***RESOLUTION 1***
2. To declare a First and Final tax-exempt dividend of 2.5 sen per share of 10 pence each for the financial year ended 31 January 2005. ***RESOLUTION 2***
3. To re-elect Dato' Haji Badri Bin Haji Masri, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. ***RESOLUTION 3***
4. To re-elect Tan Poh Ching, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. ***RESOLUTION 4***
5. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. ***RESOLUTION 5***
6. To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Second Annual General Meeting to be held on Wednesday, 20 July 2005, a First and Final tax-exempt dividend of 2.5 sen per share of 10 pence each for the financial year ended 31 January 2005 will be paid on 26 August 2005 to Depositors who are registered in the Record of Depositors at the close of business on 3 August 2005.

A Depositor will qualify for entitlement to the dividend only in respect of:-

(a) shares transferred to the Depositor's securities account before 4.00 p.m. on 3 August 2005 in respect of the transfers; and
(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

BY ORDER OF THE BOARD

Rohana Rozhan
Company Secretary

24 June 2005

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia

NOTES:

1. **Proxy**
   (a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company.
   (b) A proxy need not be a member of the Company.
   (c) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd (formerly known as Malaysian Share Registration Services Sdn Bhd) at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.
   (d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.
2. **Annual Report and Audited Financial Statements (Resolution 1)**
   For each financial year, the Directors must present the Directors' Report, the Audited Financial Statements and the independent Auditors' Report to the Company's shareholders at a general meeting.
3. **Retirement and Re-election of Directors (Resolutions 3 & 4)**
   In accordance with Articles 83 and 84 of the Company's Articles of Association (the "Articles"), at least one-third of the Directors who are subject to retirement by rotation shall retire from office, and Dato' Haji Badri Bin Haji Masri and Tan Poh Ching, being the Directors who have been longest in office since their last appointment shall retire pursuant to Articles 83 and 84 of the Articles and being eligible, offer themselves for re-appointment pursuant to Article 85 of the Articles.
4. **Re-appointment of Auditors (Resolution 5)**
   At every general meeting at which financial statements are presented to the Company's shareholders, the Company is required to appoint independent Auditors to serve until the next general meeting. The existing Auditors, PricewaterhouseCoopers LLP, have indicated that they are willing to continue as the Company's Auditors for the ensuing year.

25cm x 5cls star



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/06/2005 19:14:58
Reference No AA-050618-47604

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**ASTRO ALL ASIA NETWORKS plc**
*	Stock name	:	**ASTRO**
*	Stock code	:	**5076**
*	Contact person	:	**SHARON LIEW**
*	Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notice of Extraordinary General Meeting

* **Contents :-**

ASTRO is pleased to announce that an Extraordinary General Meeting of ASTRO will be held on Wednesday, 20 July 2005, details of which are set out below:

Venue:
Grand Ballroom, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur

Time:
11:00 a.m. or immediately upon the conclusion of the Second Annual General Meeting of ASTRO scheduled to be held at the same venue and on the same day at 10:00 a.m. , whichever is later.

The Notice of Extraordinary General Meeting is attached herewith.



Notice of EGM.pd·

This announcement is dated 23 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held at 11:00 a.m. on Wednesday, 20 July 2005 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of the Second Annual General Meeting of the Company or any poll taken on any resolution proposed thereat (whichever shall be later) for the purpose of considering and, if thought fit, passing the following resolutions, the first ten (10) of which will be proposed as ordinary resolutions and the final resolution as a special resolution:

ORDINARY RESOLUTION 1
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UTSB Management Sdn Bhd, SRG Asia Pacific Sdn Bhd, Bonuskad Loyalty Sdn Bhd and Light Style Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UTSB Management Sdn Bhd, SRG Asia Pacific Sdn Bhd, Bonuskad Loyalty Sdn Bhd and Light Style Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad, Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad, Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd *(formerly known as Tanjong Golden Village Sdn Bhd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd *(formerly known as Tanjong Golden Village Sdn Bhd)* as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4
Proposed shareholders' mandate for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Valuelabs

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Valuelabs as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transaction is necessary for day-to-day operations of the Company and its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd *(formerly known as Binariang Satellite Systems Sdn Bhd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd *(formerly known as Binariang Satellite Systems Sdn Bhd)* as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Malaysian Airline System Berhad, VADS Berhad and Celcom (Malaysia) Berhad

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Malaysian Airline System Berhad, VADS Berhad and Celcom (Malaysia) Berhad as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1965; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Direct Vision

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Direct Vision as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Broadband Multimedia Tbk, PT Multipolar Corporation Tbk and/or their affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Broadband Multimedia Tbk, PT Multipolar Corporation Tbk and/or their affiliates as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9
Proposed shareholders' mandate for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Goal TV International (Mauritius) Ltd *(formerly known as All Asia Television Broadcast Ltd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Goal TV International (Mauritius) Ltd *(formerly known as All Asia Television Broadcast Ltd)* as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transaction is necessary for day-to-day operations of the Company and its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 10
Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or
(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or
(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION
Proposed Cancellation of Share Premium Account

"THAT the amount standing to the credit of the share premium account of the Company, as at the date of the hearing of the petition seeking confirmation for the proposed cancellation of share premium account, be cancelled."

BY ORDER OF THE BOARD

Rohana Rozhan
Company Secretary

24 June 2005

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur, Malaysia

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) The Form of Proxy must be deposited at the Company's share registrar, Symphony Share Registrars Sdn Bhd (formerly known as Malaysian Share Registration Services Sdn Bhd) at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

(d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

37cm x 6cls nst/star



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/06/2005 19:01:45
Reference No AA-050616-46307

Submitting Merchant Bank :
(if applicable)
Submitting Secretarial Firm Name :
(if applicable)
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **MANAGER, SECRETARIAL**

---

* Entitlement date :**03/08/2005**
* Entitlement time :**17:00:00**
* Entitlement subject :**First and Final Dividend**
* Entitlement description

First and Final tax-exempt dividend of 2.5 sen per ordinary share

Period of interest payment : to

Financial Year End :**31/01/2005**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
(formerly known as Malaysian Share Registration Services Sdn Bhd)
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Telephone no: 603-27212222

Payment date :**26/08/2005**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**03/08/2005**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM) :**0.025**

Remarks

Payment of the First and Final tax-exempt dividend of 2.5 sen per ordinary share is subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting scheduled to be held on Wednesday, 20 July 2005 or at any adjournment thereof.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 31881 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/06/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 16,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 30 June 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 27/06/2005 17:39:15

Reference No AA-050624-53603

● New Announcement ○ Amended Announcement

	Submitting Merchant Bank Name (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	[]
*	Company name	:	**ASTRO ALL ASIA NETWORKS plc**
*	Stock name	:	**ASTRO**
*	Stock code	:	**5076**
*	Contact person	:	**SHARON LIEW**
*	Designation	:	**MANAGER, SECRETARIAL**

Part A - To be filled by Public Listed Company

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :**

We wish to announce that the Company has on 24 June 2005 received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Latifah Mohamed Yusof (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.40 per share on 16 June 2005. She does not hold any shares in the Company after the disposal.

This announcement is dated 27 June 2005.

:
:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 31942 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **30/06/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 5,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 5 July 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32011 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/07/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 13,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 11 July 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 11/07/2005 17:48:52
Reference No AA-050711-61688

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Acquisition of New Subsidiary

* **Contents :-**

The Board of Directors of ASTRO is pleased to announce that ASTRO Overseas Limited (*formerly known as AAAN (Bermuda) Limited)*, a wholly-owned subsidiary of ASTRO has today acquired 1 share of USD1.00 each representing the entire issued and paid-up share capital of All Asia Interactive Technologies (BVI) Ltd ("AAIT") for a cash consideration of USD1.00 only. AAIT is intended to be used as an investment holding company.

AAIT is an international business company incorporated in the British Virgin Islands with an issued share capital of USD1.00 divided into 1 share of USD1.00 each.

To the best of our knowledge, none of the Directors and major shareholders of ASTRO have any interest, direct or indirect, in the acquisition of AAIT.

This announcement is dated 11 July 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32092 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **13/07/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 4,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 15 July 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 32142 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **15/07/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 46,700 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 19 July 2005.



Form Version 2.0

General Announcement

Submitted by **MB_CIMBS** on **18/07/2005 05:34:00 PM**

Reference No **MM-050715-62617**

Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**KHOO KAY KWAN/ALEXIS PHANG**
* Designation	:	**MANAGER/EXECUTIVE**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("AAAN" OR "THE COMPANY")

* **Contents :-**

SECOND AMENDMENT AGREEMENT ("SAA") TO THE SUBSCRIPTION AND SHAREHOLDERS' AGREEMENT AS AMENDED BY AN AMENDMENT AGREEMENT ("SSA") IN RELATION TO THE ESTABLISHMENT OF JOINT VENTURE FOR DIGITAL SATELLITE PAY TELEVISION AND MULTIMEDIA BUSINESS IN INDONESIA ("PROPOSED JV")

We refer to the announcement dated 11 March 2005 and 14 June 2005, wherein, on our behalf, Commerce International Merchant Bankers Berhad ("CIMB") announced that we, through our wholly-owned subsidiaries, ASTRO Multimedia Corporation N.V. and ASTRO Multimedia N.V. (collectively, "Astro Shareholders"), and Asia Company No.1 Limited (*formerly known as Astro Overseas Limited*) ("AOL") (being the covenantor for the Astro Shareholders) together with PT Ayunda Prima Mitra ("BM Shareholder") and PT Broadband Multimedia Tbk ("BM") (being the covenantor for BM Shareholder), have agreed to participate in a joint-venture company, PT Direct Vision (to be renamed PT Astro Nusantara Media after the joint venture arrangement is formalised) ("PT Direct Vision"), to provide digital satellite pay television and multimedia services in Indonesia ("Joint-Venture"). Collectively, Astro Shareholders and BM Shareholder are referred to as the Parties.

All abbreviations and definitions used hereinafter shall be the same as those used in the abovementioned announcements unless otherwise specified.

CIMB wishes to announce that, pursuant to the SAA dated 15 July 2005, the Parties together with AOL, BM and PT Direct Vision have agreed to effect the following amendments to the SSA:

(i) The Closing Date has been extended to 31 October 2005;

(ii) The Conditions Precedent Date has been extended to 15 October 2005;

(iii) The finalisation of "Transaction BKPM Applications" has been extended to 7 October 2005;

(iv) The right to terminate by any of the Parties in the event that Closing does not occur has been extended to 31 October 2005;

(v) The right to terminate by Astro Shareholders if the provisions of Clauses 2.3 and 2.18 are not fulfilled has been extended to 15 October 2005; and

(vi) The right of Astro Shareholders to assign or request the BM Shareholder, AOL, BM and PT Direct Vision to novate the SSA to a wholly owned, direct or indirect, subsidiary of AAAN has been extended to 7 October 2005.

The Parties together with AOL, BM and PT Direct Vision have each affirmed the provisions of the SSA unless otherwise amended by the SAA.

This announcement is dated 18 July 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



18417-M

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32206 OF 2005

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **20/07/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 10,300 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 22 July 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 20/07/2005 17:13:21
Reference No AA-050720-53126

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Results of the Second Annual General Meeting and Extraordinary General Meeting

* **Contents :-**

The Board of Directors ("Board") of ASTRO is pleased to announce that all the resolutions as set out in the Notice of the Second Annual General Meeting ("AGM") dated 24 June 2005 were duly passed at the AGM which was convened today.

The Board is also pleased to announce that all the resolutions as set out in the Notice of Extraordinary General Meeting ("EGM") dated 24 June 2005 were duly passed at the EGM which was also convened today.

This announcement is dated 20 July 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/07/2005 18:07:52
Reference No AA-050726-50849

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Michael Robert Graham (who is deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of his dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 65,000 ordinary shares of 10 pence each representing 0.003% of the issued share capital of the Company at an average price of RM5.45 per share on 20 July 2005. He does not hold any shares in the Company after the disposal.

This announcement is dated 26 July 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32314 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/07/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 32,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 29 July 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 32431 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **02/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 44,300 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 4 August 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 32474 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **04/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 22,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 8 August 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 04/08/2005 18:32:49

Reference No AA-050804-53720

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO")
- Related Party Transaction Pursuant to Paragraph 10.08 of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

1. INTRODUCTION

The Board of Directors of ASTRO wishes to announce that its wholly-owned subsidiary, Airtime Management and Programming Sdn Bhd ("AMP") has today entered into an agreement (" Agreement") with Telekom Malaysia Berhad ("TMB") for the provision of services relating to radio transmission facilities to AMP ("Services").

2. INFORMATION ON AMP

The principal activities of AMP include the management and operation of commercial radio broadcasting stations.

3. INFORMATION ON TMB

TMB is a public limited company listed on the Main Board of Bursa Malaysia Securities Berhad. The principal activities of TMB are the establishment, maintenance and provision of telecommunication and related services under the licence issued by the Minister of Energy, Water and Communications.

4. DETAILS OF THE RELATED PARTY TRANSACTION

The Agreement is for the provision of the Services by TMB which will be used to transmit programmes on ASTRO's Xfresh.fm and Sinar.FM radio channels.

TMB is deemed to be a related party of ASTRO and AMP by virtue of Khazanah Nasional Berhad ("Khazanah"), a major shareholder of TMB, also being a major shareholder of ASTRO.

The Agreement is for a term of ten years and the total value of the transaction is estimated at

RM33.15 million over the ten-year period payable in quarterly instalments.

The Agreement was entered into by the parties on arm's length basis and based standard terms normally applied by TMB for transactions of this nature. The terms and conditions for the type of services offered are no more favourable to AMP than are generally available to third parties.

5. RATIONALE

Since 1996, TMB has been the core provider of transmission services for radio channels operated by companies within the ASTRO Group. TMB also has a track record in so far as the provision of such Services is concerned and it is therefore both viable and practical for AMP to enter into the Agreement with them.

6. FINANCIAL EFFECTS

The related party transaction does not have any effect on the issued and paid up capital of ASTRO nor will it have any material effect on the earnings and net tangible assets of the ASTRO Group or on the shareholding of its substantial shareholders.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

Khazanah is a major shareholder of ASTRO with direct equity interest of 413,829,018 ordinary shares representing 21.52% of the issued share capital of ASTRO as at 3 August 2005. Khazanah is also a major shareholder of TMB with direct equity interest of 1,191,326,073 ordinary shares representing 35.174% of the issued share capital of TMB as at 3 August 2005.

Dato' Haji Badri bin Haji Masri ("DB") who is Chairman of ASTRO is a nominee of Khazanah on the board of directors of ASTRO.

8. STATEMENT BY THE BOARD OF DIRECTORS

The Board of Directors (save for DB who has abstained from all Board deliberations and voting on the Agreement), having taken into consideration all aspects of the transaction, is of the opinion that the Agreement is in the best interests of the ASTRO Group.

9. APPROVALS REQUIRED

The Agreement is not subject to the approval of the shareholders of ASTRO or of any relevant authorities.

This announcement is dated 4 August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32531 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **08/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 31,300 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 10 August 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/08/2005 17:38:57
Reference No AA-050810-50619

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notification pursuant to Paragraph 9.36 of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

Pursuant to Paragraph 9.36 of the Listing Requirements of Bursa Malaysia Securities Berhad, the Board of Directors of ASTRO wishes to announce that a Petition was presented to the High Court of Justice in England and Wales, Chancery Division on 29 July 2005 for the confirmation of the cancellation of the share premium account of ASTRO ("Petition") and that the Petition has been directed to be heard before the Registrar of the Companies Court on 24 August 2005.

A form of the Notice of hearing of Petition inserted in the Financial Times, United Kingdom on 10 August 2005 is attached. The Special Resolution for the cancellation of the share premium account was duly passed by ASTRO's shareholders at the Extraordinary General Meeting held on 20 July 2005.



Share premium cancellation notice.

This Announcement is dated 10 August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


Legal Notices

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
No. 5092 of 2005
IN THE MATTER OF

ASTRO ALL ASIA NETWORKS PLC

and IN THE MATTER OF THE
COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that a Petition was presented to Her Majesty's High Court of Justice, Chancery Division on 29th July 2005 for the confirmation of the cancellation of the sum of RM2.12 billion (Malaysian Ringgit) standing to the credit of the share premium account of the above named Company

AND NOTICE is further given that the said Petition is directed to be heard before the Registrar of the Companies Court at the Royal Courts of Justice, Strand, London WC2A 2LL on Wednesday the 24th day of August 2005

Any Creditor or Shareholder of the said Company desiring to oppose the making of an Order for the confirmation of the said cancellation of share premium account should appear at the time of the hearing in person or by Counsel for that purpose

A copy of the said Petition will be furnished to any person requiring the same by the undermentioned Solicitors on payment of the Regulated Charge for the same.

Dated the 10th day of August 2005

CLIFFORD CHANCE
LIMITED LIABILITY PARTNERSHIP

10 Upper Bank Street, London E14 5JJ (Ref: KO)

Solicitors to the Company

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32606 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **12/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 118,400 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 16 August 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 12/08/2005 18:54:13
Reference No AA-050812-66078

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO")
- Related Party Transaction pursuant to Paragraph 10.08 of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

1. INTRODUCTION

The Board of Directors of ASTRO wishes to announce that its wholly-owned subsidiary, All Asia Interactive Technologies (BVI) Limited, has on 11 August 2005 paid a sum of USD750,000 in cash ("Payment") to Goal TV Limited ("GTV") pursuant to a conditional agreement entered into between AAIT, GTV and Yes Television (Hong Kong) Limited ("Yes TV") on 28 July 2005 to subscribe for shares in GTV ("Shareholders' Agreement").

The Payment by AAIT to GTV is a related party transaction under Paragraph 10.08 of the Listing Requirements of Bursa Securities as set out in paragraph 8 below.

2. INFORMATION ON AAIT

AAIT is an International Business Company incorporated with limited liability in the British Virgin Islands. The principal activity of AAIT is investment holding.

AAIT is a wholly-owned subsidiary of ASTRO via its wholly-owned subsidiary, ASTRO Overseas Limited ("AOL"). The authorised share capital of AAIT is USD50,000 comprising 50,000 shares of USD1 each, of which 1 share of USD1 has been issued and paid up.

3. INFORMATION ON GTV

GTV is a private company incorporated with limited liability in Hong Kong. It is a wholly-owned subsidiary of Yes TV and was established for the purpose of aggregating and distributing content over broadband, providing web portal outsourcing services and providing consultancy services.

The authorised share capital of GTV is USD1,000 comprising 1,000 ordinary shares of USD1 each, of which 2 ordinary shares of USD1 each have been issued and paid up. It has not commenced operations

or trading activities.

4. BACKGROUND TO THE PAYMENT

4.1 The Shareholders' Agreement is subject to and conditional upon satisfaction of the following terms and conditions ("Conditions Precedent") by 29 September 2005 or such later date as the parties may mutually agree ("Completion"):

4.1.1 execution of various agreements relating to the assignment of service marks, secondment of personnel, software licensing, patent licensing and escrow arrangements;
4.1.2 approval by shareholders and the board of directors of AAIT and Yes TV, if required;
4.1.3 receipt of the requisite approvals in respect of the transactions contemplated from any applicable stock exchange and any other regulatory approvals, if required; and
4.1.4 approval of lenders, if required, in respect of the transactions contemplated pursuant to pre-existing financial arrangements to which AAIT and Yes TV may be subject.

4.2 On Completion, AAIT or its affiliate shall subscribe for 5,000,000 shares and Yes TV 1,666,664 shares representing 75% and 25% respectively of the enlarged issued and paid up share capital of GTV. The shares subscribed to shall be new ordinary shares and rank pari passu in all respects with the existing shares.

4.3 The total consideration of USD5,000,000 shall be payable by AAIT or its affiliate in cash in two instalments as follows:

4.3.1 a non-refundable payment of USD750,000 within 14 days of the Shareholders' Agreement subject to AAIT obtaining all necessary consents and approvals for the payment of the said sum; and
4.3.2 USD4,250,000 upon Completion.

4.4 If any of the Conditions Precedent are not satisfied or waived by the parties on or before Completion, the Shareholders' Agreement shall lapse and be of no further force or effect. However, the Conditions Precedent have been substantially satisfied as of today.

4.5 With the Payment, the right of AOL and/or its affiliate to increase its shareholding in Goal TV International (Mauritius) Limited (formerly known as All Asia Television Broadcast Ltd) ("Goal TV") shall be preserved. Goal TV is a joint venture between AOL and Yes TV, and was established for the purpose of operating two sports channels known as "Goal TV 1" and "Goal TV 2" and is a different entity from GTV.

5. RATIONALE FOR THE PAYMENT

The rationale for making the payment is as follows:

5.1 ASTRO, through AOL, already has an equity interest of 51% in Goal TV. The Payment entitles AOL and/or its affiliates to increase its shareholding in Goal TV.

5.2 AAIT has obtained all necessary consents and approvals for the Payment and is accordingly making the Payment pursuant to the terms of the Shareholders' Agreement. Upon Completion, the Payment shall be taken into account as part payment for the subscription of shares in GTV by AAIT or its affiliate.

6. APPROVALS REQUIRED

The Payment does not require the approval of ASTRO's shareholders or approvals from any regulatory authorities.

7. EFFECT OF THE PAYMENT

The Payment will not have any effect on the issued and paid up share capital of ASTRO. It is also not expected to have any material impact on its consolidated net tangible assets or on the consolidated earnings for the financial year ending 31 January 2006.

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Details of the interests of the Directors and Major Shareholders of ASTRO and the nature of their relationships to the parties are as follows:

(i) GTV and Yes TV are regarded as related parties of ASTRO and AAIT by virtue of Yes TV's direct equity interest of 49% in Goal TV. The remaining 51% of Goal TV is held by AOL.

(ii) Thomas Jonny Kressner is a director of GTV, Yes TV and Goal TV. He has a deemed equity interest of 24.20% in the ordinary share capital of Yes TV via its holding company, Yes Television plc. However, he does not have any equity interest in ASTRO.

(iii) John Paul McLellan is a director of Yes TV and Goal TV. He has a direct equity interest of 0.0475% in Yes Television plc. However, he does not have any equity interest in Yes TV and ASTRO.

(iv) William Elkin Mocatta is a director of Yes TV and Goal TV. He does not have any equity interest in Yes TV and ASTRO.

Save as disclosed, none of the other Directors of ASTRO and AAIT have any interest in the transaction.

9. STATEMENT BY THE BOARD OF DIRECTORS

The Directors of ASTRO having taken into consideration all aspects of the Payment, are of the opinion that it is in the best interest of the ASTRO group.

10. DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUES/OFFER OF SECURITIES OF THE SECURITIES COMMISSION

As far as ASTRO is aware, the Payment has not departed from the Policies and Guidelines on Issues/Offer of Securities of the Securities Commission.

This announcement is dated 12 August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32648 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **16/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 30,700 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 18 August 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 32681 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **17/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 17,700 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 22 August 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 32774 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **23/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 12,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 25 August 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 24/08/2005 17:54:17
Reference No AA-050824-63652

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Incorporation of New Subsidiary

* **Contents :-**

The Board of Directors of ASTRO is pleased to announce that ASTRO Overseas Limited, a wholly-owned subsidiary of ASTRO has on 23 August 2005 incorporated a company in Luxembourg, Global Sports Entertainment S.à r.l. ("GSE") ("the Incorporation"). GSE is intended to be used as an investment holding company.

GSE is a limited liability company incorporated in Luxembourg with a paid-up share capital of USD15,500 divided into 500 shares of USD31 each.

The Incorporation is not expected to have any material effect on the earnings and net tangible assets of the ASTRO group for the financial year ending 31 January 2006.

To the best of the knowledge of the Company, none of the directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Incorporation.

This announcement is dated 24 August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 32810 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **25/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 20,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 29 August 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/08/2005 18:09:21

Reference No AA-050826-57905

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Confirmation of Cancellation of Share Premium Account

* **Contents :-**

The Board of Directors of ASTRO announced on 10 August 2005 that a Petition presented to the High Court of Justice in England and Wales, Chancery Division ("Court") for confirmation of the cancellation of the share premium account of ASTRO had been directed to be heard on 24 August 2005. The shareholders of the Company had approved the cancellation of the share premium account by a Special Resolution passed at an Extraordinary General Meeting of the Company held on 20 July 2005.

Further to the above, we are pleased to announce that the Court has on 24 August 2005 granted an order ("Court Order") confirming the cancellation of the amount of RM2.12 billion standing to the credit of the share premium account of ASTRO as at the date of the hearing of the Petition.

The cancellation of the Share Premium Account will become effective on the date a copy of the Court Order is registered with the Registrar of Companies, England and Wales ("Effective Date").

The Company will release a further announcement to inform shareholders of the Effective Date of the cancellation of the share premium account in due course.

This Announcement is dated 26 August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32903 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **29/08/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 17,800 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 2 September 2005.

General Announcement
Reference No **AA-050905-61958**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**05/09/2005**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 3,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.75 per share on 1 August 2005. She holds 3,000 shares in the Company after the disposal.

This announcement is dated 5 September 2005.

General Announcement
Reference No **AA-050906-61212**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**06/09/2005**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Effective Date of Cancellation of Share Premium Account**

Contents :

Further to the announcement dated 26 August 2005, the Board of Directors of ASTRO is pleased to announce that the Order of Court dated 24 August 2005 granted by the High Court of Justice in England and Wales, Chancery Division confirming the cancellation of the share premium account of ASTRO was registered with the Registrar of Companies, England and Wales on 31 August 2005. The Certificate of Registration of Order of Court dated 1 September 2005 was received by ASTRO on 5 September 2005.

Accordingly, the Effective Date of the cancellation of the share premium account is 31 August 2005.

This announcement is dated 6 September 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/09/2005 18:38:59
Reference No AA-050908-60800

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Interim Report to Shareholders

* **Contents :-**

We are pleased to enclose an Interim Report to Shareholders for the half year ended 31 July 2005.



Letter to Shareholders Q2FY2006.p

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


ASTRO ALL ASIA NETWORKS plc

Letter to Shareholders

Report for the half year ended 31 July 2005

I am pleased to report that our Company continued to grow profits and cashflow, with increased contributions from our core TV and radio businesses.

FINANCIAL OVERVIEW

For the first six months to end-July 2005, Group revenues grew 19.4% to reach RM972.6 million, due primarily to higher TV subscription revenues as a result of robust growth in our subscriber base. Net profit after tax and minorities rose 58% to RM83.8 million, driven mainly by higher revenues and on-going savings in interest costs with the pay-down of our debt in the previous year.

Earnings before interest, tax, depreciation and amortisation (EBITDA) of RM163.6 million have been impacted by an increase in subscriber acquisition costs of RM36.4 million directly attributable to the 47K increase in gross additions over the previous corresponding period, and a charge for staff options scheme of RM25.7 million as we adopted the International Financial Reporting Standards (IFRS) for the first time. The application of our policy for providing for bad debt on our receivables has also increased provisions for doubtful debt by RM18 million to RM29 million, which I discuss in greater detail later in this report. As a result, consolidated EBITDA margin has declined to 16.8%, against 23.6% a year ago.

Our financial position remains strong. The Company generated operating free cash of RM112.7 million. As at the end of July 2005, the Company has net cash of RM680 million, resulting in further reduction in our debt-to-equity ratio to 20%, from 40% a year ago. Capital expenditure rose 32.4% to RM48.2 million with the planned refreshment of our technology, including implementation of our Customer Relationship Management (CRM) system. Construction of our broadcast back-up facility in Cyberjaya, for which we budgeted RM100 million, is now well underway.

Our first and final tax-exempt dividend payment for FY2005, totalling RM48 million and representing a payout ratio of 30%, was paid on August 26. Following approval by shareholders on 20 July 2005 to cancel the share premium account, the High Court of Justice in England and Wales has since granted the Order. As a result, the RM2.12 billion credit in the share premium account has been transferred to the Company's distributable reserves.

After taking into account the current capital requirements for our operations and the continuing healthy cashflow from our existing businesses, the Board believes there are sufficient reserves to cater for a cash payout to shareholders. Consistent with our commitment to a progressive dividend policy, the Board has accordingly approved an interim tax exempt dividend payment of 1.5 sen per share for the current year, representing a payout ratio of 34 per cent, to be payable on a date to be determined later.

OPERATIONS OVERVIEW

Television

We continued to achieve significant growth in new subscriber accounts with gross additions of 236K for the first six months of the fiscal year, compared with 188K a year ago. Net of churn, we added 130K residential subscribers against 103K in the previous corresponding period. As at end-July 2005, our pay-TV ***Astro*** service had 1.696 million residential subscribers, representing a penetration rate of

32.4% of Malaysian TV homes. We also saw strong growth in commercial subscriptions and second box subscriptions, now standing at over 70,000. Including commercial establishments and schools, ***Astro*** had 1.84 million subscriptions.

Television revenues rose 19.5% to RM869.7 million, of which subscription revenues accounted for RM798.5 million with advertising sales accounting for RM54.1 million. Residential subscriber growth was largely driven by targeted promotions and sales campaigns, complemented by our immensely popular reality talent show, ***Akademi Fantasia***. Overall ARPU or the average revenue per subscriber remained steady, at around the RM80-level.

SAC rose 23.5% to RM191.3 million as a result of increased marketing expenses relating to our sales campaigns and higher set-top box sales of 236K, due largely to strong response to our RM199 set-top box retail price and free installation offer. On a per-box basis, SAC is RM786 for the second quarter and RM762 for the first half of the year.

With the current lower entry price, the ***Astro*** service is now available to a much broader section of the Malaysian marketplace. To manage the quality of new subscribers, we have now instituted several measures, including disconnection of non-paying accounts after 45 days, rather than the standard 70 days. This measure, which commenced in July, had the one-off impact of increasing our churn on a quarter-to-quarter basis. Consequently, churn increased from 8.5% in the first quarter to 9.4% in the second quarter, of which 0.7 percentage points was the result of the early disconnections.

As mentioned previously, we are in the process of implementing a new CRM system. The implementation of our CRM system has not gone on as well as we had hoped and has impacted our operational and financial performance for the first half. The first quarter revenues were impacted by our inability to bill late charges and reconnection fees amounting to RM3 million. In addition, we had to suspend our normal debt collection processes for the first half of the year. This suspension has caused

a greater percentage of receivables to age to a point where we have had to take full provision in line with our standard policies. The increase in the doubtful debt provision over the first half of last year amounted to RM18 million. Debt collection activities have now resumed and we hope to see doubtful debt provisions back to more typical levels for the second half.

As we expand our business, content becomes ever more crucial. We therefore continue to invest increasing sums on new and innovative local content to retain existing as well as attract new subscribers. We have also finalised specifications for our new generation set-top boxes incorporating an integrated Digital Video Recorder that we will deploy in 2006.

In line with our commitment to provide better and quality content, programming costs rose to RM249 million from RM206 million. The first half year saw increased cost on sports programmes as well as the launch of new channels, ***Sun TV*** and ***Phoenix InfoNews***. As a percentage of revenue, content costs edged up slightly to 28.7% from 28.3%. This is due, in part, to new services being lined up for the substantial expansion of our service when additional transponder capacity becomes available in early 2006. On a per subscriber basis, programming cost remained unchanged at RM25.

Reflecting our ability to distribute our content through other platforms, we launched our broadband portal, ***Astro.tv***, with the debut of three channels in May. As at end-July, the portal had over 7,800 subscribers, mostly to ***AFXtra***. Riding on the start of the third season of ***Akademi Fantasia***, ***AFXtra*** offered additional and exclusive footage of ***AF*** candidates as well as archived materials in addition to the daily ***AF Diary*** events and weekly concerts. The other two channels, ***GoalTV 1*** and **2**, provide exclusive soccer content from the key English Premier League (EPL) teams, namely Manchester United, Chelsea, Liverpool and Arsenal, as well as highlights and live coverage of matches in the Scottish Premier League, the French Ligue 1 and the Dutch Eredivisie. These services complement the sports offering on the ***Astro*** pay-TV service which continue to offer exclusive broadcast of the EPL, a key staple for many of our subscribers.

We have also nearly doubled our interactive TV activities, such as Red Button and SMS services, over the last six months. Mobile content services have also grown, especially with the launch of 3G services, which reaffirmed us as the leading premium video content provider in the market. With the start of the EPL season in August 2005, we have also expanded our services to provide video-on-demand clips and subscription services.

Radio

After a slow start to the year, the Radio business bounced back in the second quarter. Revenues for the first half year rose 13.7% to RM66.2 million, driven mainly by contributions from the new networks. ***Sinar*** and ***Xfresh*** were launched in 2004 and ***Thr*** was acquired in April this year. Rate card increases were also effected from March 2005.

The three aforementioned stations, together with ***ERA, MY, hitz, Light & Easy*** and ***Mix***, now reach over 10 million listeners or 60% of all radio listeners and command some 80% of all advertising expenditures that go to radio.

Given our market-leading position, the long term goal is to increase the overall share of adex that goes to radio, now sitting at 4.1%. In the short term, the focus is on improving listenership share and revenue through better fill rates and programming to address the listener profile imbalances among the stations. To extract further synergies, we have also started the process of integrating ***Thr*** with the rest of our radio networks while developments are underway to secure national coverage for ***Xfresh.***

Library Licensing and Distribution – Celestial

Celestial continues to grow its core businesses, with revenues growing 27% year-on-year to RM29.7 million. Development of the Shaw library business continues, with 57 new titles remastered and 68 released to the market in the six months to end-July. In all, a total of 422 titles have been remastered with 348 titles released globally.

In line with its commitment to keep content of its flagship ***Celestial Movies*** channel fresh, a wide variety of new and more current titles were added and output deals concluded with a number of key producers. Capitalising further on the Shaw brand and titles, Celestial has licensed 60 titles as programme blocks with a Beijing-based broadcaster.

New regulations in China, however, continue to place restrictions on foreign participation in domestic TV channels and hence, Celestial's ability to pursue certain opportunities with provincial broadcasters. Consequently, the focus has now turned to developing China-made content for export. Leveraging on its distribution capabilities, Celestial is also finalizing several licensing contracts for ***Perhaps Love***, a much-anticipated Chinese musical film for which it has secured distribution rights outside China, including pay-TV rights for itself.

Other Business

Tayangan Unggul continues to win further recognition for its movie-making efforts. ***Gangster***, its big-budget blockbuster, won nine awards at the recent Oskar PPFM, the Malaysian Film Workers Association's Oscars, and three at the 18th Malaysian Film Festival, including best box office, best stunts and special effects as well as best sound and editing. Due for release soon is the much-awaited prequel to its highly-acclaimed ***KL Menjerit***.

Capitalising on the ***Akademi Fantasia*** phenomenon, our Publications unit successfully ran a 9-week publication, ***Aksi AF***, resulting in more than 300,000 copies sold by the time the season ended in August.

Given the overwhelming response to ***AF3,*** Maestro, our talent management arm is targeting 5 solo albums and 3 compilation albums. Album sales by Zahid and Farah, the winner and one of the top finalists of ***AF2***, totalled more than 14,000 copies albums currently and a sponsored road tour is being organised to boost sales further.

These businesses are not material to Group results as they are still at an early stage of development. They, however, represent significant opportunity for bundling of our media products with our pay-TV and radio franchises.

PROSPECTS

We believe there is still substantial growth potential in our target markets in an environment where domestic demand could see some impact in the light of rising oil prices. Malaysia's youthful population, which will continue to underpin new household formations, coupled with increasing urbanisation, will sustain demand for our services for many more years to come.

We do recognise that there are challenges ahead. By lowering the barriers to access to our service, we are penetrating the broader urban mass market and changing the profile of our subscriber base. In addition, a new operator has recently launched a multi-channel pay-TV service. We have and are working hard to improve our infrastructure, operations and services and to tailor and enhance our content and product offerings which we hope to introduce quickly in the new year. The technology refreshing process has also stretched our resources and placed yet more demands on our operating management and customer care service. We are robustly addressing all these challenges

Outside Malaysia, we see similar potential in our selected markets, particularly in Indonesia where a successful launch of our joint-venture pay-TV platform remains a key priority. An operating team has been put in place and is ready to roll-out services once all the requisite approvals are secured.

The success of our Company will depend on very much on our continuing ability to originate, aggregate and distribute more and better content to retain and to generate subscriber growth from the broader urban market. We expect to invest some RM300 million over the next three years on new content and channels, either on our own or through joint-ventures, in the Malay, Mandarin and certain Indian languages. This new content, when available, will also enable us to penetrate niche markets globally. We have identified content genres and major regional players, with whom we will collaborate with, to produce, amongst others, drama serials, news and infotainment channels and children edutainment programmes. The Malaysian services will soon have a number of new services, particularly in the Malay language, which will enable us to provide distinctive content in Malaysia, as well as in Indonesia when we start services in the country.

Current year prospects will be affected by the continuing increase in total subscriber acquisition costs, in line with the robust growth in our pay-TV subscriber base. As stated earlier, adoption of the IFRS will result in a full-year charge for staff share options scheme, amounting to RM49 million, for the current fiscal year. In addition, we expect to incur certain costs, estimated at RM30 million, related to expansion of the Malaysian pay-TV service, and another RM20 million for start-up losses associated with our programming and content joint-ventures.

Our participation in the Indonesian satellite TV joint-venture is now expected to take effect later this year. Accordingly, the start-up costs are not expected to materially affect the results of the current fiscal year.

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com

In summary, the operating conditions remain attractive for all our businesses as evidenced by our top-line and pay-TV subscriber growth. With our better understanding of the dynamics of the broader mass urban market, we are confident that the measures we have put in place will allow us to continue to build and manage a quality subscriber base, and to deliver long term growth for our shareholders.

Ralph Marshall

Group Chief Executive Officer

8 September, 2005

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com



Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/09/2005 18:33:46
Reference No AA-050908-57867

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/07/2005
* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 31/01/2006
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



Q2 Jul 05 Bursa Malaysia Quarter Report_ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/07/2005**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/07/2005	31/07/2004	31/07/2005	31/07/2004
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	499,321	423,455	972,561	814,525
2	Profit/(loss) before tax	52,082	54,799	117,450	94,033
3	Profit/(loss) after tax and minority interest	43,995	33,400	83,802	53,128
4	Net profit/(loss) for the period	43,995	33,400	83,802	53,128
5	Basic earnings/(loss) per share (sen)	2.29	1.74	4.36	2.77
6	Dividend per share (sen)	1.50	0.00	1.50	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.6200	0.6100

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/07/2005	31/07/2004	31/07/2005	31/07/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	51,886	93,827	124,133	149,604
2	Gross interest income	6,461	8,938	12,651	19,937
3	Gross interest expense	9,908	41,987	19,437	63,170

Remarks :

An interim (tax-exempt) dividend of 1.5 sen per ordinary share (FY2005: Nil) has been declared by the Board of Directors in respect of the financial year ending 31 January 2006 payable on a date to be determined later.

Note: The above information is for the Exchange internal use only.


TM

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the second quarter ended 31 July 2005 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/2005	QUARTER ENDED 31/07/2004	**SIX MTHS ENDED 31/07/2005**	SIX MTHS ENDED 31/07/2004
		RM'm	RM'm	**RM'm**	RM'm
Revenue	8	**499.4**	423.5	**972.6**	814.5
Cost of sales (excluding set-top box subsidies)		**(239.0)**	(182.6)	**(463.9)**	(381.5)
Gross profit (excluding set-top box subsidies)		**260.4**	240.9	**508.7**	433.0
Set-top box subsidies [1]		**(77.6)**	(51.7)	**(141.1)**	(114.6)
Gross profit		**182.8**	189.2	**367.6**	318.4
Other operating income		**1.8**	1.6	**3.7**	2.6
Marketing and distribution costs		**(45.5)**	(32.7)	**(82.8)**	(63.0)
Administrative expenses [2]		**(87.3)**	(64.3)	**(164.4)**	(108.4)
Profit from operations [3]	8	**51.8**	93.8	**124.1**	149.6
Finance costs (net)		**(1.4)**	(38.2)	**(8.1)**	(53.7)
Profit/(loss) from investment in associates		**1.6**	(0.8)	**1.4**	(1.9)
Profit from ordinary activities before taxation		**52.0**	54.8	**117.4**	94.0
Taxation	15	**(10.0)**	(21.4)	**(37.2)**	(40.9)
Profit for the period		**42.0**	33.4	**80.2**	53.1
Loss attributable to minority interests		**2.0**	-	**3.6**	-
Profit attributable to equity holders of the Company		**44.0**	33.4	**83.8**	53.1



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/2005	QUARTER ENDED 31/07/2004	**SIX MTHS ENDED 31/07/2005**	SIX MTHS ENDED 31/07/2004
Earnings per share:	26	**Sen**	Sen	**Sen**	Sen
- Basic		**2.29**	1.74	**4.36**	2.77
- Diluted*		**2.28**	1.74	**4.33**	2.76

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 68,247,200 ordinary shares under the 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS").

Note

(1) The increase in set-top box subsidies in the quarter is driven mainly by the increase in subscriber gross additions of 41K in the MC-TV business segment. This increase in subscriber growth has led to an increase in total set-top box subsidies of RM25.9m.

(2) The increase in administrative expenses in the current quarter is due to a charge of RM12.3m taken for the adoption of new International Financial Reporting Standards ("IFRS") as disclosed in Note 1 on page 9, and an increase in doubtful debt provision of RM15m due to implementation of new Customer Relationship Management System that caused us to suspend our normal collection processes. This suspension saw a portion of the debt from disconnected subscribers age to a point where a full 100% provision has been taken in accordance with our standard policy. On a YTD basis these increases have been RM25.7m for the IFRS changes and RM18.1m for the increase in bad debt provision.

(3) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/2005	QUARTER ENDED 31/07/2004	**SIX MTHS ENDED 31/07/2005**	SIX MTHS ENDED 31/07/2004
	RM'm	RM'm	**RM'm**	RM'm
Depreciation of property, plant and equipment	**15.0**	19.4	**30.3**	38.9
Amortisation of film library and programme rights	**33.1**	33.5	**69.6**	58.7
Amortisation of other intangible assets	**5.1**	1.1	**9.0**	2.2
Impairment of property, plant and equipment	**-**	0.8	**-**	0.8
Impairment of other intangible assets	**-**	-	**-**	0.4



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/07/2005 RM'm	AS AT 31/01/2005 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**274.8**	282.7
Associates [1]		**19.7**	19.8
Deferred tax assets		**517.5**	548.4
Film library and programme rights		**279.8**	274.4
Other intangible assets [2]		**157.3**	95.6
		1,249.1	1,220.9
CURRENT ASSETS			
Inventories		**27.1**	39.0
Receivables and prepayments		**460.6**	414.2
Tax recoverable		**10.7**	9.4
Deposits, cash and bank balances		**1,052.8**	966.5
		1,551.2	1,429.1
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**33.0**	30.8
Payables		**540.8**	534.7
Tax liabilities		**2.1**	0.8
		575.9	566.3
NET CURRENT ASSETS		**975.3**	862.8
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**18.7**	15.9
Borrowings (interest bearing)	19	**339.9**	354.9
Payables		**226.3**	153.5
		584.9	524.3
NET ASSETS		**1,639.5**	1,559.4



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	AS AT 31/07/2005 RM'm	AS AT 31/01/2005 RM'm
CAPITAL AND RESERVES			
Attributable to equity holders of the Company :			
Share capital		**1,192.8**	1,192.2
Share premium		**2,121.8**	2,118.9
Merger reserves		**518.4**	518.4
Exchange reserves		**(4.6)**	(1.1)
Hedging reserves		**5.4**	(1.6)
Other reserves		**25.6**	-
Accumulated losses		**(2,231.7)**	(2,267.4)
		1,627.7	1,559.4
Minority interests		**11.8**	-
		1,639.5	1,559.4
NET TANGIBLE ASSETS PER SHARE (RM)[3]		**0.62**	0.61

Notes:

[1] Associates include goodwill on acquisition of associates with net book value of RM13.8m (31/01/2005: RM13.8m).

[2] Other intangible assets consist of software costs, rights and licenses, prepayments and goodwill on consolidation with net book value of RM88.0m, RM42.3m, RM26.7m and RM0.3m (31/01/2005: RM61.3m, RM2.2m, RM31.8m and RM0.3m) respectively.

[3] Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,639.5m (31/01/2005: RM1,559.4m) are stated after the writing off of total set-top box and receiving equipment subsidies cumulative to-date of RM1,506.5m (31/01/2005: RM1,365.4m).



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable							
Six months ended 31/07/2005	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Hedging reserves	Other reserves	Accumulated losses	Minority interests	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2005	1,922.4	1,192.2	2,118.9	518.4	(1.1)	(1.6)	-	(2,267.4)	-	1,559.4
Foreign exchange differences	-	-	-	-	(3.5)	-	-	-	-	(3.5)
Fair value gain on hedging instrument	-	-	-	-	-	7.0	-	-	-	7.0
Net income recognised directly in equity	-	-	-	-	(3.5)	7.0	-	-	-	3.5
Profit/(loss) for the period	-	-	-	-	-	-	-	83.8	(3.6)	80.2
Total recognised income	-	-	-	-	(3.5)	7.0	-	83.8	(3.6)	83.7
Share options : - Proceeds from shares issue pursuant to ESOS	0.9	0.6	2.8	-	-	-	-	-	-	3.4
- Value of employee services	-	-	0.1	-	-	-	25.6	-	-	25.7
Dilution of equity interest in a subsidiary	-	-	-	-	-	-	-	-	15.4	15.4
Dividend relating to FYE 31.01.2005	-	-	-	-	-	-	-	(48.1)	-	(48.1)
	0.9	0.6	2.9	-	-	-	25.6	(48.1)	15.4	(3.6)
As at 31 July 2005	1,923.3	1,192.8	2,121.8	518.4	(4.6)	5.4	25.6	(2,231.7)	11.8	1,639.5



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity holders of the Company						
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable				
Six months ended 31/07/2004	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2004	1,918.7	1,189.5	2,108.1	518.4	1.4	(2,422.8)	1,394.6
Net income recognised directly in equity : Foreign exchange differences	-	-	-	-	(1.1)	-	(1.1)
Profit for the period	-	-	-	-	-	53.1	53.1
Total recognised income	-	-	-	-	(1.1)	53.1	52.0
As at 31 July 2004	1,918.7	1,189.5	2,108.1	518.4	0.3	(2,369.7)	1,446.6



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2005	SIX MTHS ENDED 31/07/2004
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the period	80.2	53.1
Contra arrangements – revenue	(2.1)	(2.8)
Amortisation of film library and programme rights	69.6	58.7
Other intangible assets		
- Amortisation	9.0	2.2
- Impairment	-	0.4
Property, plant and equipment		
- Depreciation	30.3	38.9
- Impairment	-	0.8
- Gain on disposal	(0.2)	(0.2)
Interest income	(12.6)	(19.9)
Interest expense	19.4	39.8
Interest on early redemption of Bonds	-	23.4
Value of employee services – share options	25.7	-
Taxation	37.2	40.9
(Gain)/loss from investment in associates	(1.4)	1.9
Unrealised foreign exchange (gain)/loss	(2.3)	0.1
	252.8	237.3
Changes in working capital:		
Film library and programme rights	(52.3)	(50.8)
Inventories	11.9	(8.6)
Receivables and prepayments	(34.9)	(8.1)
Payables	0.4	(36.7)
Provision for liabilities and charges	-	(5.0)
	177.9	128.1
Income tax paid	(4.2)	(0.4)
Interest received	11.8	20.3
Net cash flow from operating activities	185.5	148.0



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2005	SIX MTHS ENDED 31/07/2004
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of a subsidiary, net of cash acquired	(26.3)	-
Purchase of property, plant and equipment	(16.6)	(19.9)
Acquisition of intangible assets	(31.7)	(16.6)
Proceeds from disposal of property, plant and equipment	0.4	0.3
Proceeds from disposal of an associate	1.4	-
Net cash flow from investing activities	(72.8)	(36.2)
*Net cash flow from operating and investing activities**	*112.7*	*111.8*
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(16.6)	(33.8)
Interest paid on early redemption of Bonds	-	(23.4)
Proceeds from borrowings	6.0	0.4
Issuance of shares pursuant to ESOS	3.4	-
Repayment of finance lease liabilities	(14.4)	(13.1)
Repayment of borrowings	(5.2)	(640.3)
Net cash flow from financing activities	(26.8)	(710.2)
Net effect of currency translation on cash and cash equivalents	0.4	0.1
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	86.3	(598.3)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	966.5	1,740.3
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,052.8	1,142.0

(*) Represents free cash flow.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Financial Reporting Standards ("FRS") No. 134 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2005.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the presentation, accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2005 except for the adoption of new and revised IFRS during the period. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

The adoption of new and revised IFRS did not result in change in the Group's accounting policies except for the following:

Standards adopted	Up to 31 January 2005	Effective from 1 February 2005	Impact on cumulative quarter ended 31/07/2005
IFRS 2 – Share-based Payments	- There was no charge on the share options granted to employees.	- Cost of share options is charged to the income statement.	Prior year charge: RM 8.1m Quarter 1 charge: RM 5.3m Quarter 2 charge: RM12.3m [1] Total: RM25.7m
IFRS 3 – Business Combinations	- Goodwill was amortised through income statement on a straight-line basis over its estimated useful life.	- Amortisation of goodwill is ceased. Accumulated amortisation as at 31 January 2005 is eliminated with a corresponding decrease in the cost of goodwill.	N/A
	- Goodwill was assessed for an indication of impairment at each balance sheet date.	- Goodwill is tested annually for impairment, as well as when there are indications of impairment.	N/A

Note

[1] The higher charge in quarter 2 is due to a grant of share options dated 1 April 2005.

ASTRO is incorporated in the United Kingdom and is therefore required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2005 have been prepared under UK GAAP. Commencing from the financial year ending 31 January 2006, the Company adopts IFRS for the preparation of its consolidated financial statements as permitted under a new regulation in the United Kingdom – the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004.

The recent amendment to the Malaysian Financial Reporting Act, 1997 (Bill: Financial Reporting (Amendment) Act 2004 – D.R. 27/2004) allows the Company to use acceptable foreign Generally Accepted Accounting Practice ("GAAP"), including IFRS, with effect from 1 January 2005. In view of the change in this legislation, a reconciliation to amounts presented in accordance with Malaysian GAAP is not presented.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters.

4. UNUSUAL ITEMS

There were no unusual items affecting the assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	Number of shares	Proceeds from the shares issue	Number of shares	Proceeds from the shares issue
	'm	RM'm	'm	RM'm
Issuance of new ordinary shares pursuant to the exercise of share options under the ESOS	0.3	1.3	0.9	3.4

Other than as disclosed above, there are no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

Subsequent to the quarter under review, a first and final tax exempt dividend of 2.5 sen per share amounting to RM48.1 million in respect of the financial year ended 31 January 2005, was paid on 26 August 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Library licensing and distribution – the ownership of a Chinese filmed entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding companies.

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/05	QUARTER ENDED 31/07/04	**SIX MTHS ENDED 31/07/05**	SIX MTHS ENDED 31/07/04
	RM'm	RM'm	**RM'm**	RM'm
Revenue				
Multi channel television				
External revenue	**443.8**	377.0	**868.8**	727.8
Inter-segment revenue	**0.2**	-	**0.9**	0.1
Multi channel television revenue	**444.0**	377.0	**869.7**	727.9
Radio				
External revenue	**35.4**	29.9	**64.7**	56.7
Inter-segment revenue	**0.8**	0.9	**1.5**	1.5
Radio revenue	**36.2**	30.8	**66.2**	58.2
Library licensing and distribution				
External revenue	**13.3**	11.9	**24.7**	19.0
Inter-segment revenue	**2.6**	2.0	**5.0**	4.4
Library licensing and distribution revenue	**15.9**	13.9	**29.7**	23.4
Others				
External revenue	**6.9**	4.7	**14.4**	11.0
Inter-segment revenue	**87.7**	23.2	**121.4**	46.7
Others revenue	**94.6**	27.9	**135.8**	57.7
Total reportable segments	**590.7**	449.6	**1,101.4**	867.2
Eliminations	**(91.3)**	(26.1)	**(128.8)**	(52.7)
Total group revenue	**499.4**	423.5	**972.6**	814.5



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/05	QUARTER ENDED 31/07/04	**SIX MTHS ENDED 31/07/05**	SIX MTHS ENDED 31/07/04
	RM'm	RM'm	**RM'm**	RM'm
Profit from operations by segment :				
Multi channel television	**56.5**	102.6	**154.4**	170.6
Radio	**12.2**	12.9	**20.7**	22.4
Library licensing and distribution	**(15.5)**	(14.4)	**(34.7)**	(30.7)
Others/eliminations	**(1.4)**	(7.3)	**(16.3)**	(12.7)
Profit from operations	**51.8**	93.8	**124.1**	149.6

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 July 2005, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 8 September 2005 other than as disclosed in Note 18(a)(3) and Note 18(a)(4).

11. CHANGES IN THE COMPOSITION OF THE GROUP

(a) Acquisition of subsidiaries

(1) ASTRO Nusantara International B.V. ("ANIBV") and ASTRO Nusantara Holdings B.V. ("ANHBV")

On 1 June 2005, ASTRO Overseas Limited ("AOL"), a wholly-owned subsidiary of the Company, incorporated two companies in Netherlands, known as ANIBV and ANHBV. ANIBV and ANHBV both have authorised share capital of EUR90,000 divided into 90,000 ordinary shares of EUR1.00 each, of which 18,000 ordinary shares of EUR1.00 each have been issued and paid-up, respectively.

(2) All Asia Interactive Technologies (BVI) Ltd. ("AAIT")

On 11 July 2005, AOL acquired 1 share of USD1.00 each representing the entire issued and paid-up share capital of AAIT, a company incorporated in the British Virgin Islands for a cash consideration of USD1 only.

11. CHANGES IN THE COMPOSITION OF THE GROUP (continued)

(b) Disposal of an associate

On 22 June 2005, All Asia Television and Radio Company (BVI) Ltd, a wholly-owned subsidiary of the Company, disposed 1,035,714 shares of NTD10 each, which represent its 35.7% shareholding in Hsin-Chi Broadcast Co., Ltd for a total consideration of NTD11.8 million (RM1.4 million).

Other than as disclosed above, there have been no other significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 July 2005, the Group has provided guarantees to third parties amounting to RM1.7m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no significant contingent assets as at 31 July 2005.

13. COMMITMENTS

As at 31 July 2005, the Group has the following commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Capital expenditure	24.7	130.9	155.6
Investment in and advances to associates	43.1	-	43.1
Film library and programme rights	39.1	92.2	131.3
Non-cancellable operating lease	30.6	-	30.6
	137.5	223.1	360.6



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
MEASAT Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd
Valuelabs	Director of a subsidiary of the Company is also a director and shareholder of Valuelabs.

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE SIX MTHS ENDED 31/07/05	AMOUNTS (*) DUE FROM/(TO) AS AT 31/07/05
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Malaysian Mobile Services Sdn Bhd	3.0	3.0
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	9.1	(7.9)
Valuelabs	3.7	(0.6)
Telecommunication services from:		
Maxis Broadband Sdn Bhd	3.3	(3.3)
Expenses related to finance lease:		
MEASAT Satellite Systems Sdn Bhd	8.1	(8.1)

(*) Represents amounts outstanding on transactions entered into during the six months ended 31 July 2005.



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/05	QUARTER ENDED 31/07/04	**SIX MTHS ENDED 31/07/05**	SIX MTHS ENDED 31/07/04
	RM'm	RM'm	**RM'm**	RM'm
Current tax	**2.6**	1.6	**4.2**	1.8
Deferred tax	**7.4**	19.8	**33.0**	39.1
	10.0	21.4	**37.2**	40.9

The Group's effective tax rate for the current quarter of 19% is lower than the Malaysian statutory tax rate of 28% mainly due to the utilisation of unabsorbed Investment Tax Allowance (ITA). As no deferred tax asset was set up in respect of the ITA previously, the utilisation of ITA now does not give rise to a deferred tax asset charge. We have ITA of RM397.2m available, which will continue to be utilised in the future.

The Group's effective tax rate for the 6 months ended 31 July 2005 of 32% is higher than the Malaysian statutory tax rate of 28% due to losses in foreign subsidiaries and certain Malaysian subsidiaries not available for relief at Group level and the non-deductibility of certain operating expenses for tax purposes offset by the utilisation of unabsorbed Investment Tax Allowance in a subsidiary.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.


TM

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced

(1) Internal Group Restructuring

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ("Internal Group Restructuring") in order to create a leaner and more efficient group structure. The completion of the Internal Group Restructuring will result in the removal of intermediary holding companies that are no longer required and achieve efficiencies in operational and financial reporting. In addition, the new structure provides the Group with flexibility for acquiring new businesses and efficient payment of dividends.

As at 8 September 2005, the Company has not completed the following transactions:

(i) Radio Advertising and Programming Systems Sdn Bhd will be voluntarily wound up.
(ii) Asia Company No. 1 Limited (formerly know as ASTRO Overseas Limited) will be voluntarily wound up.

(2) Proposed acquisition of multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed acquisition will result in the Group holding a 51% effective interest in PT Direct Vision. The Group's initial commitment comprises equity capital of USD15.3 million and shareholder loan facilities of USD35 million.

As at 8 September 2005, the Conditions Precedent Date and Closing Date (as defined in the SSA) have been extended to 15 October 2005 and 31 October 2005 respectively.

(3) Share premium cancellation

On 13 June 2005, the Company announced the proposed cancellation of share premium account ("Proposed Cancellation") which involves the cancellation of the sum standing to the credit of the share premium account as at the hearing date of the petition seeking confirmation of the Proposed Cancellation ("Petition") by the High Court of Justice in England and Wales (the "Court"). The special resolution for the Proposed Cancellation was duly passed by the shareholders of the Company on 20 July 2005.

On 24 August 2005, the hearing date of the Petition, the Court granted the Order confirming the Proposed Cancellation and accordingly, the amount of RM2.12 billion standing to the credit of the share premium account at the close of business on 24 August 2005 was transferred to the Company's distributable reserve.

The Company provided an undertaking to the Court not to make any distributions until the amount owing to non-consenting creditors and other liabilities amounting to RM26.85 million as at 31 August 2005 are settled or consented to the Proposed Cancellation.

The Proposed Cancellation took effect on 31 August 2005 when the Order was registered at the Registrar of Companies of England and Wales.



18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(a) Status of corporate proposal announced (continued)

(4) Goal TV Limited ("GTV")

The Company had on 12 August 2005 announced that the Group paid a sum of USD0.75 million in cash to GTV on 11 August 2005 pursuant to a conditional agreement to subscribe for shares in GTV ("Shareholders' Agreement") entered into between the Company's subsidiary AAIT, GTV and Yes Television (Hong Kong) Limited ("Yes TV") on 28 July 2005. Pursuant to the Shareholders' Agreement, AAIT or its affiliates shall subscribe for 5,000,000 shares ("Share Subscription") and Yes TV 1,666,664 shares representing 75% and 25% respectively of the enlarged issued and paid up share capital of GTV. The remaining USD4.25 million shall be paid upon completion. As at 8 September 2005, the Share Subscription has not been completed.

Other than as disclosed above, there were no incomplete corporate proposals as at 8 September 2005.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 8 September 2005 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds [1]	Utilised to date	Amounts outstanding
	RM'm	RM'm	RM'm
Repayment of a private debt securities facility [2]	632.4	(632.4)	-
Repayment of a foreign export credit agency structured trade facility	77.1	(77.1)	-
Repayment of bearer promissory notes [3]	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses [4]	107.7	(107.7)	-
Working capital / general corporate purposes	568.3	(518.8)	49.5
	2,029.9	(1,961.4)	68.5

Note:

(1) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

(2) Following the full repayment of the private debt securities facility, the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred in this analysis to working capital / general corporate purposes.

(3) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

(4) The Company has made full settlement of the listing expenses. Accordingly, the remaining balance of RM2.7 million on the proposed utilisation of the IPO proceeds for listing expenses has been transferred in this analysis to working capital / general corporate purposes.


TM

19. GROUP BORROWINGS AND DEBT SECURITIES

The amounts of Group borrowings and debt securities as at 31 July 2005 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1] – INR23.0m	2.0	-	2.0
BPI Facilities[2]	-	296.8	296.8
Finance lease liabilities[3]	31.0	43.1	74.1
	33.0	339.9	372.9

Notes:

(1) A standby letter of credit has been provided as security for the bank loan.

(2) All the assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security for the BPI Facilities.

The rights, titles, interests and benefits of MBNS of the following are also assigned for the BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with MEASAT Satellite Systems Sdn Bhd, the transponder insurance and the broadcasters all risks policies.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(4) The Company entered into a USD300 million Guaranteed Term and Revolving Facilities Agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities shall be guaranteed by MBNS and RAPS and comprise Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), which will be used to refinance, prepay or reimburse the Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries. On 31 May 2005, the guarantee of RAPS has been provided. As at 31 July 2005, the Company has not drawn on the facilities.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off balance sheet financial instruments as at 8 September 2005.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 8 September 2005.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Second Quarter 2006) against the preceding quarter (First Quarter 2006)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2005	FIRST QUARTER 30/04/2005	**SECOND QUARTER 31/07/2005**	FIRST QUARTER 30/04/2005
Consolidated Performance				
Total Revenue	**499.4**	473.2		
Subscriber Acquisition Costs (SAC)[2]	**106.9**	84.4		
EBITDA[3]	**72.0**	91.6		
EBITDA Margin (%)	**14.4**	19.4		
Net Profit	**44.0**	39.8		
Free Cash Flow[4]	**81.2**	31.5		
Net Increase in Cash	**62.7**	23.6		
Capital expenditure[5]	**20.8**	27.4		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**407.5**	390.9		
Advertising revenue	**27.3**	26.8		
Other revenue	**9.2**	8.0		
Total revenue	**444.0**	425.7		
SAC[2]	**106.9**	84.4		
EBITDA[3]	**70.4**	112.3		
EBITDA Margin (%)	**15.9**	26.4		
Capital expenditure[5]	**18.5**	23.4		
Total subscriptions-net additions ('000)			**77**	65
Total subscriptions-end of period ('000)			**1,840**	1,763
Residential subscribers-net additions ('000)			**67**	63
Residential subscribers-end of period ('000)			**1,696**	1,629



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (Second Quarter 2006) against the preceding quarter (First Quarter 2006) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2005	FIRST QUARTER 30/04/2005	SECOND QUARTER 31/07/2005	FIRST QUARTER 30/04/2005
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			80	80
Churn (%)			9.4	8.5
SAC per set-top box sold (RM)			786	734
Content cost (RM per subscriber per mth)			25	26
(ii) Radio[1]				
Revenue	36.2	30.0		
EBITDA[3]	13.2	9.2		
EBITDA Margin (%)	36.5	30.7		
Listeners ('000)[6]			10,407	10,407
Share of radio adex (%)[7]			82	79
(iii) Library Licensing and Distribution[1]				
Revenue	15.9	13.8		
EBITDA[3]	(15.0)	(18.6)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			29	39
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			1,740	1,665
Malaysian film production – theatrical release			nil	nil

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2005 performed by NMR in April 2005.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(A) **Performance of the current quarter (Second Quarter 2006) against the preceding quarter (First Quarter 2006) (continued)**

Consolidated Performance

Turnover

For the current quarter, the Group recorded consolidated revenues of RM499.4m which was RM26.2m or 5.5% higher than RM473.2m in the preceding quarter. The increase was driven by higher subscription revenue from MC-TV segment of RM16.6m due to continued growth in subscriber base. Group advertising revenue of RM63.8m was higher than the preceding quarter by RM6.4m mainly contributed by increased Radio airtime sales (RM6.1m or 20.8%). Library Licensing and Distribution revenue also increased by RM2.1m in comparison to RM13.8m in the preceding quarter.

EBITDA

The Group EBITDA decreased to RM72.0m in the current quarter from RM91.6m in the preceding quarter. This RM19.6m or 21.4% decline was due to 2 primary reasons:

(a) an increase in subscriber acquisition costs of RM22.5m associated with an increase in gross additions of 20K in the quarter. The total SAC increase was made up of set-top box costs related to the additional new subscribers and a seasonal increase in marketing costs relating to program and acquisition initiatives:

(b) we also increased our provision for doubtful debt by RM13 million due to aging of disconnected subscriber debt directly attributable to the implementation of our new Customer Relationship Management system. Since the implementation of the system we have not been able to run our normal collection processes such as demand letters, use of 3rd party collection agencies and legal action. As these accounts are now well overdue and these subscribers have been disconnected, we have increased our provision in line with our standard provision policies.

Free Cash Flow

Free cash flow generated was RM81.2m compared to RM31.5m in the preceding quarter. The increase was mainly due to lower working capital coupled with decreased capital expenditure and acquisition of new business, which compensated the unfavourable EBITDA results.

Net Cash Flow

There was a net increase in cash of RM62.7m compared to a net cash increase of RM23.6m in the preceding quarter. The growth was attributed to higher free cash flow generated, partially offset by half yearly interest payment.

Capital Expenditure

Group capital expenditure for the current quarter totalled RM20.8m, compared to RM27.4m in the preceding quarter.



22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2006) against the preceding quarter (First Quarter 2006) (continued)

Multi channel TV

MC-TV segment achieved total revenue of RM444.0m, which was RM18.3m or 4.3% higher than the preceding quarter. The increase was mainly attributable to higher subscription revenue of RM16.6m driven by enlarged subscriber base.

Residential subscriber net additions of 67,200 increased by 4,200 or 6.7% from 63,000 in the preceding quarter. The improvement was due to continuing growth in gross additions partially offset by higher subscriber churn, as follows:

Residential subscriber ('000)	Second Quarter 2006	First Quarter 2006	Variance
Gross additions	127.5	107.7	19.8
Churn	(60.3)	(44.7)	(15.6)
Net additions	67.2	63.0	4.2

MAT churn increased to 9.4% in the current quarter compared to 8.5% in the preceding quarter due to more stringent disconnection period for new subscriber accounts as mentioned previously. With this new policy commencing in early July we have an one off impact to churn of 0.7% for the quarter as we reduced the disconnection tolerance from 70 days to 45 days for all accounts less than 6 months old, which number more than 250,000.

ARPU decreased marginally from RM80.4 in the preceding quarter to RM79.6 in the current quarter due to decreased basic revenue mainly from growth in Malay language segment which contributed lower ARPU, partly offset by higher interactive revenue driven by the popular reality show, Akademi Fantasia 3, and increased late payment and reconnection revenue with the resumption of the billing capability of the said fees in mid-March 2005.

SAC's per box increased from RM734 in the preceding quarter to RM786 per box in the current quarter. This increase was due to lower box revenue coupled with higher marketing and sales costs.

Radio

Radio's revenue of RM36.2m was RM6.2m or 20.7% higher than RM30.0m in the preceding quarter mainly driven by higher airtime sales across all radio stations from an increase in advertising rates effective March 2005, as well as additional revenue stream from a newly acquired station, THR.fm, towards the end of the preceding quarter.

Library Licensing and Distribution

Library Licensing and Distribution's revenue of RM15.9m was RM2.1m or 15.2% higher than RM13.8m in the preceding quarter driven by higher program blocks and content licensing income from the Movie Channel business.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2005 (First Half 2006) against the corresponding six months ended 31 July 2004 (First Half 2005)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2005	SIX MTHS ENDED 31/07/2004	**SIX MTHS ENDED 31/07/2005**	SIX MTHS ENDED 31/07/2004
Consolidated Performance				
Total Revenue	**972.6**	814.5		
Subscriber Acquisition Costs (SAC)[2]	**191.3**	154.9		
EBITDA[3]	**163.6**	192.0		
EBITDA Margin (%)	**16.8**	23.6		
Net Profit	**83.8**	53.1		
Free Cash Flow[4]	**112.7**	111.8		
Net Increase / (Decrease) in Cash	**86.3**	(598.3)		
Capital expenditure[5]	**48.2**	36.4		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**798.5**	650.7		
Advertising revenue	**54.1**	47.0		
Other revenue	**17.1**	30.2		
Total revenue	**869.7**	727.9		
SAC[2]	**191.3**	154.9		
EBITDA[3]	**182.7**	205.6		
EBITDA Margin (%)	**21.0**	28.2		
Capital expenditure[5]	**41.9**	30.1		
Total subscriptions-net additions ('000)			**142**	112
Total subscriptions-end of period ('000)			**1,840**	1,505
Residential subscribers-net additions ('000)			**130**	103
Residential subscribers-end of period ('000)			**1,696**	1,386
ARPU – residential subscriber (RM)			**80**	80
Churn (%)			**9.4**	9.6
SAC per set-top box sold (RM)			**762**	754
Content cost (RM per subscriber per mth)			**25**	25



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2005 (First Half 2006) against the corresponding six months ended 31 July 2004 (First Half 2005) (continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2005	SIX MTHS ENDED 31/07/2004	**SIX MTHS ENDED 31/07/2005**	SIX MTHS ENDED 31/07/2004
(ii) Radio[1]				
Revenue	**66.2**	58.2		
EBITDA[3]	**22.4**	23.4		
EBITDA Margin (%)	**33.8**	40.2		
Listeners ('000)[6]			**10,407**	8,861
Share of radio adex (%)[7]			**80**	74
(iii) Library Licensing and Distribution[1]				
Revenue	**29.7**	23.4		
EBITDA[3]	**(33.6)**	(29.5)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**68**	54
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,702**	1,415
Malaysian film production – theatrical release			**nil**	2

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the cost incurred in activating new subscribers for the period under review, to the DTH multi-channel subscription service, including sales and marketing expenses and set-top box and receiving equipment costs.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure represents expenditure on acquiring property, plant and equipment, including capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2005 and Sweep 1, 2004 performed by NMR in April 2005 and April 2004 respectively.
7. Based on NMR Adex Report.



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) **Performance of the current six months ended 31 July 2005 (First Half 2006) against the corresponding six months ended 31 July 2004 (First Half 2005) (continued)**

Consolidated Performance

Turnover

The Group recorded consolidated revenues of RM972.6m which was RM158.1m or 19.4% higher than RM814.5m recorded in first half 2005. The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM147.8m or 22.7% due to enlarged subscriber base. Advertising revenue increased by RM17.8m primarily contributed by MC-TV and Radio segments. Library Licensing and Distribution revenue also improved to RM29.7m, an increase of RM6.3m from RM23.4m in first half 2005.

EBITDA

Group EBITDA of RM163.6m decreased by RM28.4m or 14.8% from RM192.0m in First Half 2005. EBITDA was principally impacted by an increase in total SAC's of RM36.4m directly attributable to the positive growth in gross additions in the period of 47K; the ESOS/MSIS share option charges of RM25.7m for the half year; and an increase in the provision for subscriber debt of RM18.1m. Without these three principal cost increases, underlying EBITDA margin has increased from 23.6% in First Half 2005 to 25.1% in First Half 2006.

Free Cash Flow

Free cash flow generated was RM112.7m compared to RM111.8m in First Half 2005. This marginal increase was due to higher cash inflow from operating activities as driven by lower working capital, nevertheless being offset by increases in capital expenditure and acquisition of management rights in new content business.

Net Cash Flow

There was a net increase in cash of RM86.3m, compared to a net decrease of RM598.3m in First Half 2005, as the Group utilised the IPO proceeds for the repayment of bonds and medium term notes under the PDS facility of RM570m and ECA facility of RM60m.

Capital Expenditure

Group capital expenditure totalled RM48.2m in First Half 2006, of which RM41.9m was for MC-TV requirements, and represented a RM11.8m higher spent over last year.

Multi channel TV

MC-TV segment achieved total revenue of RM869.7m, which was RM141.8m or 19.5% higher than First Half 2005. The increase was driven by higher subscription and advertising revenues as a result of continuing growth in the business.



22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2005 (First Half 2006) against the corresponding six months ended 31 July 2004 (First Half 2005) (continued)

Multi channel TV (continued)

In the first half we have continued to undertake the implementation of a new Customer Relationship Management system that has impacted our operational and financial performance. Quarter 1 revenues were impacted by our inability to bill late charges and reconnection fees amounting to RM3 million. In addition we have had to suspend debt collection procedures for the half resulting in a deterioration of the ageing profile of our debtors. We have increased provision for doubtful debts by RM18m to RM29m in accordance with normal provision policy. Debt collection activities have now resumed and we expect to see doubtful debt provisions back to normal levels for the second half of the year.

Residential subscriber net additions were 130,200, which increased substantially by 27,200 or 26.4% compared to 103,000 achieved in First Half 2005. This was driven by growth in the mass urban market following the smartcard swap exercise completed in September 2004 coupled with aggressive marketing initiatives involving free set-top boxes and installation promotions.

MAT churn decreased marginally to 9.4% in First Half 2006 from 9.6% in First Half 2005.

ARPU for First Half 2006 remained the same as First Half 2005 at RM80.

SAC per box sold for First Half 2006 was RM762, an increase of RM8 from RM754 in First Half 2005. This was a result of decreased set-top box retail selling prices, partially offset by lower set-top box costs and marketing/sales expenses.

Radio

Radio's revenue of RM66.2m was RM8.0m or 13.7% higher than RM58.2m achieved in First Half 2005. This improvement was mainly driven by increased advertising revenue driven by increases in airtime rate and additional revenue streams from newly acquired radio station.

Library Licensing and Distribution

Library Licensing and Distribution generated revenue of RM29.7m which was RM6.3m or 26.9% higher than First Half 2005 mainly contributed by program blocks sales and higher content licensing revenue driven by expansion in existing and new territories.


TM

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2006 (FY2006)

There has been continuing strong demand for the Group's products and services during the period under review, with all segments performing within expectations.

Following on from the first half result, we expect to see our full year results impacted by:

i) The cost of share-based payments amounting to RM49m (of which prior year charges account for RM8.1m) arising on the adoption of new IFRS accounting standards.
ii) Increase in total subscriber acquisition costs if the currently experienced subscriber growth levels continue.
iii) Certain costs, estimated at RM30m, which will be incurred in respect of the planned expansion of the Malaysian multi channel television services.
iv) An estimated RM20m in start up losses relating to programming and content joint ventures.

Our participation in the Indonesian DTH Joint Venture is now expected to take effect later this year. Accordingly, it is not anticipated that start up costs will materially impact Group results for the current financial year.

Having regard to the above and barring any unforeseen circumstances, it is anticipated that the Group's overall performance will be satisfactory for the financial year ending 31 January 2006.

24. PROFIT FORECAST

Not applicable as the Group did not publish any profit forecast.

25. DIVIDENDS

The Board of Directors is pleased to declare an interim (tax-exempt) dividend of 1.5 sen per ordinary share (FY2005: Nil) in respect of the financial year ending 31 January 2006. The dividend will be paid on a date yet to be determined.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/05	QUARTER ENDED 31/07/04	**SIX MTHS ENDED 31/07/05**	SIX MTHS ENDED 31/07/04
(1) Basic earnings per share					
Profit attributable to equity holders of the Company	RM'm	**44.0**	33.4	**83.8**	53.1
Weighted average number of ordinary shares	'm	**1,923.1**	1,918.7	**1,922.9**	1,918.7
Basic earnings per share	sen	**2.29**	1.74	**4.36**	2.77
(2) Diluted earnings per share					
Profit attributable to equity holders of the Company	RM'm	**44.0**	33.4	**83.8**	53.1
Weighted average number of ordinary shares	'm	**1,923.1**	1,918.7	**1,922.9**	1,918.7
Adjusted for share options granted	'm	**10.9**	6.0	**12.2**	6.3
Adjusted weighted average number of ordinary shares	'm	**1,934.0**	1,924.7	**1,935.1**	1,925.0
Diluted earnings per share*	sen	**2.28**	1.74	**4.33**	2.76

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 68,247,200 ordinary shares under the ESOS and MSIS.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

8 September 2005

Kuala Lumpur

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33088 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **09/09/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 20,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 13 September 2005.

General Announcement
Reference No **MM-050913-47879**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/09/2005**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" OR "THE COMPANY")**

Contents :

NOVATION AGREEMENT TO THE SUBSCRIPTION AND SHAREHOLDERS' AGREEMENT ("SSA") IN RELATION TO THE ESTABLISHMENT OF JOINT VENTURE FOR DIGITAL SATELLITE PAY TELEVISION AND MULTIMEDIA BUSINESS IN INDONESIA

We refer to the announcement dated 11 March 2005 wherein, on our behalf, Commerce International Merchant Bankers Berhad ("CIMB") announced that we, through our wholly-owned subsidiaries, ASTRO Multimedia Corporation N.V. and ASTRO Multimedia N.V. (collectively, "Astro Shareholders"), and Asia Company No. 1 Limited *(formerly known as ASTRO Overseas Limited)* ("ACNL") (being the covenantor for the Astro Shareholders) together with PT Ayunda Prima Mitra ("BM Shareholder") and PT Broadband Multimedia Tbk ("BM") (being the covenantor for the BM Shareholder), have agreed to participate in a joint-venture company, PT Direct Vision (to be renamed PT Astro Nusantara Media after the joint venture arrangement is formalised) ("PT Direct Vision"), to provide digital satellite pay television and multimedia services in Indonesia ("Joint-Venture"). Collectively, the Astro Shareholders and the BM Shareholder are referred to as the "Parties".

The SSA was subsequently amended via an Amendment Agreement dated 10 June 2005 and a Second Amendment Agreement dated 15 July 2005 (collectively, "Amendment Agreements"). The Amendment Agreements were duly announced by CIMB.

All abbreviations and definitions used hereinafter shall be the same as those used in the announcement mentioned above unless otherwise specified.

On our behalf, CIMB wishes to announce that, pursuant to a Novation Agreement dated 13 September 2005, the Parties together with ACNL, BM and PT Direct Vision have agreed to the following:

i. to release and discharge the Astro Shareholders and ACNL from their respective obligations under the Amendment Agreements;

ii. the substitution of ASTRO Nusantara International B.V. ("ANI") and ASTRO Nusantara Holdings B.V. ("ANH"), (collectively, "New Astro Shareholders") in place of the Astro Shareholders and ASTRO Overseas Limited *(formerly known as AAAN (Bermuda) Limited)* ("AOL") in place of ACNL as the new Astro Covenantor;

iii. Each of ANI, ANH and AOL undertakes with each of the BM Covenantor, the BM Shareholder and PT Direct Vision to accept, observe, perform and discharge all liabilities and obligations of the Astro Shareholders and ACNL respectively howsoever arising under the Amendment Agreements;

iv. Each of the BM Covenantor, the BM Shareholder and PT Direct Vision hereby releases and discharges the Astro Shareholders and ACNL from all claims and demands, and from each of its respective liabilities and obligations howsoever arising under the Amendment Agreements;

v. Each of the Astro Shareholders and ACNL hereby releases and discharges the BM Covenantor, the BM Shareholder and PT Direct Vision from all existing claims and demands and from each of its respective liabilities and obligations, howsoever arising under the Amendment Agreements; and

vi. ANI, ANH and AOL warrant that they are wholly owned subsidiaries, direct or indirect, of AAAN, respectively.

This announcement is dated 13 September 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 15/09/2005 18:05:52
Reference No AA-050915-61421

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Notification pursuant to Paragraph 9.36 of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

Pursuant to Paragraph 9.36 of the Listing Requirements of Bursa Malaysia Securities Berhad, the Board of Directors of ASTRO wishes to announce that a notice of registration by the Registrar of Companies, England and Wales of the Court Order dated 24 August 2005 granted by the High Court of Justice in England and Wales, Chancery Division confirming the cancellation of the share premium account of ASTRO has been published in The Financial Times, United Kingdom today ("Notice of Registration").

A form of the Notice of Registration is attached.



Sharepremium advertisement.p

This announcement is dated 15 September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
No. 5092 of 2005
IN THE MATTER OF

ASTRO ALL ASIA NETWORKS plc

and IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that an Order of the High Court of Justice, Chancery Division dated 24th August 2005 confirming the cancellation of share premium account of the above named Company was registered by the Registrar of Companies on the 31st August 2005.

Dated the 15th day of September 2005

CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP
10 Upper Bank Street, London E14 5JJ (Ref: KO)
Solicitors to the Company

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33187 OF 2005

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **16/09/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 57,100 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 20 September 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 16/09/2005 17:53:39
Reference No AA-050916-60997

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 3,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.80 per share on 16 September 2005. She does not hold any shares in the Company after the disposal.

This announcement is dated 16 September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 20/09/2005 17:49:46
Reference No AA-050914-63061

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Incorporation of New Subsidiary

* **Contents :-**

The Board of Directors of ASTRO wishes to announce the incorporation of a wholly foreign owned enterprise in China Consulting Limited, details of which are attached.



Beijing Celestial Channel Consulting Limite

This announcement is dated 20 September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33239 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **21/09/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 2,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 23 September 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 27/09/2005 18:08:23

Reference No AA-050927-62055

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc - Article entitled "Hazy about Astro's Indonesian JV"

* **Contents :-**

We refer to the article "Hazy about Astro's Indonesian JV" dated September 26, 2005 in The Edge Malaysia and wish to make the following clarifications.

As stated in our announcement to Bursa Securities on 11 March 2005, we entered into an agreement to acquire a 51% interest in PT Direct Vision, based on the Multimedia License it held and Foreign Investment Board ("BKPM") approval. This agreement was conditional on the receipt of all regulatory approvals, including the potential application of the Indonesian Broadcasting Law.

Recently, the Indonesian Government has issued regulations governing a new licensing regime under the Broadcasting Law (which limits foreign ownership to 20%), that is applicable to all new and existing operators.

Accordingly, we are currently discussing with our joint venture partner and the regulators to restructure our agreement to comply with these new regulations and to achieve our operating objectives for the joint venture.

As announced on 8 September 2005, there will be no material impact on the Group's results for the current financial year FY2006 as our participation in the Indonesian joint-venture is now expected to take effect later this year.

This announcement is dated 27 September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Entitlements (Notice of Book Closure)
Reference No **AA-050928-36983**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**29/09/2005**

EX-date :**14/10/2005**
Entitlement date :**18/10/2005**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Interim tax exempt dividend of 1.5 sen per ordinary share
Period of interest payment : to
Financial Year End :**31/01/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose, Capital Square,
No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia
Telephone no: 603-27212222
Payment date :**31/10/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**18/10/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.015**
Remarks

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33363 OF 2005
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **30/09/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 37,300 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 4 October 2005.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 30/09/2005 17:39:46
Reference No AA-050929-45448

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - (1) Related Party Transaction pursuant to Paragraph 10.08 of the Listing Requirements of Bursa Malaysia Securities Berhad and (2) Acquisition of a subsidiary

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of ASTRO had on 12 August 2005 announced the payment by its wholly owned subsidiary, All Asia Interactive Technologies (BVI) Ltd ("AAIT") of a sum of USD750,000 in cash to Goal TV Limited ("GTV") pursuant to a conditional agreement entered into between AAIT, GTV and Yes Television (Hong Kong) Limited ("Yes TV") on 28 July 2005 to subscribe for shares in GTV ("Shareholders' Agreement").

GTV changed its name to "Plus Interactive Asia Limited ("Plus Interactive") on 27 September 2005.

2. **DETAILS OF THE RELATED PARTY TRANSACTION / SUBSIDIARY**

Further to the above, the Board is pleased to announce that the Conditions Precedent set out in the Shareholders' Agreement have since been fulfilled and that a balance sum of USD4,250,000 in cash ("Balance") was paid upon Completion on 29 September 2005 for the subscription of 5,000,000 shares representing 75% of the enlarged and issued share capital of Plus Interactive.

The payment of the Balance by AAIT to Plus Interactive is a related party transaction under Paragraph 10.08 of the Listing Requirements of Bursa Securities as set out in paragraph 6 below.

With the Completion of the Shareholders' Agreement, Plus Interactive becomes a subsidiary of AAIT and ultimately of ASTRO. Plus Interactive is a private company incorporated with limited liability in Hong Kong and was established for the purpose of aggregating and distributing content over broadband, providing web portal outsourcing services and providing consultancy services. It has an authorised share capital of USD10 million comprising 10,000,000 shares of USD1 each and an issued and paid up capital of

6,666,666 ordinary shares of USD1 each of which 5,000,000 shares are held by AAIT and 1,666,666 by Yes TV.

3. **RATIONALE**

The Conditions Precedent have all been satisfied and accordingly AAIT is proceeding with Completion of the Shareholders' Agreement to acquire 75% of the share capital of Plus Interactive.

The acquisition of Plus Interactive as a subsidiary will enable ASTRO to have a complete set of capabilities and expertise in broadband content delivery platform that would enhance our current digital multimedia platform capabilities.

4. **APPROVALS REQUIRED**

The payment of the Balance does not require the approval of ASTRO's shareholders or any regulatory authorities.

5. **EFFECT OF THE PAYMENT**

The payment of the Balance will not have any effect on the issued and paid up share capital of ASTRO. It is also not expected to have any material impact on its consolidated net tangible assets or on the consolidated earnings for the financial year ending 31 January 2006.

6. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

Details of the interests of the Directors and Major Shareholders of ASTRO and the nature of their relationships to the parties are as follows:

(i) Plus Interactive and Yes TV are regarded as related parties of ASTRO and AAIT by virtue of Yes TV's direct equity interest of 49% in Goal TV Asia Limited *(formerly known as Goal TV International (Mauritius) Limited)* ("Goal TV"). The remaining 51% of Goal TV is held by ASTRO Overseas Limited, a wholly owned subsidiary of ASTRO.

(ii) Thomas Jonny Kressner is a director of Plus Interactive, Yes TV and Goal TV. He has a deemed equity interest of 24.20% in the ordinary share capital of Yes TV via its holding company, Yes Television plc. However, he does not have any equity interest in ASTRO.

(iii) John Paul McLellan is a director of Yes TV and Goal TV. He has a direct equity interest of 0.0475% in Yes Television plc. However, he does not have any equity interest in Yes TV and ASTRO.

(iv) William Elkin Mocatta is a director of Plus Interactive, Yes TV and Goal TV. He does not have any equity interest in Yes TV and ASTRO.

Save as disclosed, none of the other Directors of ASTRO and AAIT have any interests in the transaction.

7. **STATEMENT BY THE BOARD OF DIRECTORS**

The Directors of ASTRO, having taken into consideration all aspects of the payment of the Balance, are of the opinion that it is in the best interests of the ASTRO Group.

8. **DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUES/OFFER OF**

SECURITIES OF THE SECURITIES COMMISSION

As far as ASTRO is aware, the payment of the Balance has not departed from the Policies and Guidelines on Issues/Offer of Securities of the Securities Commission.

This announcement is dated 30 September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33384 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**

Stock Name : **ASTRO**

Date Announced : **03/10/2005**

Subject : ASTRO - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 1.5 sen per ordinary share tax exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [14 October 2005]

2) The last date of lodgement : [18 October 2005]

3) Date Payable : [31 October 2005]

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33442 OF 2005

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **05/10/2005**

Subject : ASTRO-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 14,000 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 7 October 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33472 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/10/2005**

Subject : ASTRO-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 10,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 11 October 2005.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If you have sold or transferred all your shares in our Company, please hand this Circular together with the Form of Proxy to the purchaser, transferee or agent through whom you sold or transferred your share for their onward transmission to the purchaser or transferee.

Notice of Extraordinary General Meeting ("EGM") together with the Form of Proxy is set out in this Circular. If you are entitled to attend and vote at the EGM, you are entitled to appoint a proxy or proxies to attend and vote for you. The Form of Proxy (if you are unable to attend) should be completed and deposited at the office of our share registrar, Symphony Share Registrars Sdn Bhd (*formerly known as Malaysian Share Registration Services Sdn Bhd*) at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia on or before the date and time indicated below. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.


TM
ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

PART A

PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE AND PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

PART B

PROPOSED CANCELLATION OF SHARE PREMIUM ACCOUNT

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Prepared by


CIMB

Commerce International Merchant Bankers Berhad
Company Number 18417-M

Last day and time for lodging of Form of Proxy	:	Monday, 18 July 2005 at 11:00 a.m.
Date and time of EGM	:	Wednesday, 20 July 2005 at 11:00 a.m. or immediately upon the conclusion or adjournment (as the case may be) of our Second (2nd) Annual General Meeting which has been scheduled to be held at the same venue and on the same day at 10:00 a.m., whichever is later.
Venue of EGM	:	Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia

This Circular is dated 24 June 2005

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

AAAN or Company	:	ASTRO ALL ASIA NETWORKS plc (4841085), a company incorporated in England and Wales, and registered as a foreign company in Malaysia (994178-M)
ACNL	:	Asia Company No. 1 Limited *(formerly known as ASTRO Overseas Limited)* (27901), a company incorporated in Bermuda, our subsidiary
Act	:	Malaysian Companies Act, 1965 and any amendments thereto
AF	:	Hj. Affendi bin Tun Hj. Mohd Fuad Stephens
AGM	:	Annual General Meeting
AMCNV	:	ASTRO Multimedia Corporation N.V. (76325), a company incorporated in the Netherlands Antilles, our subsidiary
AMNV	:	ASTRO Multimedia N.V. (86229), a company incorporated in the Netherlands Antilles, our subsidiary
AMP	:	Airtime Management and Programming Sdn Bhd (403472-D), our subsidiary
AOL	:	ASTRO Overseas Limited *(formerly known as AAAN (Bermuda) Limited)* (27692), a company incorporated in Bermuda and registered as a foreign company in Malaysia (994016-A), our subsidiary
ARM	:	Augustus Ralph Marshall
ASTRO Shaw	:	ASTRO Shaw Sdn Bhd (408829-U), our subsidiary
Audit Committee	:	Our audit committee, currently comprising Bernard Anthony Cragg, Kuok Khoon Ho and Dato' Mohamed Khadar bin Merican
AWT	:	Advanced Wireless Technologies Sdn Bhd (517551-U)
Board or Board of Directors	:	Our Board of Directors
Bonuskad	:	Bonuskad Loyalty Sdn Bhd (438200-T)
Bursa Securities	:	Bursa Malaysia Securities Berhad (635998-W)
CEHL	:	Celestial Entertainment Holdings Limited (821881), a company incorporated in Hong Kong, our subsidiary
Celcom	:	Celcom (Malaysia) Berhad (167469-A)
Celestial	:	Celestial Pictures Limited (542517), a company incorporated in Hong Kong, our subsidiary
CIMB	:	Commerce International Merchant Bankers Berhad (18417-M)
Court	:	High Court of Justice in England and Wales

Court Hearing Date	:	The date of the effective hearing of the Petition to confirm the Proposed Cancellation
Court Order	:	The Order of the Court confirming the Proposed Cancellation
Dato' Badri	:	Dato' Haji Badri bin Haji Masri
Dato' Khadar	:	Dato' Mohamed Khadar bin Merican
DB	:	David John Butorac
Director(s)	:	The directors for the time being of our Company and shall have the same meaning as in Section 4 of the Act and for the purpose of the Proposed Mandate, includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a director of our Company, (or any other company which is our subsidiary or holding company or a subsidiary of our holding company), in accordance with the definition in Chapter 10 of the Listing Requirements
Effective Date	:	The date on which the Proposed Cancellation becomes effective, being the date on which the Court Order is registered by the Registrar of Companies
EGM	:	Extraordinary General Meeting
Excorp	:	Excorp Holdings N.V. (76431), a company incorporated in the Netherlands Antilles, our Major Shareholder
Goal TV	:	Goal TV International (Mauritius) Ltd (*formerly known as All Asia Television Broadcast Ltd*) (15681/2290), a company incorporated in Mauritius, our subsidiary
Group	:	AAAN and its subsidiaries
HomeNet	:	Home Net N.V. (75422)
KNB	:	Khazanah Nasional Berhad (275505-K), our Major Shareholder
Light Style	:	Light Style Sdn Bhd (357432-V)
Listing Requirements	:	Listing Requirements of Bursa Securities
Maestra	:	Maestra Broadcast Sdn Bhd (340960-P), our subsidiary
Major Shareholder	:	A person who has an interest or interests in one or more voting shares in our Company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in our Company and includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a major shareholder of our Company (or any company which is our subsidiary or holding company or a subsidiary of our holding company), in accordance with the definition in Chapter 10 of the Listing Requirements. For the purpose of this definition, "interests in shares" shall have the meaning given in Section 6A of the Act
Malaysian Mobile	:	Malaysian Mobile Services Sdn Bhd (73315-V)

MAS	:	Malaysian Airline System Berhad (10601-W)
Maxis	:	Maxis Communications Berhad (158400-V)
Maxis Broadband	:	Maxis Broadband Sdn Bhd (234053-D)
Maxis Mobile	:	Maxis Mobile Sdn Bhd (229892-M)
MBNS	:	MEASAT Broadcast Network Systems Sdn Bhd (240064-A), our subsidiary
MEASAT Publications	:	MEASAT Publications Sdn Bhd (379611-V), our subsidiary
MIT	:	Multimedia Interactive Technologies Sdn Bhd (488331-D), our subsidiary
MOF Inc	:	Minister of Finance (Incorporated), a corporate body incorporated pursuant to the Minister of Finance (Incorporation) Act, 1957
MRC	:	MEASAT Radio Communications Sdn Bhd (240145-A), our subsidiary
MSM	:	Mohamad Shahrin bin Merican, our Major Shareholder
MSS	:	MEASAT Satellite Systems Sdn Bhd *(formerly known as Binariang Satellite Systems Sdn Bhd)* (247846-X)
NTA	:	Net tangible assets
PanOcean	:	PanOcean Management Limited (70421), a company incorporated in Jersey, Channel Islands, our Major Shareholder
PANV	:	Philippine Animation N.V. (78383), a company incorporated in the Netherlands Antilles, our subsidiary
Persons Connected	:	This shall have the same meaning as in Paragraph 1.01, Chapter 1 of the Listing Requirements
Petition	:	The Petition to the Court seeking confirmation of the Proposed Cancellation
PMP	:	Pan Malaysian Pools Sdn Bhd (171698-P)
Proposed Cancellation	:	Proposed cancellation of the amount standing to the credit of the share premium account of our Company as at the Court Hearing Date
Proposed Mandate	:	Proposed Renewal of Mandate and Proposed New Mandate
Proposed New Mandate	:	Proposed new shareholders' mandate to be obtained for additional RRPTs as listed under Appendix II of this Circular
Proposed Renewal of Mandate	:	Proposed renewal of existing shareholders' mandate for RRPTs, which was approved by our shareholders on 13 July 2004 at our EGM as listed under Appendix II of this Circular
PSIL	:	Pacific States Investment Limited (39120), a company incorporated in Jersey, Channel Islands, our Major Shareholder

PTBM	:	PT Broadband Multimedia Tbk, a company incorporated in Indonesia
PTDV	:	PT Direct Vision, a company incorporated in Indonesia
PTMC	:	PT Multipolar Corporation Tbk, a company incorporated in Indonesia
Registrar of Companies	:	The Registrar of Companies of England and Wales
RCPS	:	Redeemable convertible preference shares
RPS	:	Redeemable preference shares
Related Party(ies)	:	Our Directors, Major Shareholders and/or persons connected with such Directors or Major Shareholders who have an interest, direct or indirect, in the RRPTs as set out in Appendices II and III of this Circular
RPT	:	Transaction entered or proposed to be entered into by our Group which involves the interest, direct or indirect, of a Related Party
RR	:	Rohana binti Tan Sri Datuk Hj. Rozhan
RRPTs	:	Recurrent related party transactions of a revenue or trading nature which are necessary for day-to-day operations and entered or proposed to be entered into by any of our Group with our Related Parties in the ordinary course of business
Share(s)	:	Ordinary share(s) of 10p each in our Company
SMS	:	Short messaging service, a service whereby mobile telephone users may send and receive text messages
SRGAP	:	SRG Asia Pacific Sdn Bhd (385851-P)
TAK	:	Ananda Krishnan Tatparanandam, our Major Shareholder
Tanjong plc	:	Tanjong Public Limited Company (210874), a company incorporated in England and Wales, registered as a foreign company in Malaysia (990903-V) and listed on the Main Board of Bursa Securities and the London Stock Exchange plc
Tayangan Unggul	:	Tayangan Unggul Sdn Bhd (365949-V), our subsidiary
TGV	:	TGV Cinemas Sdn Bhd *(formerly known as Tanjong Golden Village Sdn Bhd)* (305598-W)
THO	:	Tun Haji Mohammed Hanif bin Omar, our Major Shareholder
TPC	:	Tan Poh Ching
Tucson	:	Tucson N.V. (73037), a company incorporated in the Netherlands Antilles, our Major Shareholder
Uday	:	Uday Kumar Gujadhur
UK	:	The United Kingdom
UK Act	:	UK Companies Act, 1985

UT Group	:	UTSB and its subsidiaries
UTES	:	Usaha Tegas Entertainment Systems Sdn Bhd (252755-X), our Major Shareholder
UTSB	:	Usaha Tegas Sdn Bhd (121062-M), our Major Shareholder
UTSBM	:	UTSB Management Sdn Bhd (192357-M)
VADS	:	VADS Berhad (208739-W)
Valuelabs	:	Valuelabs (981/1999)
Yes TV	:	Yes Television (Hong Kong) Limited (612085), a company incorporated in Hong Kong
Yuvraj	:	Yuvraj Kumar Juwaheer
HKD	:	Hong Kong Dollar
RM	:	Ringgit Malaysia
Rp	:	Indonesia Rupiah
USD	:	United States Dollar
£, p	:	Sterling pound, pence

All references to "our Company" and "AAAN" in this Circular are to ASTRO ALL ASIA NETWORKS plc, references to "our Group" is to our Company and our subsidiaries and references to "we", "us", "our" and "ourselves" are to our Company, and save where the context otherwise requires, and our subsidiaries. Unless the context otherwise requires, references to "Management" are to our Directors and key management personnel as at the date of this Circular, and statements as to our beliefs, expectations, estimates and opinions are those of our Management.

Words denoting the singular shall, where applicable, include the plural and vice versa. Words denoting masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference to a time of day shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

PART A – PROPOSED MANDATE

PAGE

LETTER TO YOU CONTAINING:

SECTION

PART B – PROPOSED CANCELLATION OF SHARE PREMIUM ACCOUNT

LETTER TO YOU CONTAINING:

SECTION

CONTENTS **PAGE**

APPENDICES

PART A

PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE AND PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Registered Office in Malaysia:

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Registered Office in UK:

10 Upper Bank Street
London, E14 5JJ
The United Kingdom

24 June 2005

Board of Directors:

Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Deputy Chairman/Group Chief Executive Officer)
Tan Poh Ching (Non-Executive Director)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Kuok Khoon Ho (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)

To : Our Shareholders

Dear Sir/Madam

PROPOSED RENEWAL OF EXISTING SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE AND PROPOSED NEW SHAREHOLDERS' MANDATE FOR ADDITIONAL RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

1.1 On 13 July 2004, we obtained a mandate from our shareholders in respect of RRPTs contemplated in the Proposed Renewal of Mandate.

1.2 The mandate as set out in Section 1.1 above shall, in accordance with the Listing Requirements, lapse at the conclusion of our forthcoming AGM unless authority for its renewal is obtained from you at our forthcoming EGM.

1.3 On 13 June 2005, on our behalf, CIMB announced our intention to seek your approval for the Proposed Mandate at our forthcoming EGM.

1.4 Accordingly, we seek your approvals for the Proposed Renewal of Mandate and the Proposed New Mandate.

1.5 The purpose of this Circular is to provide you with information on the Proposed Mandate and to seek your approval for the resolutions in connection with the Proposed Mandate to be tabled at our forthcoming EGM to be held at Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Wednesday, 20 July 2005 or any adjournment thereof.

YOU ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSED MANDATE TO BE TABLED AT OUR FORTHCOMING EGM. NOTICE OF THE EGM TOGETHER WITH THE FORM OF PROXY IS ENCLOSED IN THIS CIRCULAR.

2. BACKGROUND INFORMATION

2.1 Proposed Mandate and Conditions Attached

2.1.1 Paragraph 10.09 of the Listing Requirements states that with regard to related party transactions involving recurrent transactions of a revenue or trading nature which are necessary for its day-to-day operations, a listed issuer may seek its shareholders' mandate, subject to the following:

(a) the transactions are in the ordinary course of business and are on normal commercial terms and not more favorable to the related party than those generally available to the public and not to the detriment of the minority shareholders;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate together with a breakdown of the aggregate value of the transactions during the financial year based on the type of transactions, names of related parties and their relationship;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D of the Listing Requirements. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or person connected with such director or major shareholder and where it involves the interest of a person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolutions approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolutions approving the transactions.

2.1.2 Where the listed issuer has procured shareholders' mandate pursuant to Paragraph 10.09 of the Listing Requirements, the provisions of Paragraph 10.08 of the Listing Requirements shall not apply.

2.2 Duration of the Proposed Mandate

The Proposed Mandate is subject to annual renewal. In this respect, any authority conferred by the Proposed Mandate shall continue to be in force until:

(a) the conclusion of the next AGM of our Company following the forthcoming EGM at which the Proposed Mandate is passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period, within which the next AGM of our Company is required to be held pursuant to Section 366(3) of the UK Act; or

(c) revoked or varied by a resolution passed by our shareholders in a general meeting,

whichever is the earlier.

Thereafter, our shareholders' approval will be sought for the renewal of the Proposed Mandate at each subsequent AGM or at an EGM held in conjunction with the AGM subject to a satisfactory review by our Audit Committee.

3. DETAILS OF THE PROPOSED MANDATE

3.1 Terms and Nature of RRPTs

The RRPTs, which will be covered by the Proposed Mandate, will be conducted or entered into on normal commercial terms and at arm's length basis which are in the best interest of our Group, and on terms that are not more favourable to our Related Parties than those generally available to the public and not to the detriment of our minority shareholders.

3.2 The companies within our Group to which the Proposed Mandate is applicable

Our principal activity is investment holding and provision of management services while our subsidiaries are involved, inter-alia, in the provision of direct-to-home satellite broadcasting services, radio broadcasting, library licensing and distribution, production and distribution of films and television programming, publication and distribution of magazines, and provision of interactive and multimedia services.

Due to our diversity and size, we enter into transactions with different classes of Related Parties as set out in Section 3.3 below, in the ordinary course of business which are necessary for our day-to-day operations. The details of our subsidiaries involved in the RRPTs covered under the Proposed Mandate are set out in Appendix I.

3.3 The related parties to which the Proposed Mandate is applicable

The Proposed Mandate will apply to transactions entered into or conducted with the following classes of Related Parties:

(a) Our Directors and Major Shareholders; and

(b) Persons connected with our Directors or Major Shareholders.

The details of our Related Parties and the nature of their relationships to which the Proposed Mandate apply are set out in Appendices II and III.

3.4 Categories of RRPT

In the ordinary course of our business, we may enter into RRPTs to purchase, hire or lease or receive (as the case may be), and/or supply or provide goods and services such as research and consultancy services, personnel support, equipment for broadcasting, information technology and multimedia and provision of broadcasting services, which are part of our day-to-day business. Further details of the types of RRPTs are set out below:

(i) Purchase of Goods and Services

Transactions that may be carried out with Related Parties under this category include without limitation:

(a) receipt from Related Parties of project management, consultancy and construction services, and/or project development and consultancy services undertaken by Related Parties; and

(b) purchase or receipt of management services and seconded human resources services by our Group from Related Parties.

(ii) Supply of Goods and Services

Transactions that may be carried out with Related Parties under this category include without limitation:

(a) supply of consultancy and research and development services to Related Parties; and

(b) supply of broadcasting services and related services to Related Parties.

(iii) Promotional and Marketing Activities

Transactions that may be entered into with Related Parties under this category include without limitation:

(a) promotional activities such as sponsorship;

(b) marketing activities involving the rental of cinema hall; and

(c) sale of airtime and online web revenue.

3.5 Nature of the RRPTs

An analysis of the RRPTs to be covered by the Proposed Mandate including the transacting parties, the nature of the RRPTs, the interested Related Parties and the nature of their relationships and the estimated value of the RRPTs are set out in Appendix II.

3.6 Basis of Estimated Value of RRPT

The estimated transaction values (as set out in Appendix II) are based on prevailing or estimated prices, which are or will be formalised (if deemed necessary) in agreements entered or to be entered into by our Group with Related Parties based on normal or expected levels of transaction from the date of our forthcoming EGM to our next AGM.

3.7 Review procedures for the RRPT

We have established the following procedures and guidelines and internal controls to ensure that RRPTs will be entered into on normal commercial terms and on terms which will not be more favourable to our Related Parties than those generally available to third parties dealing at arm's length and will not be to the detriment of our minority shareholders.

(i) To support and supplement the internal control systems, we will adopt the following additional review and approval procedures for RRPTs which are within the Proposed Mandate:

(a) Individual RRPTs that fall below RM50 million each in value will be reviewed and approved in accordance with our Limits of Authority Manual;

(b) Individual RRPTs exceeding RM50 million each in value will be reviewed and considered by our Audit Committee and thereafter, if our Audit Committee shall deem fit, recommend to our Board of Directors for approval; and

(c) A quarterly report on all RRPTs transacted in that quarter will be produced to our Audit Committee for its reference;

(ii) Information on Related Parties and review procedures applicable to all RRPTs which involve the interest, direct or indirect, of such Related Parties have been disseminated to all companies within our Group and will continue to be disseminated from time to time;

(iii) On-going awareness sessions with heads of departments to notify that all RRPTs entered into are subject to the Listing Requirements. All heads of departments in our Company are advised to report on all transactions with Related Parties;

(iv) RRPTs will only be undertaken by our Group after we have ascertained that the transaction prices, rentals, terms and conditions, quality of products/services will be comparable with those prevailing in the market and will meet industry standards. The transaction prices will be based on the prevailing market rates/prices of the service or product and will allow for the usual margin given to or given by any unrelated third parties or will otherwise accord with the normal commercial terms and applicable industry norms. The interests of minority shareholders will also be taken into account when entering into RRPTs to ensure that their rights and interests are upheld;

(v) All RRPTs to be entered into shall be on normal commercial terms and on terms that will be consistent with our Company's usual business practices and policies;

(vi) In the event that a member of our Audit Committee or Board has an interest and/or deemed interest in any particular RRPT, he or she shall declare his or her interest in the RRPT and will refrain from any deliberation and also abstain from voting on the matter at our Audit Committee or Board meeting in respect of the RRPTs;

(vii) A list will be maintained to record all transactions with Related Parties which are entered into pursuant to the Proposed Mandate. Proper records of individual RRPTs entered or to be entered into will also be maintained by all our relevant departments to ensure accurate disclosure thereof. The aggregate value of the RRPTs transacted in accordance with the given mandate shall be disclosed in the annual report of our Company pursuant to Paragraph 10.09(1)(b) of the Listing Requirements. In accordance with the Listing Requirements, in making the disclosure of the aggregate value of RRPTs, a breakdown of the aggregate value of the RRPTs entered into during the financial year will be provided, based on the type of RRPTs entered into and the names of our Related Parties involved in each type of RRPT entered into and their relationship with us;

(viii) All RRPTs entered into pursuant to the Proposed Mandate shall be reviewed under our annual internal audit plan to ensure that all relevant shareholders' approvals have been obtained where necessary, and our review procedures in respect of such RRPTs have been complied with;

(ix) Our Audit Committee shall review our internal audit reports on a quarterly basis to ascertain that our guidelines and procedures established to monitor RRPTs have been complied with;

(x) Should our Audit Committee during its review form an opinion that the RRPTs are not being conducted in accordance with our established terms and procedures and/or are not being conducted on an arm's length basis and on normal commercial terms, and are detrimental to the interests of our minority shareholders, it will advise our Board to convene a general meeting of shareholders to seek a fresh shareholders' mandate for the RRPTs;

(xi) Periodical review of the relevant RRPTs and our existing procedures shall be carried out by our Audit Committee to ascertain that they have been complied with in accordance to the Proposed Mandate; and

(xii) If our Audit Committee is of the view that our abovementioned procedures are insufficient to ensure that RRPTs are undertaken on an arm's length basis and on normal commercial terms and on terms that are not more favourable to our Related Parties than those normally available to the public during their periodic review of our procedures, our Audit Committee has the discretion to request for additional procedures to be imposed on all RRPTs.

3.8 Statement by Audit Committee

Our Audit Committee comprises the following Directors:

Name	Designation	Directorship
Bernard Anthony Cragg	Chairman of Committee	Independent Non-Executive Director
Kuok Khoon Ho	Member of Committee	Independent Non-Executive Director
Dato' Mohamed Khadar bin Merican	Member of Committee	Independent Non-Executive Director

Our Audit Committee periodically reviews our systems and procedures for compiling information on RRPTs mentioned in Appendix II and, if necessary, may request internal audit to review these systems and procedures. Our Audit Committee is of the view that our stipulated procedures are sufficient to ensure that the RRPTs will be entered into on normal commercial terms and on terms which will not be more favourable to our Related Parties than those generally available to third parties dealing at arm's length and will not be to the detriment of our Company's minority shareholders. All reviews by our Audit Committee will be reported to our Board of Directors for its further action.

Our Audit Committee is of the view that our existing review procedures and guidelines stated in section 3.7 above are sufficient to ensure that such RRPTs will be carried out on normal commercial terms which are not prejudicial to the interests of our shareholders and are on terms not more favourable to our Related Parties than those generally available to the public and are not to the detriment of our minority shareholders.

3.9 Disclosure of RRPTs

If the Proposed Mandate is approved, appropriate disclosure will be made in the annual report of our Company of the aggregate value of RRPTs conducted pursuant to the Proposed Mandate during the financial year with a breakdown of the aggregate value of the RRPTs based on the type of transactions, the names of Related Parties involved and their relationships with our Group.

Disclosure will be made in our annual report for each of the subsequent financial years during which the Proposed Mandate remains in force.

4. RATIONALE FOR THE PROPOSED MANDATE AND BENEFITS TO OUR GROUP

4.1 Rationale for the Proposed Mandate

The Proposed Mandate will enable our Group to carry out RRPTs (which are comprised in the Proposed Mandate) necessary for our day-to-day operations on a more efficient and timely basis and eliminate the need for us to make frequent announcements to Bursa Securities or convene separate general meetings to seek our shareholders' approvals, as and when the aforesaid RRPTs arise. The Proposed Mandate will therefore enable our Group to save administrative time and expenses which could be better utilised towards pursuing our corporate objectives.

4.2 Benefits to Our Group

The RRPTs comprised in the Proposed Mandate are of a revenue or trading nature and form part of our Group's operations in the ordinary course of our business which are likely to occur with some degree of frequency and arise at any time and from time to time and are made on an arm's length basis and on normal commercial terms which are not prejudicial to the interests of our shareholders. These transactions may also be constrained by the time-sensitive nature and confidentiality of such transactions, and it may be impractical to seek our shareholders' approval on a case to case basis before entering into such RRPTs.

These transactions allow our Group to be more competitive. Our Related Parties have the necessary expertise and resources to provide the products and services described in Appendix II which are needed for the operations of our Group and vice versa. As such, the RRPTs are beneficial to us in order that our operations are efficiently managed through the utilisation of our Related Parties' resources.

5. EFFECTS OF THE PROPOSED MANDATE

The Proposed Mandate will not have any effect on our issued and paid-up share capital and our major shareholders' shareholdings. The Proposed Mandate is in relation to RRPTs which are of a revenue or trading nature and which form an integral part of our Group's day-to-day operations and hence they contribute and are critical to our financial performance.

6. APPROVALS REQUIRED

The Proposed Mandate is subject to approvals being obtained from you as a shareholder of our Company for the Proposed Mandate at our forthcoming EGM.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Details on the direct and indirect shareholdings of our interested Directors and interested Major Shareholders and Persons Connected to them are set out in Appendix III.

Our interested Directors, as set out in Appendix IV, have abstained and will continue to abstain from deliberating and voting in respect of the Proposed Mandate at our relevant board meetings. In addition, our abovementioned Directors will abstain from voting at our forthcoming EGM on the relevant resolutions in respect of transactions involving their interest and interests of Persons Connected to them pertaining to the Proposed Mandate.

Further, our interested Major Shareholders as set out in Appendix IV, will abstain from voting in respect of their direct and indirect shareholdings in our Company at our forthcoming EGM on the relevant resolutions in respect of transactions involving their interest and interests of Persons Connected to them pertaining to the Proposed Mandate.

Our interested Major Shareholders and interested Directors will undertake to ensure that Persons Connected to them will abstain from voting on the relevant resolutions in respect of the Proposed Mandate at our forthcoming EGM in which they and Persons Connected to them have an interest.

8. DIRECTORS' RECOMMENDATION

Our Board, except for Dato' Badri, ARM, TPC and Dato' Khadar having considered all aspects of the Proposed Mandate, is of the opinion that the Proposed Mandate is in the best interest of our Company.

Accordingly, our Directors, except for Dato' Badri, ARM, TPC and Dato' Khadar recommend that you vote in favour of the ordinary resolutions pertaining to the Proposed Mandate contained herein to be tabled at our forthcoming EGM.

9. EGM

Our EGM, the notice of which is enclosed in this Circular, will be held on Wednesday, 20 July 2005 at 11:00 a.m. at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon the conclusion or adjournment (as the case may be) of the Second AGM of our Company which has been scheduled to be held at the same venue and on the same day at 10:00 a.m., whichever is later, for the purpose of considering and, if thought fit, passing the resolutions as set out in the Notice of our EGM herein to give effect to the Proposed Mandate.

If you are unable to attend and vote at our EGM in person, please complete the Form of Proxy enclosed in this Circular and forward it to our Company's share registrar, Symphony Share Registrars Sdn Bhd (*formerly known as Malaysian Share Registration Services Sdn Bhd*) at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia so as to arrive not less than forty-eight (48) hours before the time fixed for holding our EGM or any adjournment thereof. The Form of Proxy should be completed strictly in accordance with our instructions contained therein. The lodging of the Form of Proxy will not preclude you from attending and voting in person at our EGM should you subsequently find that you are able to do so.

10. FURTHER INFORMATION

You are requested to refer to the attached appendices for additional information.

Yours faithfully
On behalf of the Board of Directors of
ASTRO ALL ASIA NETWORKS plc

Bernard Anthony Cragg
Independent Non-Executive Director

PART B

PROPOSED CANCELLATION OF SHARE PREMIUM ACCOUNT


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Registered Office in Malaysia:

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Registered Office in UK:

10 Upper Bank Street
London, E14 5JJ
The United Kingdom

24 June 2005

Board of Directors:

Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Deputy Chairman/Group Chief Executive Officer)
Tan Poh Ching (Non-Executive Director)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Kuok Khoon Ho (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)

To : Our Shareholders

Dear Sir/Madam

PROPOSED CANCELLATION OF SHARE PREMIUM ACCOUNT

1. INTRODUCTION

1.1 On 13 June 2005, we announced that our Company proposes to cancel our share premium account.

1.2 This Part B of the Circular has been prepared to provide you with information on the Proposed Cancellation and to seek your approval for the resolution in relation to the Proposed Cancellation to be tabled at our forthcoming EGM to be held at Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Wednesday, 20 July 2005 or any adjournment thereof.

2. DETAILS OF THE PROPOSED CANCELLATION

2.1 The Proposed Cancellation involves the cancellation of the sum standing to the credit of our Company's share premium account as at the date of the hearing of the Petition by the Court. As at 30 April 2005 the amount standing to the credit of our Company's share premium account was RM2.12 billion. Subject to confirmation of the Court, the Proposed Cancellation will create a reserve that will be transferred to the distributable reserves of our Company.

2.2 In accordance with Section 135(1) of the UK Act, subject to confirmation of the Court, a company limited by shares may, if so authorised by its articles, by special resolution reduce its share capital in any way. Section 130(3) of the UK Act further provides that the provisions of the UK Act relating to the reduction of a company's share capital apply as if the share premium account were part of its paid up share capital.

2.3 Article 43 of our Articles of Association gives us the requisite authority to cancel our share premium account by special resolution subject to the UK Act including any statutes and subordinate legislation made thereunder for the time being in force and to the rights attached to our existing shares.

2.4 The Court has a duty to ensure that the position of those creditors dealing with our Company, at the date on which the Proposed Cancellation takes effect, is not adversely affected by the Proposed Cancellation. The only external creditors of our Company, other than normal trade creditors and any tax liabilities, are the lenders under (i) the syndicated USD300 million term loan and revolving facilities arranged by Citibank Malaysia (L) Ltd. and DBS Bank Ltd.; (ii) the interest rate swap totalling USD112.5 million with Citibank Malaysia (L) Ltd.; (iii) the interest rate swap totalling USD75 million with DBS Bank Ltd.; (iv) interest rate swap totalling USD37.5 million with Sumimoto Mitsui Banking Corporation; and (v) the bank guarantee facility of USD3.8 million with Citibank Berhad (collectively referred to as the "lenders"). Some of the lenders have consented to the Proposed Cancellation and in respect of the remaining lenders, replies are pending. Normal trade creditors and any tax liabilities will be protected by a cash deposit that may, subject to Court requirements, have to be credited to a separate trust account for the sole benefit of such creditors. All intra group creditors will be consenting to the Proposed Cancellation.

2.5 Our Company will therefore be applying to the Court under the UK Act for confirmation of the Proposed Cancellation.

2.6 The Court will require that the hearing of the Petition and the Effective Date be advertised in a London daily newspaper. After the Proposed Cancellation is confirmed by the Court, announcement(s) will be made to notify our shareholders of the confirmation of the Court and of the Effective Date.

2.7 It is not our intention to make any immediate distribution from the reserves created as a result of the Proposed Cancellation.

3. RATIONALE FOR THE PROPOSED CANCELLATION

The Proposed Cancellation is being sought for the following reasons:

(i) to generate distributable reserves that will give our Company greater financial flexibility in the future; and

(ii) to enhance our ability to pay dividends from time to time out of the profits available for such purpose.

4. EFFECTS OF THE PROPOSED CANCELLATION

The Proposed Cancellation will not have any effect on our issued and paid up share capital nor is it expected to have any impact on consolidated NTA and consolidated income statement of the Company for the financial year ending 31 January 2006.

5. APPROVALS REQUIRED

The Proposed Cancellation is conditional upon the following approvals:

(i) your approval at our forthcoming EGM;

(ii) confirmation by the Court; and

(iii) registration of the Court Order with the Registrar of Companies.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of our Directors and/or Major Shareholders and/or Persons Connected to them has any interest, direct or indirect, in the Proposed Cancellation.

7. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Cancellation, our Board is of the opinion that the Proposed Cancellation is in the best interests of our Company.

Accordingly, our Board recommends that you vote in favour of the special resolution pertaining to the Proposed Cancellation to be tabled at our forthcoming EGM.

8. EGM

Our EGM, the notice of which is enclosed in this Circular, will be held on Wednesday, 20 July 2005 at 11:00 a.m. at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon the conclusion or adjournment (as the case may be) of the Second AGM of our Company which has been scheduled to be held at the same venue and on the same day at 10:00 a.m., whichever is later, for the purpose of considering and, if thought fit, passing the resolution as set out in the Notice of our EGM herein to give effect to the Proposed Cancellation.

If you are unable to attend and vote at our EGM in person, please complete the Form of Proxy enclosed in this Circular and forward it to our Company's share registrar, Symphony Share Registrars Sdn Bhd (*formerly known as Malaysian Share Registration Services Sdn Bhd*) at Level 26, Menara Multi-Purpose, Capital Square, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia so as to arrive not less than forty-eight (48) hours before the time fixed for holding our EGM or any adjournment thereof. The Form of Proxy should be completed strictly in accordance with our instructions contained therein. The lodging of the Form of Proxy will not preclude you from attending and voting in person at our EGM should you subsequently find that you are able to do so.

9. FURTHER INFORMATION

You are requested to refer to the attached appendices for further information.

Yours faithfully
On behalf of the Board of Directors of
ASTRO ALL ASIA NETWORKS plc

Dato' Haji Badri bin Haji Masri
Chairman and Non-Executive Director

DETAILS OF OUR SUBSIDIARIES INVOLVED IN THE PROPOSED MANDATE

Company	Date and country of incorporation	Issued and paid-up share capital	Par value	Effective equity interest held by our Company (%)	Principal Activities
Our Subsidiaries					
AOL	27.01.00; Bermuda	USD118,554,855.60	USD0.10	100	Investment holding and provision of management services
MBNS	12.05.92; Malaysia	RM255,217,142 (ordinary shares) RM2,850,000 (RCPS) RM10,000 (RPS)	RM1.00 RM0.01 RM1.00	100	Direct-to-Home satellite broadcasting services
MIT	12.07.99; Malaysia	RM500,000	RM1.00	100	Development and licensing of multimedia and interactive applications
MEASAT Publications	13.03.96; Malaysia	RM50,000	RM1.00	100	Magazine publication and distribution
AMP	25.09.96; Malaysia	RM150,000 (ordinary shares) RM10,000 (RPS)	RM1.00 RM1.00	100	Management of commercial radio broadcasting stations, content and programme provider and provision of multimedia and advertising agency services
Maestra	18.04.95; Malaysia	RM1,000,000	RM1.00	100	Operation of commercial radio broadcasting stations
MRC	13.05.92; Malaysia	RM1,000,000	RM1.00	100	Operation of commercial radio broadcasting stations
Indirectly held through ASTRO Shaw					
Tayangan Unggul	06.11.95; Malaysia	RM100,000	RM1.00	100	Film production, acquisition, commissioning and distribution
Indirectly held through AOL					
Goal TV	04.12.95; Mauritius	USD8,333,335	USD1.00	51	Channel licensing and distribution

Company	Date and country of incorporation	Issued and paid-up share capital	Par value	Effective equity interest held by our Company (%)	Principal Activities
Indirectly held through AMCNV and AMNV					
PTDV*	18.11.03; Indonesia	Rp5,000,000,000	Rp500,000	51	Satellite Direct-To-Home pay television and multimedia services

Note:

* *Upon completion of the Subscription and Shareholders Agreement dated 11 March 2005 (as amended by the Amendment Agreement dated 10 June 2005).*

[The rest of the page is left blank]

NATURE OF THE RRPTS

I) Proposed Renewal of Mandate

Shareholders' approval is sought for the Proposed Renewal of Mandate as detailed in the table below:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	**Nature and extent of interest**
1.	MBNS	UTSBM	Provision of personnel support in the operation and management of AAAN's business by UTSBM	RM130,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1, on page 32 of this Circular
2.	MBNS	UTSBM	Provision of strategic top-level consultancy services to MBNS by UTSBM	RM8,750,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1, on page 32 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
3.	AAAN	UTSBM	Arrangement for usage of UTSBM's management meeting rooms at Levels 37 and 40 of Menara Maxis as AAAN's radio backup studios	There is no fee/consideration for the RRPT between AAAN and UTSBM on the arrangement for AAAN's usage of UTSBM's management meeting rooms as radio backup studios. AAAN and UTSBM are considering a reciprocal arrangement for UTSBM to use AAAN's facilities in the event of a crisis.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1, on page 32 of this Circular
4.	MBNS	SRGAP	Proposed provision of call centre services and ad-hoc marketing campaigns by SRGAP	RM2,850,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 2, on page 33 of this Circular
5.	MBNS	Malaysian Mobile	Provision of premium SMS services by MBNS	RM13,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	**Nature and extent of interest**
6.	MBNS	Malaysian Mobile	Provision of video streaming services by MBNS	RM4,840,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
7.	MBNS	Malaysian Mobile	Sponsorship of golf tournaments	RM62,500	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
8.	MBNS	Malaysian Mobile	Pooled monetary participation in the BonusLink Loyalty Programme	RM1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
9.	MBNS	Malaysian Mobile	Offer of free Astro decoder to Maxis' post-paid subscribers who wish to sign up for the Astro service	RM8,520,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
10.	MBNS	Maxis Mobile	Usage of Maxis' Menara Sunway Contact Centre as MBNS' backup call centre	Fixed fee for occupying designated workstation – RM9,000 per annum. Usage cost of RM2,368 per day each time MBNS uses the Maxis' Contact Centre	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 33 of this Circular
11.	MIT	Malaysian Mobile	Provision of electronic information and transaction based services (GSM-SMS) by MIT	RM75,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
12.	MIT	Maxis Broadband	Development and implementation of Top Level Menu Update ("TLMU") System by MIT	RM26,600	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 35 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
13.	MIT	Maxis Broadband	Provision by MIT for the use of an STK-WAP Platform in the delivery of various electronic information and transaction services to Maxis subscribers of its mobile service	RM5,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 35 of this Circular
14.	MIT	Malaysian Mobile	Provision of electronic information and transaction services using STK-WAP technology by MIT	RM1,100,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
15.	MIT	Maxis Broadband	Development and implementation of the Public Land Mobile Network ("PLMN") Selector List Update System by MIT	RM110,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 35 of this Circular
16.	MIT	Maxis Broadband	Development and implementation of Transaction Data Management ("TDM") System MIT0052-C by MIT	RM42,200	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 35 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
17.	MIT	Maxis Broadband	Addendum to the Agreement for the provision of a Service Monitoring Application by MIT	RM49,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 35 of this Circular
18.	MIT	Malaysian Mobile	Addendum to the Agreement for the provision of Electronic Information and Transaction Services utilising STK-WAP technology by MIT	RM800,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
19.	MIT	Maxis Broadband	Addendum to the Agreement for the STK-WAP Platform for the provision of Golden Screen Cinemas Movie Information and Ticket Reservation via the STK-WAP Platform by MIT	RM148,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 35 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
20.	AMP	Malaysian Mobile	Provision of premium SMS services by Malaysian Mobile	RM720,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
21.	MBNS	PMP	Production and live broadcast of horse race meets for PMP	RM1,500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 7, on page 35 of this Circular
22.	MBNS	PMP	Offer of free Astro decoder to PMP's Telelink account holders who wish to sign up for the Astro service	RM3,550,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 7, on page 35 of this Circular
23.	MBNS	PMP	Purchase of airtime and sponsorship of prizes for winners on Astro's channels by PMP	RM800,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 7, on page 35 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
24.	MIT	PMP	Provision of maintenance and support services (Telelink Gateway System) by MIT	RM250,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 7, on page 35 of this Circular
25.	MIT	TGV	Provision of a pilot online ticket reservation services for TGV	RM74,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 8, on page 36 of this Circular
26.	AMP	TGV	Sale of airtime and sponsorship programmes for TGV	RM300,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 8, on page 36 of this Circular
27.	Tayangan Unggul	TGV	Rental of cinema hall from TGV	RM5,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 8, on page 36 of this Circular
28.	MBNS	Bonuskad	Participation in the BonusLink Loyalty Programme	RM2,500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, MSM and AF	Please refer to Note 9, on page 36 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
29.	MBNS	Bonuskad	Proposal for the provision of loyalty services vis-à-vis Astro/Bonuslink co-branded membership card	RM3,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, MSM and AF	Please refer to Note 9, on page 36 of this Circular
30.	MIT	Valuelabs	Provision of consultancy services by Valuelabs	RM7,435,000	Directors Donakanti Arjun Rao ("Arjun")	Arjun is a director of MIT and shareholder of Valuelabs. Arjun does not have any interest in AAAN shares.
31.	MBNS	MSS	Proposed lease of MEASAT-3 satellite transponders	RM50,000,000	Major Shareholders TAK and THO Director ARM	Please refer to Note 10, on page 37 of this Circular

II) Proposed New Mandate

Shareholders' approval is sought for the Proposed New Mandate as detailed in the table below:

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
1.	Maestra and MRC	UTSBM	Provision of consultancy and support services by UTSBM	RM10,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1, on page 32 of this Circular
2.	MBNS	Light Style	Sponsorship of Prizes	RM30,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, MSM and AF	Please refer to Note 11, on page 37 of this Circular
3.	MBNS	Malaysian Mobile	Provision of Premium SMS Services by MBNS (Content)	RM2,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
4.	MIT	Malaysian Mobile	Provision of electronic bill presentment and payment (EBPP) services	RM840,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	**Nature and extent of interest**
5.	AMP	Malaysian Mobile	Sale of sponsorships and online web branding to Malaysian Mobile	RM10,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 34 of this Circular
6.	MEASAT Publications	Maxis	Proposed subscription campaign for commercial magazines with Maxis subscribers	RM150,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 6, on page 35 of this Circular
7.	Tayangan Unggul	TGV	Distribution of feature films to TGV Cinemas located at Suria Kuala Lumpur City Centre	RM1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 8 , on page 36 of this Circular
8.	MIT	PMP	Provision of maintenance and support services	RM1,150,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 7, on page 35 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
9.	MEASAT Publications	MAS	Arrangements for the supply of commercial magazines	RM20,000	Major Shareholders KNB and MOF Inc Director Dato' Badri	Please refer to Note 12, on page 38 of this Circular
10.	MBNS	VADS	Provision of maintenance and support services by VADS for MBNS Customer Interaction Centre System	RM600,000	Major Shareholders KNB and MOF Inc Director Dato' Badri	Please refer to Note 13, on page 38 of this Circular
11.	AMP	Celcom	Provision of tower/cabin space and maintenance services by Celcom	RM420,000	Major Shareholders KNB and MOF Inc Director Dato' Badri	Please refer to Note 14, on page 38 of this Circular
12.	MBNS	Celcom	Provision of Premium SMS services	RM6,000,000	Major Shareholders KNB and MOF Inc Director Dato' Badri	Please refer to Note 14, on page 38 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	**Nature and extent of interest**
13.	MBNS	Celcom	Provision of video streaming services by MBNS	RM2,000,000	<u>Major Shareholders</u> KNB and MOF Inc <u>Director</u> Dato' Badri	Please refer to Note 14, on page 38 of this Circular
14.	MBNS	MSS	Proposed lease of MEASAT-2 satellite transponders between MSS and MBNS or an affiliated company	RM30,000,000	<u>Major Shareholders</u> TAK and THO <u>Director</u> ARM	Please refer to Note 10, on page 37 of this Circular
15.	MBNS and/or its affiliates	PTDV	Provision of information technology services	RM11,400,000 (equivalent to USD3,000,000)	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc Certain Directors of the Group may be appointed as directors of PTDV	Please refer to Note 15, on page 38 of this Circular
16.	MBNS and/or its affiliates	PTDV	Provision of broadcast operations services	RM27,360,000 (equivalent to USD7,200,000)	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc Certain Directors of the Group may be appointed as directors of PTDV	Please refer to Note 15, on page 38 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
17.	MBNS and/or its affiliates	PTDV and/or its affiliates	Supply of programming	RM76,000,000 (equivalent to USD20,000,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc Certain Directors of the Group may be appointed as directors of PTDV	Please refer to Note 15, on page 38 of this Circular
18.	MBNS and/or its affiliates	PTDV	Supply of Outdoor Dish Units	RM28,500,000 (equivalent to USD7,500,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc Certain Directors of the Group may be appointed as directors of PTDV	Please refer to Note 15, on page 38 of this Circular
19.	MBNS and/or its affiliates	PTDV	Supply of Integrated Receiving Decoders	RM22,800,000 (equivalent to USD6,000,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc Certain Directors of the Group may be appointed as directors of PTDV	Please refer to Note 15, on page 38 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	Nature and extent of interest
20.	MBNS and/or its affiliates	PTDV	Usage of trademarks and merchandising rights owned by MBNS and/or its affiliates	RM1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc Certain Directors of the Group may be appointed as directors of PTDV	Please refer to Note 15, on page 38 of this Circular
21.	PTDV	PTBM and/or its affiliates	Provision of advertising and media services	RM1,140,000 (equivalent to USD300,000)	PTBM is a Major Shareholder of PTDV Certain directors of PTBM and/or its affiliates may be appointed as directors of PTDV	Please refer to Note 16, on page 39 of this Circular
22.	PTDV	PTBM and/or its affiliates	Provision of marketing, sales and distribution services	RM19,000,000 (equivalent to USD5,000,000)	PTBM is a Major Shareholder of PTDV Certain directors of PTBM and/or its affiliates may be appointed as directors of PTDV	Please refer to Note 16, on page 39 of this Circular
23.	PTDV	PTBM and/or its affiliates	Provision of uplink and related services located at Lippo Karawaci	RM1,900,000 (equivalent to USD500,000)	PTBM is a Major Shareholder of PTDV Certain directors of PTBM and/or its affiliates may be appointed as directors of PTDV	Please refer to Note 16, on page 39 of this Circular
24.	PTDV	PTBM and/or its affiliates	Transponder lease on Palapa C2	RM2,280,000 (equivalent to USD600,000)	PTBM is a Major Shareholder of PTDV Certain directors of PTBM and/or its affiliates may be appointed as directors of PTDV	Please refer to Note 16, on page 39 of this Circular

No	Company within our Group involved	Transacting Related Party	Nature of transaction	Estimated value from date of EGM (20 July 2005) to the next AGM	Interested Related Party	
					Name	**Nature and extent of interest**
25.	PTDV	PTMC and/or its affiliates	Provision of information technology services	RM760,000 (equivalent to USD200,000)	PTMC is a Major Shareholder of PTDV	Please refer to Note 17, on page 39 of this Circular
26.	MBNS	Goal TV	Playout and transmission services for Goal TV channels	RM2,470,000 (equivalent to USD650,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc Directors Dato' Badri, ARM, RR, DB, Uday and Yuvraj	Please refer to Note 18, on page 39 of this Circular
27.	AOL and/or its affiliates	Yes TV	Provision of personnel support	RM6,080,000 (equivalent to USD1,600,000)	Yes TV is a Major Shareholder of Goal TV, a subsidiary of AOL	Please refer to Note 19, on page 40 of this Circular
28.	Goal TV	Yes TV	Provision of personnel support	RM3,800,000 (equivalent to USD1,000,000)	Yes TV is a Major Shareholder of Goal TV. Directors Thomas Jonny Kressner ("TJK"), William Elkin Mocatta ("WEM") and John Paul McLellan ("JPL")	Please refer to Note 19, on page 40 of this Circular

Notes:

* *Rate of conversion USD1.00 = RM3.80*

(1) **UTSBM**

UTSBM is a wholly-owned subsidiary of UTSB while MBNS, Maestra and MRC are wholly-owned subsidiaries of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.94% of the share capital in AAAN, by virtue of the direct equity interest of UTES over 90,534,101 Shares representing 4.71% of the share capital in AAAN and the direct equity interest of AAME over 389,085,872 Shares representing 20.23% of the share capital in AAAN, are also major shareholders of UTSBM, with each having a deemed equity interest of 100% of the share capital in UTSBM. UTES and AAME are the wholly-owned subsidiaries of UTSB.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.59% of the share capital in AAAN is also a director of PanOcean, Excorp and UTSB and was also a director of AOL within twelve (12) months preceding the date on which the terms of transaction were agreed upon. ARM and TPC who are directors of AAAN are also directors of UTSB. ARM is also a director of MBNS and several other subsidiaries of AAAN while TPC was a director of MBNS within twelve (12) months preceding the date on which the terms of the transaction were agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.03% of the share capital in AAAN respectively held through nominees. ARM also holds 1,000,000 (1st grant), 498,800 (2nd grant) and 752,000 (3rd grant) options over unissued shares in AAAN pursuant to the 2003 Employees' Share Option Scheme ("ESOS") and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 Management Share Incentive Scheme ("MSIS"). In addition, ARM is also a director of UTSBM. ARM and TPC do not have any equity interest in UTSB or in UTSBM.

AF and MSM are Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.23% of the share capital in AAAN in which Harapan Terus Sdn Bhd ("HTSB") has an interest, by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") (collectively, "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, AF and MSM has any economic interest over these shares. Further, as AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS, Maestra and MRC.

AF, a director of MBNS and several other subsidiaries of AAAN is also a director of several subsidiaries of UTSB. AF does not have any equity interest in UTSB or in UTSBM.

MSM has a direct equity interest over 166,600 Shares representing 0.01% of the share capital in AAAN held personally. MSM is a director of several other subsidiaries of UTSB and was also a director of several subsidiaries of AAAN within twelve (12) months preceding the date on which the terms of transaction were agreed upon. MSM does not have any equity interest in UTSB or in UTSBM.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital in AAAN held personally. Dato' Khadar does not have any equity interest in UTSB or in UTSBM.

(2) **SRGAP**

SRGAP is a wholly-owned subsidiary of UTSB while MBNS is a wholly-owned subsidiary of AAAN.

Directors, ARM, TPC, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having an interest in the transaction between SRGAP and MBNS. Please refer to Note 1 above for their respective interests.

ARM, TPC and AF do not have any equity interest in UTSB or in SRGAP.

MSM is a director of SRGAP and several other subsidiaries of UTSB and was also a director of several subsidiaries of AAAN within twelve (12) months preceding the date on which the terms of transaction were agreed upon. MSM does not have any equity interest in UTSB or in SRGAP.

Dato' Khadar does not have any equity interest in UTSB or in SRGAP.

(3) **Maxis Mobile**

Maxis Mobile is a wholly-owned subsidiary of Maxis while MBNS is the wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.94% of the share capital in AAAN, are also major shareholders of Maxis with each having a deemed equity interest over 552,346,060 ordinary shares of RM0.10 each ("Maxis shares") representing 22.27% of the share capital in Maxis.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.59% of the share capital in AAAN, is a major shareholder of Maxis with a deemed equity interest over 1,177,305,974 Maxis shares representing 47.47% of the share capital in Maxis. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AOL within twelve (12) months preceding the date on which the terms of transaction were agreed upon.

ARM and TPC who are directors of AAAN are also directors of UTSB and Maxis. ARM is also a director of MBNS and several other subsidiaries of AAAN while TPC was a director of MBNS within twelve (12) months preceding the date on which the terms of the transaction were agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital in AAAN respectively held through nominees. ARM also holds 1,000,000 (1st grant), 498,800 (2nd grant) and 752,000 (3rd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

ARM and TPC each has a direct equity interest over 500,000 Maxis shares representing 0.02% of the share capital in Maxis held through nominees.

THO, Dato' Badri, AF and MSM are major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Shares representing 13.30% of the share capital in Maxis in which Harapan Nusantara Sdn Bhd ("Harapan Nusantara") has an interest, by virtue of their respective interests over 250,000 shares in Harapan Nusantara representing 25% of the issued and paid-up capital in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Maxis shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") ("Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

The Harapan Nusantara Subsidiaries *hold their respective interests in* Maxis *as trustees under discretionary trusts* for Bumiputera objects. As such, none of Harapan Nusantara, THO, Dato' Badri, AF and MSM have any economic interest over these shares held by the Harapan Nusantara Subsidiaries.

THO is also deemed to have an interest over the remaining 2,000,000 Maxis shares representing 0.08% of the share capital in Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB. In addition, THO also has a direct equity interest over 300,000 Maxis shares representing 0.012% of the share capital in Maxis held through a nominee.

THO, Dato' Badri, AF and MSM are also Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.23% of the share capital in AAAN in which HTSB has an interest, by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, Dato' Badri, THO, AF and MSM have any economic interest over these shares. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS, MIT, AMP and MEASAT Publications.

Dato' Badri is also deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in AAAN held by Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB. In addition, Dato' Badri is the Chairman and a Director of AAAN and also a director of MBNS and several other subsidiaries of AAAN.

AF is a director of MBNS and several other subsidiaries of AAAN.

MSM has a direct equity interest of 130,000 Maxis shares representing 0.005% of the share capital in Maxis held personally and also has a direct equity interest over 166,600 Shares representing 0.01% of the share capital in AAAN held personally. MSM was also a director of several subsidiaries of AAAN within twelve (12) months preceding the date on which the terms of transaction were agreed upon.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 15,000 Maxis shares representing 0.0006% of the share capital in Maxis held through a nominee and 250,000 Shares representing 0.01% of the share capital in AAAN held personally.

(4) <u>Malaysian Mobile</u>

Malaysian Mobile is a wholly-owned subsidiary of Maxis while MBNS, MIT and AMP are wholly-owned subsidiaries of AAAN.

Directors, ARM, TPC, Dato' Badri, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM are regarded as having an interest in the transactions between Malaysian Mobile and each of MBNS, MIT and AMP. Please refer to Note 3 above for their respective interests in Maxis and AAAN.

(5) **Maxis Broadband**

Maxis Broadband is a wholly-owned subsidiary of Maxis while MIT is a wholly-owned subsidiary of AAAN.

Directors, ARM, TPC, Dato' Badri, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM are regarded as having interests in the transactions between Maxis Broadband and MIT. Please refer to Note 3 above for their respective interests in Maxis and AAAN.

(6) **Maxis**

MEASAT Publications is a wholly-owned subsidiary of AAAN.

Directors, ARM, TPC, Dato' Badri, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM are regarded as having interests in the transaction between Maxis and MEASAT Publications. Please refer to Note 3 above for their respective interests in Maxis and AAAN.

(7) **PMP**

PMP is a wholly-owned subsidiary of Tanjong plc while MBNS and MIT are the wholly-owned subsidiaries of AAAN.

UTSB, who is a Major Shareholder with a deemed equity interest over 479,619,973 Shares representing 24.94% of the share capital in AAAN, is also a major shareholder of Tanjong plc with a direct equity interest over 62,344,000 shares of 7.5 pence each ("Tanjong shares") representing 15.46% of the share capital in Tanjong plc and an indirect equity interest over 62,344,000 Tanjong shares representing 15.46% of the share capital in Tanjong plc.

PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 24.94% of the share capital in AAAN, are also major shareholders of Tanjong plc with each having a deemed equity interest over 124,688,000 Tanjong shares representing 30.92% of the share capital in Tanjong plc.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.99% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.59% of the share capital in AAAN, is also a major shareholder of Tanjong plc with a deemed equity interest over 124,688,000 Tanjong shares representing 30.92% of the share capital in Tanjong plc. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AOL within twelve (12) months preceding the date on which the terms of transaction were agreed upon.

ARM and TPC who are directors of AAAN and are also directors of UTSB. ARM is also a director of MBNS and several other subsidiaries of AAAN while TPC was a director of MBNS within twelve (12) months preceding the date on which the terms of the transaction were agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital in AAAN respectively held through nominees. ARM holds 1,000,000 (1st grant), 498,800 (2nd grant) and 752,000 (3rd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

ARM and TPC are Executive Director and Non-Executive Director of Tanjong plc respectively while ARM is also a director of PMP. TPC and ARM each has a direct and indirect equity interests over 520,000 Tanjong shares representing 0.129% in Tanjong plc respectively.

AF is a Major Shareholder with a deemed equity interest over 177,446,535 Shares representing 9.23% of the share capital in AAAN in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, and AF has any economic interest over these shares. Further, as AF does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, he is not deemed to have an interest in the shares of MBNS, MIT, AMP and Tayangan Unggul.

AF has a deemed equity interest over 8,596,000 Tanjong shares representing 2.13% of the share capital in Tanjong plc held via Macroniaga Sdn Bhd ("MSB") which arises from his deemed equity interest of 99.99% in MSB via Nilai Rezeki (M) Sdn Bhd. He is also a director of MBNS and several subsidiaries of AAAN.

DB who is a director of MBNS and MIT has direct equity interest over 180,000 Shares representing 0.01% of the share capital in AAAN. He holds 450,000 options over unissued shares in AAAN pursuant to the 2003 ESOS and 750,000 options over unissued shares in AAAN pursuant to the 2003 MSIS. DB has a direct equity interest over 22,000 Tanjong shares representing 0.01% of the share capital in Tanjong Plc.

(8) <u>TGV</u>

TGV is a joint venture company in which Tanjong plc has an equity interest of 50% in TGV via Tanjong Entertainment Sdn Bhd, a wholly-owned subsidiary of Tanjong plc while MIT, AMP and Tayangan Unggul are wholly-owned subsidiaries of AAAN.

Directors, ARM, TPC, AF and DB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and AF are regarded as having interests in the transactions between TGV and each of MIT, AMP and Tayangan Unggul. Please refer to Note 7 above for their respective interests in Tanjong plc and AAAN.

(9) <u>Bonuskad</u>

Bonuskad is 25% owned by UTSB while MBNS is a wholly-owned subsidiary of AAAN.

Directors, ARM, TPC, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having interests in the transactions between Bonuskad and MBNS. Please refer to Note 1 above for their respective interests.

ARM, TPC and AF do not have any equity interest in UTSB or in Bonuskad.

MSM is a director of several other subsidiaries of UTSB and was also a director of several subsidiaries of AAAN within twelve (12) months preceding the date on which the terms of transaction were agreed upon. MSM does not have any equity interest in UTSB or in Bonuskad.

Dato' Khadar does not have any equity interest in UTSB or in Bonuskad.

(10) MSS

MSS is a wholly-owned subsidiary of MEASAT Global Berhad ("MGB") while MBNS is a wholly-owned subsidiary of AAAN.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.59% of the share capital in AAAN is also a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital in MGB held via MEASAT Global Network Systems Sdn Bhd, a wholly-owned subsidiary of MAI Holdings Sdn Bhd in which he has a 99.99% direct equity interest.

ARM, a director of AAAN, MBNS and several other subsidiaries of AAAN is also a director of MGB and MSS. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of MBNS. ARM has a direct equity interest over 1,000,000 Shares representing 0.05% of the share capital in AAAN held through a nominee. ARM also holds 1,000,000 (1st grant), 498,800 (2nd grant) and 752,000 (3rd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS. ARM does not have any equity interest in MGB or in MSS.

THO, a Major Shareholder has a deemed equity interest over 177,446,535 Shares representing 9.23% of the share capital in AAAN in which HTSB has an interest, by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB and THO have any economic interest over these Shares. Further, as THO does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, he is not deemed to have an interest in the shares of MBNS.

THO is also a director of MSS and he does not have any equity interest in MGB or in MSS.

(11) Light Style

Light Style is 20% owned by UTSB while MBNS is a wholly-owned subsidiary of AAAN.

Directors, ARM, TPC, Dato' Khadar and AF and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having an interest in the transaction between Light Style and MBNS. Please refer to Note 1 above for their respective interests.

ARM, TPC and AF do not have any equity interest in UTSB or in Light Style.

MSM is a director of several other subsidiaries of UTSB and was also a director of several subsidiaries of AAAN within twelve (12) months preceding the date on which the terms of transaction were agreed upon. MSM does not have any equity interest in UTSB or in Light Style.

Dato' Khadar does not have any equity interest in UTSB or in Light Style.

(12) **MAS**

MAS is a 69.34% owned subsidiary of Penerbangan Malaysia Berhad ("PMB") which in turn is wholly-owned by KNB. MEASAT Publications is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.52% of the share capital in AAAN. KNB is also a major shareholder of MAS via its 100% equity interest in PMB. Except for one share which is owned by Pesuruhjaya Tanah Persekutuan, all the shares of KNB are owned by MOF Inc.

Dato' Badri who is a nominee of KNB on the Board of AAAN is also a Major Shareholder of AAAN. Please refer to Note 3 above for his interests in AAAN.

(13) **VADS**

VADS is a 69.52% owned subsidiary of Telekom Malaysia Berhad ("Telekom") which in turn is 35.18% owned by KNB. MBNS is a wholly-owned subsidiary of AAAN.

KNB is a Major Shareholder with a direct equity interest over 413,829,018 Shares in AAAN representing 21.52% of the share capital of AAAN. KNB is also a Major Shareholder of VADS via its 35.18% equity interest in Telekom. Except for one share which is owned by Pesuruhjaya Tanah Persekutuan, all the shares of KNB are owned by MOF Inc.

Dato' Badri who is a nominee KNB on the Board of AAAN is also a Major Shareholder of AAAN. Please refer to Note 3 above for his interests in AAAN.

(14) **Celcom**

Celcom is a wholly-owned subsidiary of Telekom via Telekom Enterprise Sdn Bhd, a wholly-owned subsidiary of Telekom and Telekom is 35.18% owned by KNB. AMP and MBNS are wholly-owned subsidiaries of AAAN.

KNB is a Major Shareholder of AAAN with a direct equity interest in 413,829,018 Shares in AAAN representing 21.52% of the share capital of AAAN. KNB is also a Major Shareholder of Celcom via its 35.18% equity interest in Telekom. Except for one share which is owned by Pesuruhjaya Tanah Persekutuan, all the shares of KNB are owned by MOF Inc.

Dato' Badri who is a nominee of KNB on the Board of AAAN is also a Major Shareholder of AAAN. Please refer to Note 3 above for his interests in AAAN.

(15) **PTDV**

Subject to the completion of the Subscription and Shareholders' Agreement (as amended by the Amendment Agreement dated 10 June 2005) ("SSA") between AMCNV, AMNV, PT Ayunda Prima Mitra, ACNL and PTBM dated 11 March 2005, PTDV will be a 51% owned subsidiary of AAAN. The remaining 49% of the share capital in PTDV is held by PTBM, a 66.14% owned subsidiary of AcrossAsia Limited.

Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc are regarded as having interest in the transactions between PTDV and MBNS. Please refer to Notes 1, 3 and 12 above for their respective interests in AAAN.

Pursuant to the SSA, certain Directors of the Group and PTBM may be appointed as directors of PTDV.

(16) PTBM

PTBM is a 66.14% owned subsidiary of AcrossAsia Limited while PTDV is a 51% owned subsidiary of AAAN subject to the completion of the SSA. The remaining 49% of the share capital in PTDV is held by PTBM. Please refer to Note 16 above for details.

Pursuant to the SSA, certain directors of PTBM may be appointed as directors of PTDV.

(17) PTMC

PTMC is a 50.13% owned subsidiary of AcrossAsia Limited while PTDV is a 51% owned subsidiary of AAAN subject to the completion of the SSA. Please refer to Note 16 above for details.

PTMC has a deemed equity interest of 9.89% of the share capital in PTDV by virtue of the direct equity interest of PTBM over 49% of the share capital in PTDV. PTBM is 20.18% owned by PTMC.

(18) Goal TV

Goal TV is a 51% owned subsidiary of AAAN while MBNS is a wholly-owned subsidiary of AAAN.

Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF, MSM, THO, Dato' Badri, KNB and MOF Inc are regarded as having interest in the transactions between Goal TV and MBNS. Please refer to Notes 1, 3 and 12 above for their respective interests in AAAN.

Dato' Badri and ARM, directors of MBNS and several other subsidiaries of AAAN were also directors of Goal TV within twelve (12) months preceding the date on which the terms of the transaction were agreed upon.

RR, a director of Goal TV is also a director of MBNS and several other subsidiaries of AAAN. In addition, RR is the Chief Financial Officer of AAAN and MBNS. RR has a direct equity interest over 450,000 Shares representing 0.02% of the share capital in AAAN respectively held through a nominee. Rohana also holds 731,250 options over unissued shares in AAAN pursuant to the 2003 ESOS and 562,500 options over unissued shares in AAAN pursuant to the 2003 MSIS.

DB, a director of Goal TV is also a director of MBNS and several other subsidiaries of AAAN. Please refer to Note 7 above for his interests in AAAN.

Uday and Yuvraj, directors of Goal TV are also directors of several other subsidiaries of AAAN. They do not have any equity interest in Goal TV, MBNS or in AAAN.

(19) <u>Yes TV</u>

Yes TV is a wholly-owned subsidiary of Yes Television plc ("Yes plc") while Goal TV and AOL are 51% owned and wholly-owned subsidiaries of AAAN respectively. Yes TV holds the remaining 49% of the share capital in Goal TV.

TJK, WEM and JPL, directors of Yes TV are also directors of Goal TV.

TJK is a major shareholder of Yes plc with a deemed equity interest of 24.20% of the share capital in Yes plc. In addition, TJK also holds one ordinary share of the share capital in Yes Television Management (Hong Kong) Limited, a 99% owned subsidiary of Yes plc. Hence, TJK is deemed to have an interest in the transaction between Goal TV and Yes TV. He does not have any equity interest in AAAN.

WEM does not have any equity interest in Yes TV, Goal TV or in AAAN. JPL holds 8,929 shares in Yes plc and as he does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Yes plc, he is not deemed to have an interest in the shares of Yes TV and Goal TV. In addition, he does not have any equity interest in AAAN.

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DETAILS OF THE SHAREHOLDINGS OF THE DIRECTORS AND MAJOR SHAREHOLDERS IN OUR COMPANY AND PERSONS CONNECTED TO THEM WHO ARE INTERESTED IN THE PROPOSED MANDATE

(a) Information on the Interested Directors

The Directors of our Group who are interested in the Proposed Mandate and their respective shareholdings in our Company as at 2 June 2005 based on our Group's Register of Directors' Shareholdings are as set out below:

Interested directors	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Dato' Badri	-	-	(1) & (2) 177,946,535	9.25
ARM	(3) 1,000,000	0.05	-	-
TPC	(3) 500,000	0.03	-	-
Dato' Khadar	250,000	0.01	-	-
AF	-	-	(1) 177,446,535	9.23
MSM	166,600	0.01	(1) 177,446,535	9.23
DB	180,000	0.01	-	-
RR	(3) 450,000	0.02	-	-
Uday	-	-	-	-
Yuvraj	-	-	-	-
TJK	-	-	-	-
WEM	-	-	-	-
JPL	-	-	-	-

Notes:

(1) *Deemed to have an interest over 177,446,535 Shares representing 9.23% of the share capital in AAAN in which HTSB has an interest by virtue of his interest over 250,000 shares in HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.*

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the above Shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(2) *Deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in AAAN held by RPSB, by virtue of his 99% direct equity interest in RPSB.*

(3) *Held through a nominee.*

(b) Information on the Interested Major Shareholders

The Major Shareholders who are deemed interested in the Proposed Mandate and their respective shareholdings in our Company as at 2 June 2005 based on our Company's Register of Substantial Shareholders are as set out below:

Interested Major Shareholders	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
UTSB	-	-	(1) 479,619,973	24.94
PSIL	-	-	(2) 479,619,973	24.94
Excorp	-	-	(3) 479,619,973	24.94
PanOcean	-	-	(3) 479,619,973	24.94
TAK	-	-	(4) 819,082,908	42.59
Dato' Badri	-	-	(5) & (6) 177,946,535	9.25
AF	-	-	(5) 177,446,535	9.23
MSM	166,600	0.01	(5) 177,446,535	9.23
THO	-	-	(5) 177,446,535	9.23
KNB	413,829,018	21.52	-	-
MOF Inc	-	-	(7) 413,829,018	21.52

Notes:

(1) *UTES is deemed to have an interest in all of the Shares in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.71% of the share capital in AAAN.*

UTSB is deemed to have an interest in all of the Shares in which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in UTES.

(2) *PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999% of the share capital in UTSB. See Note (1) above.*

(3) *The entire issued and paid-up share capital of PSIL comprising 30,000 shares of £1.00 each are held by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (2) above. The entire issued and paid-up share capital of 6,000 shares of USD1.00 each in Excorp are in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust.*

(4) *TAK is deemed to have an interest in the Shares by virtue of the following:*

(i) *PanOcean's deemed interest in the Shares (Please see Note (3) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust referred to in Note (3) above.*

(ii) *The interests of East Asia Broadcast Network Systems N.V. ("EABNS"), Pacific Broadcast Systems N.V. ("PBS"), Home View Limited N.V. ("HVL") and Southpac Investments Limited N.V. ("SIL") which collectively hold 324,032,818 Shares representing 16.85% of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL by virtue of his 100% control of the shares in their respective ultimate holding companies, Tucson, Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V.; and*

(iii) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 15,430,117 Shares representing 0.80% of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his 100% control of the shares in their respective ultimate holding companies via All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V.

(5) Deemed to have an interest over 177,446,535 Shares representing 9.23% of the share capital in AAAN in which HTSB has an interest by virtue of his interest over 250,000 shares in HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries hold the above Shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(6) Dato' Badri is deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in AAAN held by RPSB, by virtue of his 99% direct equity interest in RPSB.

(7) Save for one share which is owned by Pesuruhjaya Tanah Persekutuan, all the shares of KNB are owned by MOF Inc.

(c) Information on Persons Connected to the Interested Directors

The Persons Connected to the interested Directors of our Company and their respective shareholdings in our Company as at 2 June 2005 are as set out below:

Persons Connected to the interested Directors	Direct No. of Shares	%	Indirect No. of Shares	%
RPSB[i]	500,000	0.03	-	-
HTSB[ii]	-	-	[1] 177,446,535	9.23
MNSB[ii]	6,172,051	0.32	-	-
Nada Nusantara Sdn Bhd[ii]	-	-	[2] 6,172,051	0.32
GNSB[ii]	3,600,365	0.19	-	-
Cermat Delima Sdn Bhd[ii]	-	-	[3] 3,600,365	0.19
SNSB[ii]	5,657,721	0.29	-	-
Cermat Deras Sdn Bhd[ii]	-	-	[4] 5,657,721	0.29
BNSB[ii]	54,005,466	2.81	-	-
Nusantara Barat Sdn Bhd[ii]	-	-	[5] 54,005,466	2.81
NCSB[ii]	54,005,466	2.81	-	-
Nusantara Kembang Sdn Bhd[ii]	-	-	[6] 54,005,466	2.81
NDSB[ii]	54,005,466	2.81	-	-

Persons Connected to the interested Directors	Direct No. of Shares	%	Indirect No. of Shares	%
Prisma Mutiara Sdn Bhd(ii)	-	-	(7) 54,005,466	2.81
MSM(iii)	166,600	0.01	(8) 177,446,535	9.23

Notes:

(1) *HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.*

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

The HTSB Subsidiaries collectively hold 177,446,535 Shares representing 9.23% of the share capital in AAAN under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(2) *Deemed interest by virtue of its direct equity interest in MNSB.*

(3) *Deemed interest by virtue of its direct equity interest in GNSB.*

(4) *Deemed interest by virtue of its direct equity interest in SNSB.*

(5) *Deemed interest by virtue of its direct equity interest in BNSB.*

(6) *Deemed interest by virtue of its direct equity interest in NCSB.*

(7) *Deemed interest by virtue of its direct equity interest in NDSB.*

(8) *MSM is deemed to have an interest in the Shares in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. Please see Note (1) above. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.*

(i) *RPSB is a person connected to Dato' Badri by virtue of his interest as set out in Appendix III, Section (a) Note (2) of above.*

(ii) *The company is a person connected to Dato' Badri and AF by virtue of their interests as set out in Appendix III Section 9(a) Note (1) above.*

(iii) *MSM is a person connected to Dato' Khadar by virtue of MSM being the brother of Dato' Khadar, a Director of AAAN.*

(d) Information on Persons Connected to the Interested Major Shareholders

The Persons Connected to the interested Major Shareholders and their respective shareholdings in our Company as at 2 June 2005 are as set out below:

Persons Connected to the interested Major Shareholders	Direct No. of Shares	%	Indirect No. of Shares	%
HTSB(i)	-	-	(1) 177,446,535	9.23
MNSB(i)	6,172,051	0.32	-	-
Nada Nusantara Sdn Bhd(i)	-	-	(2) 6,172,051	0.32
GNSB(i)	3,600,365	0.19	-	-
Cermat Delima Sdn Bhd(i)	-	-	(3) 3,600,365	0.19
SNSB(i)	5,657,721	0.29	-	-

Persons Connected to the interested Major Shareholders	Direct No. of Shares	%	Indirect No. of Shares	%
Cermat Deras Sdn Bhd[i]	-	-	[4] 5,657,721	0.29
BNSB[i]	54,005,466	2.81	-	-
Nusantara Barat Sdn Bhd[i]	-	-	[5] 54,005,466	2.81
NCSB[i]	54,005,466	2.81	-	-
Nusantara Kembang Sdn Bhd[i]	-	-	[6] 54,005,466	2.81
NDSB[i]	54,005,466	2.81	-	-
Prisma Mutiara Sdn Bhd[i]	-	-	[7] 54,005,466	2.81
UCSB[ii]	5,143,373	0.27	-	-
All Asia Radio Broadcast N.V. [ii]	-	-	[8] 5,143,373	0.27
MUSB[ii]	2,571,686	0.13	-	-
Global Radio Systems N.V. [ii]	-	-	[9] 2,571,686	0.13
MSSB[ii]	2,571,686	0.13	-	-
Maestra International Broadcast N.V. [ii]	-	-	[10] 2,571,686	0.13
PGSB[ii]	2,571,686	0.13	-	-
Maestra Global Radio N.V. [ii]	-	-	[11] 2,571,686	0.13
UMSB[ii]	2,571,686	0.13	-	-
Global Broadcast Systems N.V. [ii]	-	-	[12] 2,571,686	0.13
PBS[ii]	54,005,486	2.81	-	-
Pacific Broadcast Holdings N.V. [ii]	-	-	[13] 54,005,486	2.81
Orient Systems Limited N.V. [ii]	-	-	[14] 54,005,486	2.81
HVL[ii]	54,005,466	2.81	-	-
Home View Systems N.V. [ii]	-	-	[15] 54,005,466	2.81
Home View Holdings N.V. [ii]	-	-	[16] 54,005,466	2.81
SIL[ii]	54,005,466	2.81	-	-
Southpac Systems N.V. [ii]	-	-	[17] 54,005,466	2.81
Southpac Holdings N.V. [ii]	-	-	[18] 54,005,466	2.81
EABNS[ii]	162,016,400	8.42	-	-
East Asia Broadcast Systems Holdings N.V. ("EABSH") [ii]	-	-	[19] 162,016,400	8.42
Tucson[ii]	-	-	[20] 162,016,400	8.42
AAME[iii]	389,085,872	20.23	-	-
UTES[iii]	90,534,101	4.71	[21] 389,085,872	20.23

Persons Connected to the interested Major Shareholders	Direct No. of Shares	%	Indirect No. of Shares	%
RPSB[(iv)]	500,000	0.03	-	-
Dato' Khadar[(v)]	250,000	0.01	-	-
MOF Inc	-	-	[(22)] 413,829,018	21.52

Notes:

(1) *HTSB is deemed to have an interest in all of the Shares in which the HTSB Subsidiaries have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries via Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.*

BNSB, NCSB and NDSB each holds 54,005,466 Shares in our Company while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in our Company respectively.

The HTSB Subsidiaries collectively hold 177,446,535 Shares representing 9.23% of the share capital in our Company under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(2) *Deemed interest by virtue of its direct equity interest in MNSB.*

(3) *Deemed interest by virtue of its direct equity interest in GNSB.*

(4) *Deemed interest by virtue of its direct equity interest in SNSB.*

(5) *Deemed interest by virtue of its direct equity interest in BNSB.*

(6) *Deemed interest by virtue of its direct equity interest in NCSB.*

(7) *Deemed interest by virtue of its direct equity interest in NDSB.*

(8) *Deemed interest by virtue of its direct equity interest in UCSB.*

(9) *Deemed interest by virtue of its direct equity interest in MUSB.*

(10) *Deemed interest by virtue of its direct equity interest in MSSB.*

(11) *Deemed interest by virtue of its direct equity interest in PGSB.*

(12) *Deemed interest by virtue of its direct equity interest in UMSB.*

(13) *Deemed interest by virtue of its direct equity interest in PBS.*

(14) *Deemed interest by virtue of its interest in Pacific Broadcast Holdings N.V., the immediate holding company of PBS.*

(15) *Deemed interest by virtue of its direct equity interest in HVL.*

(16) *Deemed interest by virtue of its interest in Home View Systems N.V., the immediate holding company of HVL.*

(17) *Deemed interest by virtue of its direct interest in SIL.*

(18) *Deemed interest by virtue of its interest in Southpac Systems N.V., the immediate holding company of SIL.*

(19) *EABSH is deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100% of the votes attached to the voting shares in EABNS.*

(20) *Tucson is deemed to have an interest in all of the Shares in which EABSH has an interest, by virtue of Tucson's direct controlling interest of 100% of the share capital in EABSH. Please see Note 19 above. The shares of Tucson are bearer shares.*

(21) *UTES is deemed to have an interest in all of the Shares in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.71% of the share capital in AAAN.*

(22) Save for one share which is owned by Pesuruhjaya Tanah Persekutuan, all the shares of KNB are owned by MOF Inc.

(i) The company is a person connected to Dato' Badri, THO, AF and MSM by virtue of their interests as set out in Appendix III Section (b) Note (5) above.

(ii) The company is a person connected to TAK by virtue of his interest as set out in Appendix III Section (b) Note (4) above.

(iii) The company is a person connected to UTSB, PSIL, Excorp, PanOcean and TAK by virtue of his interest as set out in Appendix III Section (b) Notes (1) to (4) above.

(iv) RPSB is a person connected to Dato' Badri by virtue of his interest as set out in Appendix III Section (a) Note (2) above.

(v) Dato' Khadar is a person connected to MSM by virtue of Dato' Khadar being the brother of MSM, a Major Shareholder of AAAN.

(vi) MOF Inc is a person connected to KNB by virtue of its interest as set out in Appendix III section (d) Note (22) above.

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ABSTENTION FROM VOTING

Each of our Director who is interested in any of the RRPTs has abstained and will continue to abstain from all Board deliberations and voting in relation to the Proposed Mandate concerning those RRPTs in which he is interested. Our interested Directors and interested Major Shareholders and Persons Connected to them, will abstain from voting in respect of their direct and indirect shareholdings on those ordinary resolutions relating to the Proposed Mandate, which relate to the RRPTs with those transacting parties which are set out against their respective names in the table below:

	Transacting Parties	**Interested Directors**	**Interested Major Shareholders**	**Persons Connected [#]**
1.	UTSB's affiliates (i) UTSBM (ii) SRGAP (iii) Bonuskad (iv) Light Style	• ARM • TPC • Dato' Khadar • MSM • AF	• UTSB • PSIL • Excorp • PanOcean • TAK • AF • MSM	• HTSB[(a) & (b)] • BNSB[(a) & (b)] • NCSB[(a) & (b)] • NDSB[(a) & (b)] • MNSB[(a) & (b)] • GNSB[(a) & (b)] • SNSB[(a) & (b)] • Nusantara Barat Sdn Bhd ("NBSB") [(a) & (b)] • Nusantara Kembang Sdn Bhd ("NKSB") [(a) & (b)] • Prisma Mutiara Sdn Bhd ("PMSB") [(a) & (b)] • Nada Nusantara Sdn Bhd ("NNSB") [(a) & (b)] • Cermat Delima Sdn Bhd ("CDSB") [(a) & (b)] • Cermat Deras Sdn Bhd ("CDeras") [(a) & (b)] • UTES[(c) & (d)] • AAME[(c) & (d)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • All Asia Radio Broadcast N.V. ("AARB") [(c)] • Global Radio Systems N.V. ("GRS") [(c)] • Maestra International Broadcast N.V. ("MIB") [(c)] • Maestra Global Radio N.V. ("MGR") [(c)] • Global Broadcast Systems N.V. ("GBS") [(c)] • EABNS[(c)] • EABSH[(c)] • Tucson[(c)] • PBS[(c)] • Pacific Broadcast Holdings N.V. ("PBH") [(c)] • Orient Systems Limited N.V. ("OSL") [(c)] • HVL[(c)] • Home View Systems N.V. ("HVS") [(c)] • Home View Holdings N.V. ("HVH") [(c)] • SIL[(c)] • Southpac Systems N.V. ("SS") [(c)] • Southpac Holdings N.V. ("SH") [(c)]

	Transacting Parties	**Interested Directors**	**Interested Major Shareholders**	**Persons Connected** [#]
2.	Maxis and its subsidiaries (i) Maxis Mobile (ii) Malaysian Mobile (iii) Maxis Broadband	• Dato' Badri • ARM • TPC • Dato' Khadar • AF • MSM	• UTSB • PSIL • Excorp • PanOcean • TAK • MSM • THO • AF • Dato' Badri	• HTSB[(a), (b), (e) & (f)] • BNSB[(a), (b), (e) & (f)] • NCSB[(a), (b), (e) & (f)] • NDSB[(a), (b), (e) & (f)] • MNSB[(a), (b), (e) & (f)] • GNSB[(a), (b), (e) & (f)] • SNSB[(a), (b), (e) & (f)] • NBSB[(a), (b), (e) & (f)] • NKSB[(a), (b), (e) & (f)] • PMSB[(a), (b), (e) & (f)] • NNSB[(a), (b), (e) & (f)] • CDSB[(a), (b), (e) & (f)] • CDeras[(a), (b), (e) & (f)] • UTES[(c) & (d)] • AAME[(c) & (d)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • AARB[(c)] • GRS[(c)] • MIB[(c)] • MGR[(c)] • GBS[(c)] • EABNS[(c)] • EABSH[(c)] • Tucson[(c)] • PBS[(c)] • PBH[(c)] • OSL[(c)] • HVL[(c)] • HVS[(c)] • HVH[(c)] • SIL[(c)] • SS[(c)] • SH[(c)] • RPSB[(f)]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
3.	Tanjong's affiliates (i) PMP (ii) TGV	• ARM • TPC • AF • DB	• UTSB • PSIL • Excorp • PanOcean • TAK • AF	• HTSB[(a)] • BNSB[(a)] • NCSB[(a)] • NDSB[(a)] • MNSB[(a)] • GNSB[(a)] • SNSB[(a)] • NBSB[(a)] • NKSB[(a)] • PMSB[(a)] • NNSB[(a)] • CDSB[(a)] • CDeras[(a)] • UTES[(c) & (d)] • AAME[(c) & (d)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • AARB[(c)] • GRS[(c)] • MIB[(c)] • MGR[(c)] • GBS[(c)] • EABNS[(c)] • EABSH[(c)] • Tucson[(c)] • PBS[(c)] • PBH[(c)] • OSL[(c)] • HVL[(c)] • HVS[(c)] • HVH[(c)] • SIL[(c)] • SS[(c)] • SH[(c)]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
4.	Valuelabs	Arjun	-	-
5.	MSS	• ARM	• TAK • THO	• HTSB[c] • BNSB[c] • NCSB[c] • NDSB[c] • MNSB[c] • GNSB[c] • SNSB[c] • NBSB[c] • NKSB[c] • PMSB[c] • NNSB[c] • CDSB[c] • CDeras[c] • UCSB[c] • MUSB[c] • MSSB[c] • PGSB[c] • UMSB[c] • AARB[c] • GRS[c] • MIB[c] • MGR[c] • GBS[c] • EABNS[c] • EABSH[c] • Tucson[c] • PBS[c] • PBH[c] • OSL[c] • HVL[c] • HVS[c] • HVH[c] • SIL[c] • SS[c] • SH[c] • UTES[c] • AAME[c] • UTSB[c] • PSIL[c] • Excorp[c] • PanOcean[c]

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected [#]
6.	KNB's affiliates (i) MAS (ii) VADS (iii) Celcom	• Dato' Badri	• KNB • MOF Inc	• HTSB[(f)] • BNSB[(f)] • NCSB[(f)] • NDSB[(f)] • MNSB[(f)] • GNSB[(f)] • SNSB[(f)] • NBSB[(f)] • NKSB[(f)] • PMSB[(f)] • NNSB[(f)] • CDSB[(f)] • Cderas[(f)] • RPSB[(f)]
7.	AcrossAsia Limited's subsidiaries (i) PTBM (ii) PTMC	Certain Directors of the Group may be appointed as directors of PTDV	-	-

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
8.	AAAN's non wholly-owned subsidiaries (i) Goal TV (ii) PTDV@	• Dato' Badri • ARM • RR • DB • Uday • Yuvraj • TJK • JPL • WEM	• UTSB • PSIL • Excorp • PanOcean • TAK • MSM • THO • AF • Dato' Badri • KNB • MOF Inc	• HTSB[(a), (b), (e) & (f)] • BNSB[(a), (b), (e) & (f)] • NCSB[(a), (b), (e) & (f)] • NDSB[(a), (b), (e) & (f)] • MNSB[(a), (b), (e) & (f)] • GNSB[(a), (b), (e) & (f)] • SNSB[(a), (b), (e) & (f)] • NBSB[(a), (b), (e) & (f)] • NKSB[(a), (b), (e) & (f)] • PMSB[(a), (b), (e) & (f)] • NNSB[(a), (b), (e) & (f)] • CDSB[(a), (b), (e) & (f)] • CDeras[(a), (b), (e) & (f)] • UTES[(c) & (d)] • AAME[(c) & (d)] • UCSB[(c)] • MUSB[(c)] • MSSB[(c)] • PGSB[(c)] • UMSB[(c)] • AARB[(c)] • GRS[(c)] • MIB[(c)] • MGR[(c)] • GBS[(c)] • EABNS[(c)] • EABSH[(c)] • Tucson[(c)] • PBS[(c)] • PBH[(c)] • OSL[(c)] • HVL[(c)] • HVS[(c)] • HVH[(c)] • SIL[(c)] • SS[(c)] • SH[(c)] • RPSB[(f)]

Notes:

(a) *A person connected to AF.*

(b) *A person connected to MSM.*

(c) *A person connected to TAK.*

(d) *A person connected to UTSB, PSIL, Excorp and PanOcean.*

(e) *A person connected to THO.*

(f) *A person connected to Dato' Badri.*

(g) *A person connected to Dato' Khadar.*

\# *The list may not be exhaustive. However as explained under Section 7 of the Circular, the interested Directors and interested Major Shareholders will undertake to ensure that Persons Connected to them will abstain from all deliberations and voting at the forthcoming EGM on the resolutions of the Proposed Mandate in which they have an interest.*

@ *Subject to the completion of the Subscription and Shareholders Agreement dated 11 March 2005 (as amended by the Amendment Agreement dated 10 June 2005).*

ADDITIONAL INFORMATION

1. Responsibility Statement

This Circular has been seen and approved by our Directors who collectively and individually accept full responsibility for the accuracy of the information contained herein. Our Directors confirm that, after making all enquiries as were reasonable in the circumstances and to the best of their knowledge and belief, there is no other fact, the omission of which would make any information herein misleading.

2. Written Consent

The written consent of CIMB to the inclusion in this Circular of its name in the form and context in which it so appears has been given before the issuance of this Circular and has not been subsequently withdrawn.

3. Material Litigation, Claims or Arbitration

Neither our Company nor any of our subsidiaries are involved in any litigation, claims or arbitration which are or may be material, and our Directors do not have any knowledge of any proceedings pending or threatened against our Company or any of our subsidiaries, or of any facts which are likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of our Group.

4. Material Contracts

Save as disclosed below, there are no contracts which are or may be material, not being contracts entered into in the ordinary course of business, which have been entered into by our Company and our subsidiaries during the two (2) years preceding the date of this Circular.

(i) Agreement dated 18 August 2003 for the purchase of 100% of the issued and paid up capital of Celestial by CEHL from Pacific Investments (BVI) Ltd ("PIL") for a consideration of USD29,095,507 ("Share Sale Agreement").

Side Letter to the Share Sale Agreement from PIL to CEHL. CEHL and/or its affiliates are in the process of securing funding to finance the acquisition of the shares in Celestial ("Term Loan"). The parties have agreed in the Side Letter that upon the drawdown of the Term Loan, CEHL will pay PIL the purchase price of USD29,095,507, for the acquisition of Celestial, such payment to be made not later than 30 September 2003 (or such other date as may be agreed between CEHL and PIL).

On 20 August 2003, Celestial, PIL and Excorp agreed via a letter that in consideration of PIL and Excorp continuing to make available to Celestial the existing shareholders' advances of HKD690,108,004 ("Shareholders' Advances"), Celestial undertakes to pay PIL and Excorp upon receipt of inter company funding for a sum equal or equivalent in value as at the date of payment, as full and final settlement of the Shareholders' Advances such payment to be made not later than 30 September 2003 (or such other date as Celestial and PIL may agree).

(ii) Agreement dated 20 September 2003 for the sale and purchase of certain shares in AOL between certain shareholders of AOL ("Transferors") and our Company. The Transferors agreed to transfer their respective shares in AOL to our Company in consideration of our Company allotting and issuing shares credited as fully paid in our Company to the Transferors on a one for one basis.

(iii) On 11 October 2003, our Company entered into two placement agreements, a Malaysian placement agreement with CIMB, Mayban Securities Sdn Bhd ("MSSB"), RHB Sakura Merchant Bankers Berhad ("RHB Sakura") and AmMerchant Bank Berhad ("AmMerchant"), in respect of such number of Shares to be offered under the institutional offering to Malaysian institutional and selected investors; and in international placement agreement with UTSB and the international underwriters namely, Goldman Sachs (Singapore) Pte ("Goldman Sachs"), UBS AG ("UBS"), DBS Bank Ltd ("DBS"), ECM Libra Investment Bank Limited and the placement managers Goldman Sachs, UBS, DBS, Cazenove Asia Limited, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited each trading as ABN AMRO Rothschild, CLSA Singapore Pte Limited, CIMB in respect of such number of Shares offered under the institutional offering of the initial public offering by our Company.

Under the above placement agreements, CIMB, MSSB, RHB Sakura, AmMerchant and other institutional underwriters severally agreed to procure subscribers or purchasers for, or to subscribe or purchase themselves, the Shares being offered pursuant to the institutional offering and offer for sale of the initial public offering by our Company for an underwriting and selling commission of up to 2.25% of the institutional price of RM4.06 multiplied by the number of Shares issued or sold pursuant to the institutional offering.

(iv) A retail underwriting agreement was entered into between our Company, CIMB, RHB Sakura, Aseambankers Malaysia Berhad, AmMerchant, Affin Merchant Bank Berhad, Affin-UOB Securities Sdn Bhd, Alliance Merchant Bank Berhad, Hwang-DBS Securities Berhad, Malaysian International Merchant Bankers Berhad and Southern Investment Bank Berhad on 26 September 2003, to severally but not jointly underwrite up to 83,400,000 Shares under the retail offering of the initial public offering by our Company, subject to clawback and reallocation, for an underwriting commission of 1.75% of the retail price as defined therein.

(v) On 11 March 2005, ACNL together with its two wholly-owned subsidiaries, AMNV and AMCNV (collectively "Astro Shareholders"), PT Ayunda Prima Mitra, PTBM and PTDV entered into a joint venture arrangement to provide Direct-to-Home ("DTH") multi channel digital satellite pay television, radio and interactive multimedia services in Indonesia.

The parties executed a subscription and shareholders agreement dated 11 March 2005 ("SSA") in respect of (i) the joint venture arrangement, (ii) the subscription of shares in PTDV, and (iii) their relationships with each other, in respect of the affairs of and their dealings with PTDV and their respective operations, management and business in accordance with the agreed business plan.

Pursuant to the SSA, the Astro Shareholders will own 51% of PTDV (consisting of 31% RPS and 20% ordinary shares) at a subscription price of USD15.3 million and PT Ayunda Prima Mitra will own 49% of ordinary shares in the PTDV at a subscription price of USD14.7 million. Further, the Astro Shareholders or their affiliates will also provide PTDV with a shareholder loan facility of USD35 million on commercial terms.

On 10 June 2005, the parties executed an amendment agreement to the SSA, which inter alia, extended the Closing Date and Conditions Precedent Date (as defined in the SSA).

(vi) A Shareholders' Agreement was entered into on 25 August 2004 between MBNS Multimedia Technologies Sdn Bhd ("MMT"), AWT and Maxis pursuant to the completion of the exercise by MMT of the option to subscribe for 833,334 ordinary shares representing 25% of the enlarged issued and paid-up share capital of AWT.

5. Documents Available for Inspection

Copies of the following documents are available for inspection at the Malaysian registered office of our Company at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur, Malaysia between 9:00 a.m. to 5:30 p.m. on Monday to Friday (except public holidays) from the date of this Circular up to and including the date of our EGM:

(i) Memorandum and Articles of Association of our Company;

(ii) Audited consolidated financial statements of our Company for the financial year ended 31 January 2005;

(iii) Letter of consent referred to in Section 2 of this Appendix;

(iv) Material contracts referred to in Section 4 of this Appendix; and

(v) Latest unaudited consolidated results of our Company for the three (3) months financial period ended 30 April 2005.

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ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an *Extraordinary General Meeting* of ASTRO ALL ASIA NETWORKS plc ("Company") will be held at 11:00 a.m. on Wednesday, 20 July 2005 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of the Second Annual General Meeting of the Company or any poll taken on any resolution proposed thereat (whichever shall be later) for the purpose of considering and, if thought fit, passing the following resolutions, the first ten (10) of which will be proposed as ordinary resolutions and the final resolution as a special resolution:

ORDINARY RESOLUTION 1

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UTSB Management Sdn Bhd, SRG Asia Pacific Sdn Bhd, Bonuskad Loyalty Sdn Bhd and Light Style Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UTSB Management Sdn Bhd, SRG Asia Pacific Sdn Bhd, Bonuskad Loyalty Sdn Bhd and Light Style Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad, Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad, Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd *(formerly known as Tanjong Golden Village Sdn Bhd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Pan Malaysian Pools Sdn Bhd and TGV Cinemas Sdn Bhd *(formerly known as Tanjong Golden Village Sdn Bhd)* as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Valuelabs

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Valuelabs as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transaction is necessary for day-to-day operations of the Company and its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd *(formerly known as Binariang Satellite Systems Sdn Bhd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd *(formerly known as Binariang Satellite Systems Sdn Bhd)* as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Malaysian Airline System Berhad, VADS Berhad and Celcom (Malaysia) Berhad

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Malaysian Airline System Berhad, VADS Berhad and Celcom (Malaysia) Berhad as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Direct Vision

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Direct Vision as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Broadband Multimedia Tbk, PT Multipolar Corporation Tbk and/or their affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Broadband Multimedia Tbk, PT Multipolar Corporation Tbk and/or their affiliates as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9

Proposed shareholders' mandate for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Goal TV International (Mauritius) Ltd *(formerly known as All Asia Television Broadcast Ltd)*

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Goal TV International (Mauritius) Ltd *(formerly known as All Asia Television Broadcast Ltd)* as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transaction is necessary for day-to-day operations of the Company and its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 10

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Yes Television (Hong Kong) Limited as specified in Appendix II of the Company's Circular to Shareholders dated 24 June 2005, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

SPECIAL RESOLUTION

Proposed Cancellation of Share Premium Account

"THAT the amount standing to the credit of the share premium account of the Company, as at the date of the hearing of the petition seeking confirmation for the proposed cancellation of share premium account, be cancelled."

BY ORDER OF THE BOARD

Rohana Rozhan
Company Secretary

24 June 2005

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Notes on proxy:

(a) *A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company.*

(b) *A proxy need not be a member of the Company.*

(c) *The Form of Proxy must be deposited at the Company's share registrar, Symphony Share Registrars Sdn Bhd (formerly known as Malaysian Share Registration Services Sdn Bhd) at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.*

(d) *An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.*


ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

FORM OF PROXY

I/We..
(FULL NAME IN BLOCK LETTERS)

of..
(FULL ADDRESS IN BLOCK LETTERS)

being a member of ASTRO ALL ASIA NETWORKS plc ("Company") hereby appoint

....
(FULL NAME OF PROXY IN BLOCK LETTERS)

of..
(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 11:00 a.m. on Wednesday, 20 July 2005 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of our Second Annual General Meeting of the Company or any poll taken on any resolution proposed thereat (whichever shall be later).

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Resolution	For	Against
Ordinary Resolution 1		
Ordinary Resolution 2		
Ordinary Resolution 3		
Ordinary Resolution 4		
Ordinary Resolution 5		
Ordinary Resolution 6		
Ordinary Resolution 7		
Ordinary Resolution 8		
Ordinary Resolution 9		
Ordinary Resolution 10		
Special Resolution		

(Please indicate with a "✓" in the spaces provided on how you wish your votes to be cast)

Dated this _____ day of ___________ 2005.

____
Name(s) of Member
(If the appointor is an attorney or a corporation please see Note 5 below)

____
Signature of Member(s)

____
Number of shares held

Notes :

1. *A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.*
2. *A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.*
3. *A proxy may vote on a show of hands and on a poll.*
4. *If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.*
5. *An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.*
6. *To be valid this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd (formerly known as Malaysian Share Registration Services Sdn Bhd) at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll.*
7. *The lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

THE REGISTRAR
ASTRO ALL ASIA NETWORKS plc
(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 – Company No.: 994178-M)

Symphony Share Registrars Sdn Bhd
(formerly known as Malaysian Share Registration Services Sdn Bhd)
Level 26, Menara Multi–Purpose
Capital Square
No.8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

1st fold here

LETTER TO SHAREHOLDERS

Report for the half year ended 31 July 2005



TM
ASTRO ALL ASIA NETWORKS plc

	2QFY05	3QFY05	4QFY05	1QFY06	**2QFY06**
CONSOLIDATED					
Revenue	423.5	440.7	461.0	473.2	499.4
Television	377.0	394.9	407.7	425.7	444.0
Radio	30.8	31.9	34.3	30.0	36.2
Library Licensing and Distribution	13.9	8.7	15.5	13.8	15.9
Others	1.8	5.2	3.5	3.7	3.3
EBITDA	115.1	76.0	111.0	91.6	72.0
Free Cash Flow	77.7	39.7	28.2	31.5	81.2
Profit After Tax	33.4	29.8	72.5	39.8	44.0
Net Cash	558.6	563.5	580.8	605.0	679.9
Total Assets	2,728.1	2,621.8	2,650.0	2,739.3	2,800.3
Shareholders' Equity	1,446.6	1,477.6	1,559.4	1,633.1	1,639.5
Earnings Per Share (sen)	1.74	1.55	3.77	2.07	2.29
NTA Per Share (RM)	0.56	0.57	0.61	0.62	0.62



Group Revenue & EBITDA
(RM million)
423.5
115.1
440.7
76.0
461.0
111.0
473.2
91.6
499.4
72.0
2QFY05
3QFY05
4QFY05
1QFY06
2QFY06
Revenue
EBITDA

I am pleased to report that our Company continued to grow profits and cashflow, with increased contributions from our core TV and radio businesses.

FINANCIAL OVERVIEW

For the first six months to end-July 2005, Group revenues grew 19.4% to reach RM972.6 million, due primarily to higher TV subscription revenues as a result of robust growth in our subscriber base. Net profit after tax and minorities rose 58% to RM83.8 million, driven mainly by higher revenues and ongoing savings in interest costs with the pay-down of our debt in the previous year.

Earnings before interest, tax, depreciation and amortisation (EBITDA) of RM163.6 million have been impacted by an increase in subscriber acquisition costs of RM36.4 million directly attributable to the 47K increase in gross additions over the previous corresponding period, and a charge for staff options scheme of RM25.7 million as we adopted the International Financial Reporting Standards (IFRS) for the first time. The application of our policy for providing for bad debt on our receivables has also increased provisions for doubtful debt by RM18 million to RM29 million, which I discuss in greater detail later in this report. As a result, consolidated EBITDA margin has declined to 16.8%, against 23.6% a year ago.

Our financial position remains strong. The Company generated operating free cash of RM112.7 million. As at the end of July 2005, the Company has net cash of RM680 million, resulting in further reduction in our debt-to-equity ratio to 20%, from 40% a year ago. Capital expenditure rose 32.4% to RM48.2 million with the planned refreshment of our technology, including implementation of our Customer Relationship Management (CRM) system. Construction of our broadcast back-up facility in Cyberjaya, for which we budgeted RM100 million, is now well underway.

Our first and final tax-exempt dividend payment for FY2005, totalling RM48 million and representing a payout ratio of 30%, was paid on August 26. Following approval by shareholders on 20 July 2005 to cancel the share premium account, the High Court of Justice in England and Wales has since granted the Order. As a result, the RM2.12 billion credit in the share premium account has been transferred to the Company's distributable reserves.

After taking into account the current capital requirements for our operations and the continuing healthy cashflow from our existing businesses, the Board believes there are sufficient reserves to cater for a cash payout to shareholders. Consistent with our commitment to a progressive dividend policy, the Board has accordingly approved an interim tax-exempt dividend payment of 1.5 sen per share for the current year, representing a payout ratio of 34 per cent, to be payable on a date to be determined later.

OPERATIONS OVERVIEW

Television

We continued to achieve significant growth in new subscriber accounts with gross additions of 236K for the first six months of the fiscal year, compared with 188K a year ago. Net of churn, we added 130K residential subscribers against 103K in the previous corresponding period. As at end-July 2005, our pay-TV ***Astro*** service had 1.696 million residential subscribers,

Key Operating Highlights

	2QFY05	3QFY05	4QFY05	1QFY06	**2QFY06**
TELEVISION					
Residential Subscribers ('000)	1,386.0	1,470.6	1,565.8	1,628.8	1,696.0
Gross Additions ('000)	86.2	101.9	119.1	107.7	127.5
Net Additions ('000)	47.2	84.6	95.1	63.0	67.2
TV HH penetration (%)	27.7	29.0	30.4	31.4	32.4
2nd box subs ('000)	52.6	56.4	61.0	63.5	70.2
2nd box penetration (%)	3.8	3.8	3.9	3.9	4.1
Churn (%)	9.6	9.2	9.0	8.5	9.4
ARPU (RM)	81	82	79	80	80
SAC per box (RM)	743.6	848.0	788.9	733.6	785.8
Programming Cost Per Subscriber (RM)	25.1	30.8	26.2	25.6	24.7
Programming Cost as % of Revenue	27.6	33.6	29.9	29.1	28.3
Astro Share of TV Adex (%)	11.3	11.9	11.3	11.2	12.1
Astro Adex as % of Total Revenue (%)	6.9	7.6	7.2	6.3	6.2
Financial Summary					
Revenue	377.0	394.9	407.7	425.7	444.0
SAC	71.2	106.2	75.7	84.4	106.9
EBITDA	120.1	78.1	117.4	112.3	70.4
EBITDA Margin (%)	31.9%	19.8%	28.8%	26.4%	15.9%
Free Cash Flow	96.1	58.0	61.1	101.4	104.0

TV Household Penetration
(%)
27.7 29.0 30.4 31.4 32.4
2QFY05 3QFY05 4QFY05 1QFY06 2QFY06


TV Revenue & EBITDA
(RM million)
377.0
120.1
394.9
78.1
407.7
117.4
425.7
112.3
444.0
70.4
2QFY05
3QFY05
4QFY05
1QFY06
2QFY06
Revenue
EBITDA

	2QFY05	3QFY05	4QFY05	1QFY06	**2QFY06**
RADIO					
Total Listeners (million)	8.9	9.0	9.0	10.4	10.4
Total Listener Share (%)	44.1	47.5	47.5	62.2	62.2
Radio Industry Share (%)	3.7	3.9	3.7	3.8	3.8
AMP Share of Radio Adex (%)	74.7	71.7	76.0	79.4	81.6
Total Fill Rates (%)	55.6	56.7	73.2	42.0	40.0
Financial Summary					
Revenue	30.8	31.9	34.3	30.0	36.2
EBITDA	13.4	16.1	16.8	9.2	13.2
EBITDA Margin (%)	43.5%	50.5%	49.0%	30.7%	36.5%
Free Cash Flow	12.2	16.0	2.6	9.0	14.4


TV Subscriber Acquisition Cost
(RM million)
71.2
106.2
75.7
84.4
106.9
2QFY05
3QFY05
4QFY05
1QFY06
2QFY06



	2QFY05	3QFY05	4QFY05	1QFY06	**2QFY06**
LIBRARY LICENSING AND DISTRIBUTION					
Shaw Titles Re-mastered	39.0	43.0	35.0	25.0	32.0
Shaw Titles Released for Distribution	19.0	30.0	32.0	39.0	29.0
Celestial Movies Channel Distribution (Territories)	6.0	7.0	7.0	8.0	9.0
Financial Summary					
Revenue	13.9	8.7	15.5	13.8	15.9
EBITDA	(13.8)	(15.8)	(21.0)	(18.6)	(15.0)
EBITDA Margin (%)	n/m	n/m	n/m	n/m	n/m
Free Cash Flow	0.9	(5.1)	(9.9)	(11.4)	(4.9)


Radio Revenue & EBITDA
(RM million)
30.8
13.4
31.9
16.1
34.3
16.8
30.0
9.2
36.2
13.2
2QFY05
3QFY05
4QFY05
1QFY06
2QFY06
Revenue
EBITDA

representing a penetration rate of 32.4% of Malaysian TV homes. We also saw strong growth in commercial subscriptions and second box subscriptions, now standing at over 70,000. Including commercial establishments and schools, ***Astro*** had 1.84 million subscriptions.

Television revenues rose 19.5% to RM869.7 million, of which subscription revenues accounted for RM798.5 million with advertising sales accounting for RM54.1 million. Residential subscriber growth was largely driven by targeted promotions and sales campaigns, complemented by our immensely popular reality talent show, ***Akademi Fantasia***. Overall ARPU or the average revenue per subscriber remained steady, at around the RM80-level.

SAC rose 23.5% to RM191.3 million as a result of increased marketing expenses relating to our sales campaigns and higher set-top box sales of 236K, due largely to strong response to our RM199 set-top box retail price and free installation offer. On a per-box basis, SAC is RM786 for the second quarter and RM762 for the first half of the year.

With the current lower entry price, the ***Astro*** service is now available to a much broader section of the Malaysian marketplace. To manage the quality of new subscribers, we have now instituted several measures, including disconnection of non-paying accounts after 45 days, rather than the standard 70 days. This measure, which commenced in July, had the one-off impact of increasing our churn on a quarter-to-quarter basis. Consequently, churn increased from 8.5% in the first quarter to 9.4% in the second quarter, of which 0.7 percentage points was the result of the early disconnections.

As mentioned previously, we are in the process of implementing a new CRM system. The implementation of our CRM system has not gone on as well as we had hoped and has impacted our operational and financial performance for the first half. The first quarter revenues were impacted by our inability to bill late charges and reconnection fees amounting to RM3 million. In addition, we had to suspend our normal debt collection processes for the first half of the year. This suspension has caused a greater percentage of receivables to age to a point where we have had to take full provision in line with our standard policies. The increase in the doubtful debt provision over the first half of last year amounted to RM18 million. Debt collection activities have now resumed and we hope to see doubtful debt provisions back to more typical levels for the second half.

As we expand our business, content becomes ever more crucial. We therefore continue to invest increasing sums on new and innovative local content to retain existing as well as attract new subscribers. We have also finalised specifications for our new generation set-top boxes incorporating an integrated Digital Video Recorder that we will deploy in 2006.

In line with our commitment to provide better and quality content, programming costs rose to RM249 million from RM206 million. The first half year saw increased cost on sports programmes as well as the launch of new channels, ***Sun TV*** and ***Phoenix InfoNews***. As a percentage of revenue, content costs edged up slightly to 28.7% from 28.3%. This is due, in part, to new services being lined up for the substantial expansion of our service when additional transponder capacity becomes available in early 2006. On a per subscriber basis, programming cost remained unchanged at RM25.

Reflecting our ability to distribute our content through other platforms, we launched our broadband portal, ***Astro.tv***, with the debut of three channels in May. As at end-July, the portal had over 7,800 subscribers, mostly to ***AFXtra***. Riding on the start of the third season of ***Akademi Fantasia***, ***AFXtra*** offered additional and exclusive footage of ***AF*** candidates as well as archived materials in addition to the daily ***AF Diary*** events and weekly concerts. The other two channels, ***GoalTV 1*** and ***2***, provide exclusive soccer content from the key English Premier League (EPL) teams, namely Manchester United, Chelsea, Liverpool and Arsenal, as well as highlights and live coverage of matches in the Scottish Premier League, the French Ligue 1 and the Dutch Eredivisie. These services complement the sports offering on the ***Astro*** pay-TV service which continue to offer exclusive broadcast of the EPL, a key staple for many of our subscribers.

We have also nearly doubled our interactive TV activities, such as Red Button and SMS services, over the last six months. Mobile content services have also grown, especially with the launch of 3G services, which reaffirmed us as the leading premium video content provider in the market. With the start of the EPL season in August 2005, we have also expanded our services to provide video-on-demand clips and subscription services.

Radio

After a slow start to the year, the Radio business bounced back in the second quarter. Revenues for the first half year rose 13.7% to RM66.2 million, driven mainly by contributions from the new networks. ***Sinar*** and ***Xfresh*** were launched in 2004 and ***Thr*** was acquired in April this year. Rate card increases were also effected from March 2005.

The three aforementioned stations, together with ***ERA***, ***MY***, ***hitz***, ***Light & Easy*** and ***Mix***, now reach over 10 million listeners or 60% of all radio listeners and command some 80% of all advertising expenditures that go to radio.

Given our market-leading position, the long term goal is to increase the overall share of adex that goes to radio, now sitting at 4.1%. In the short term, the focus is on improving listenership share and revenue through better fill rates and programming to address the listener profile imbalances among the stations. To extract further synergies, we have also started the process of integrating ***Thr*** with the rest of our radio networks while developments are underway to secure national coverage for ***Xfresh***.

Library Licensing and Distribution – Celestial

Celestial continues to grow its core businesses, with revenues growing 27% year-on-year to RM29.7 million. Development of the Shaw library business continues, with 57 new titles remastered and 68 released to the market in the six months to end-July. In all, a total of 422 titles have been remastered with 348 titles released globally.

In line with its commitment to keep content of its flagship ***Celestial Movies*** channel fresh, a wide variety of new and more current titles were added and output deals concluded with a number of key producers. Capitalising further on the Shaw brand and titles, Celestial has licensed 60 titles as programme blocks with a Beijing-based broadcaster.

New regulations in China, however, continue to place restrictions on foreign participation in domestic TV channels and hence, Celestial's ability to pursue certain opportunities with provincial broadcasters. Consequently, the focus has now turned to developing China-made content for export. Leveraging on its distribution capabilities, Celestial is also finalising several licensing contracts for ***Perhaps Love***, a much-anticipated Chinese musical film for which it has secured distribution rights outside China, including pay-TV rights for itself.

Other Business

Tayangan Unggul continues to win further recognition for its movie-making efforts. ***Gangster***, its big budget blockbuster, won nine awards at the recent Oskar PPFM, the Malaysian Film Workers Association's Oscars, and three at the 18th Malaysian Film Festival, including best box office, best stunts and special effects as well as best sound and editing. Due for release soon is the much-awaited prequel to its highly-acclaimed ***KL Menjerit***.

Capitalising on the ***Akademi Fantasia*** phenomenon, our Publications unit successfully ran a 9-week publication, ***Aksi AF***, resulting in more than 300,000 copies sold by the time the season ended in August.

Given the overwhelming response to ***AF3***, Maestro, our talent management arm is targeting 5 solo albums and 3 compilation albums. Album sales by Zahid and Farah, the winner and one of the top finalists of ***AF2***, totalled more than 14,000 copies albums currently and a sponsored road tour is being organised to boost sales further.

These businesses are not material to Group results as they are still at an early stage of development. They, however, represent significant opportunity for bundling of our media products with our pay-TV and radio franchises.

PROSPECTS

We believe there is still substantial growth potential in our target markets in an environment where domestic demand could see some impact in the light of rising oil prices. Malaysia's youthful population, which will continue to underpin new household formations, coupled with increasing urbanisation, will sustain demand for our services for many more years to come.

We do recognise that there are challenges ahead. By lowering the barriers to access to our service, we are penetrating the broader urban mass market and changing the profile of our subscriber base. In addition, a new operator has recently launched a multi-channel pay-TV service. We have and are working hard to improve our infrastructure, operations and services and to tailor and enhance our content and product offerings which we hope to introduce quickly in the new year. The technology refreshing process has also stretched our resources and placed yet more demands on our operating management and customer care service. We are robustly addressing all these challenges. Outside Malaysia, we see similar potential in our selected markets, particularly in Indonesia where a successful launch of our joint-venture pay-TV platform remains a key priority. An operating team has been put in place and is ready to roll-out services once all the requisite approvals are secured.

The success of our Company will depend very much on our continuing ability to originate, aggregate and distribute more and better content to retain and to generate subscriber growth from the broader urban market. We expect to invest some RM300 million over the next three years on new content and channels, either on our own or through joint-ventures, in the Malay, Mandarin and certain Indian languages. This new content, when available, will also enable us to penetrate niche markets globally. We have identified content genres and major regional players, with whom we will collaborate with, to produce, amongst others, drama serials, news and infotainment channels and children edutainment programmes. The Malaysian services will soon have a number of new services, particularly in the Malay language, which will enable us to provide distinctive content in Malaysia, as well as in Indonesia when we start services in the country.

Current year prospects will be affected by the continuing increase in total subscriber acquisition costs, in line with the robust growth in our pay-TV subscriber base. As stated earlier, adoption of the IFRS will result in a full-year charge for staff share options scheme, amounting to RM49 million, for the current fiscal year. In addition, we expect to incur certain costs, estimated at RM30 million, related to expansion of the Malaysian pay-TV service, and another RM20 million for start-up losses associated with our programming and content joint-ventures.

Our participation in the Indonesian satellite TV joint-venture is now expected to take effect later this year. Accordingly, the start-up costs are not expected to materially affect the results of the current fiscal year.

In summary, the operating conditions remain attractive for all our businesses as evidenced by our topline and pay-TV subscriber growth. With our better understanding of the dynamics of the broader mass urban market, we are confident that the measures we have put in place will allow us to continue to build and manage a quality subscriber base, and to deliver long term growth for our shareholders.

Ralph Marshall
Group Chief Executive Officer

8 September, 2005